Filed by BioNTech SE (Commission File No. 001-39081)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934, as amended.

Subject Company: CureVac N.V.

Commission File No.: 001-39446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Purchase Agreement

As previously announced, on June 12, 2025, BioNTech SE (“Buyer”), a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, and CureVac N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, entered into a purchase agreement (the “Purchase Agreement”). The Purchase Agreement provides for Buyer’s acquisition of the Company through a public exchange offer, followed by a series of post-offer reorganization steps.

Initial Offer, Duration and Expiration Time

Pursuant to the Purchase Agreement, Buyer will commence an exchange offer (as it may be amended from time to time as permitted by the Purchase Agreement, the “Offer”) to purchase any and all of the ordinary shares, par value €0.12 per share, of the Company (the “Company Shares”) in exchange for a number of American Depositary Shares of Buyer, each representing one ordinary share of Buyer with a notional amount of €1.00 (a “Buyer ADS”), equal to the quotient rounded to five decimal places (the “Exchange Ratio”) obtained by dividing (i) $5.4641 by (ii) the volume-weighted average price per Buyer ADS taken to four decimal places over the 10 consecutive trading day-period concluding with the market closing trade on Nasdaq on the fifth trading day immediately preceding the Expiration Time (as defined below) (the “Buyer ADS VWAP”), provided, however, that (i) if the Buyer ADS VWAP is greater than or equal to $126.55, then the Exchange Ratio will be 0.04318, and (ii) if the Buyer ADS VWAP is less than or equal to $84.37, then the Exchange Ratio will be 0.06476, in each case without interest (the “Offer Consideration”).

The Offer will remain open until 9:00 a.m. (New York City time) on the day that is the later of

•	the 21st business day following the commencement of the Offer, and

•	the third business day following the date of the extraordinary general meeting of the shareholders of the Company discussed below (the “EGM”),

unless the Offer is extended. The time at which the Offer expires (taking into account any extensions) is referred to as the “Expiration Time.”

Subsequent Offering Period; Corporate Reorganization

Following Buyer’s initial acceptance of Company Shares in the Offer, Buyer will commence a subsequent offering period (the “Subsequent Offering Period”). Pursuant to the Subsequent Offering Period, Buyer will offer to purchase additional Company Shares at the Offer Consideration, without interest and less any applicable withholding taxes, for a period of at least 10 business days.

As promptly as practicable following the expiration of the Subsequent Offering Period, Buyer and the Company and their respective subsidiaries, as applicable, will effectuate or cause to be effectuated a corporate reorganization (the “Post-Offer Reorganization”) to ensure that Buyer becomes the sole owner of all of the Company’s business operations. Accordingly, the Company will no longer be a publicly traded company, the listing of the Company Shares on Nasdaq will be terminated and the Company Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of the Company’s reporting obligations.

The Post-Offer Reorganization will be implemented by means of a Dutch legal downstream merger of the Company with and into a newly formed direct subsidiary of the Company (“New TopCo”), a sale and transfer of all outstanding shares of CureVac SE by New TopCo to Buyer against payment of consideration by Buyer with a value equal to the excess of the aggregate Offer Consideration for all Company Shares over the amount of cash and cash equivalents of the Company, including any receivables, and any other assets, net of any liabilities of the Company, in the form of Buyer ADS and a loan note and a cancellation transaction. Upon completion, each Company shareholder that did not tender its Company Shares prior to the expiration of the Subsequent Offering Period will cease to hold any Company Shares and will have received the same consideration received for each Company Share tendered in the Offer (without interest and subject to applicable withholding taxes).

Conditions to the Offer

Buyer’s obligation to purchase Company Shares pursuant to the Offer is subject to the satisfaction or waiver of various usual and customary conditions, including:

•

The tendering of a sufficient number of Company Shares that, together with the Company Shares then owned by Buyer or its controlled affiliates, represents at least 80% of the issued and outstanding Company Shares (the “Minimum Condition”) immediately prior to the Expiration Time. Under certain circumstances, Buyer may reduce the Minimum Condition to 75% of the Company Shares.

•

The receipt of required antitrust and other regulatory approvals, or the expiration or termination of their respective waiting periods (and any extensions thereof), as applicable (collectively, the “Required Approvals”). Buyer and the Company have agreed to use their respective reasonable best efforts to obtain the Required Approvals.

•

The adoption of resolutions by shareholders of the Company (the “Shareholder Approval”) at the EGM (or a subsequent EGM) approving certain corporate reorganization steps relating to the Offer and the Post-Offer Reorganization and appointing Buyer designees to the Company’s management board and supervisory board (the “Company Boards”) effective upon the closing of the Offer (the “Closing”).

Extensions of the Offer

If, at any then-scheduled Expiration Time, any conditions of the Offer have not been satisfied or waived by Buyer, Buyer must, subject to certain exceptions, extend the Offer in consecutive periods of up to 10 business days in order to permit the satisfaction of such conditions.

If Buyer determines at any then-scheduled Expiration Time that certain of the conditions of the Offer, relating to the Required Approvals, among other things, are not reasonably likely to be satisfied within a 10 business day extension period, then Buyer may choose to extend the Offer for up to 20 business days instead.

Buyer is not required to extend the Offer beyond March 12, 2026 (the “End Date”). If all conditions of the Offer, other than the antitrust approvals, are satisfied or capable of being satisfied, the End Date will be extended for up to two additional 90-day periods. In addition, if the only unsatisfied condition is the Minimum Condition, Buyer shall not be required to extend the Offer on more than four occasions.

Support Agreements

Certain shareholders of the Company have entered into and delivered tender and support agreements, pursuant to which they have agreed, among other things, to tender their shares in response to the Offer and to vote in favor of the resolutions relating to the transactions at the EGM.

Representations, Warranties and Covenants

The Purchase Agreement contains customary representations, warranties and covenants of the Company and Buyer, including a covenant requiring the Company to operate its business and that of its subsidiaries in all material respects in the ordinary course consistent with past practice until the earlier of the termination of the Purchase Agreement and the Closing.

Alternative Acquisition Proposals; Company Recommendation

The Company has agreed to not solicit or initiate discussions with third parties regarding alternative proposals to acquire, or enter into similar transactions involving, the Company (each, an “Alternative Acquisition Proposal”).

Subject to certain exceptions, neither Company Board nor any committee thereof is permitted to, among other things:

•	withhold, withdraw, qualify, amend or modify its recommendation to the Company’s shareholders to accept the Offer and to vote in favor of the Shareholder Approval (the “Company Recommendation”);

•	recommend, adopt or approve or propose publicly to recommend, adopt or approve, any Alternative Acquisition Proposal;

•	publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal;

•	fail to publicly recommend against any Alternative Acquisition Proposal or fail to timely reaffirm the Company Recommendation upon certain specified events; or

•	publicly propose to approve, recommend or allow any of the foregoing (any such action in this paragraph an “Adverse Recommendation Change”).

Contemplated Corporate Governance

As of the Closing, the management board of the Company will be reconstituted to consist of individuals designated by Buyer. In addition, the supervisory board of the Company will be composed of three members, including the chairperson, all designated by Buyer as well as two members designated by mutual agreement of the Company and Buyer, who must be independent from Buyer and certain of the Company’s major shareholders, and who must at all times meet the independence standards of the Dutch Corporate Governance Code.

Treatment of Company Equity Awards

The Purchase Agreement provides for the following treatment of Company equity awards:

•

The Company will use reasonable best efforts to amend the terms of the Company’s outstanding virtual share awards (the “Company Prior VSOP Awards”) to allow certain shareholders of the Company to tender the Company Shares required to settle these awards and transfer the Offer Consideration (less applicable taxes) received for such shares to the beneficiaries under the Company Prior VSOP Awards, thereby settling any outstanding claims under such awards.

•

At the Closing, each Company performance stock unit (the “Company PSUs”) outstanding immediately prior to the Closing will become fully vested with respect to any time-vesting conditions. If the performance-vesting conditions have been satisfied in full immediately prior to the Closing, the Company PSUs will be settled in cash in an amount equal to the product obtained by multiplying: (a) (i) the Buyer ADS VWAP multiplied by (ii) the Exchange Ratio (the “Company Value Per Share”) by (b) the number of Company Shares subject to the Company PSUs. If the performance-vesting conditions have not been satisfied in full immediately prior to the Closing, the Company PSU will be cancelled for no consideration.

•

At the Closing, each Company restricted stock unit (the “Company RSUs”) outstanding immediately prior to the Closing will become fully vested. Each Company RSU will be settled in cash (without interest and subject to tax withholdings) in an amount equal to the product obtained by multiplying: (a) the Company Value Per Share by (b) the number of Company Shares subject to the Company RSU.

•

At the Closing, each Company option (the “Company Options”) outstanding immediately prior to the Closing will become fully vested. If the per share exercise price of a Company Option is less than the Company Value Per Share, the Company Option will be settled in cash (without interest and subject to tax withholdings) in an amount equal to the product obtained by multiplying: (a) the excess of the Company Value Per Share over the exercise price and (b) the number of Company Shares subject to the Company Option. Company Options whose exercise price is equal to or greater than the Company Value Per Share will be cancelled for no consideration.

Termination Rights

The Purchase Agreement contains certain termination rights of Buyer and the Company, including:

•	the right of Buyer or the Company to terminate the Purchase Agreement:

•	if the Offer is not consummated on or before 11:59 p.m. (New York City time) on the End Date;

•

if there is a law or order issued by any court or other governmental authority of competent jurisdiction (a “Legal Restraint”) that prohibits, renders illegal or enjoins, the consummation of the Offer or the Post-Offer Reorganization, and such Legal Restraint has become final, permanent and non-appealable;

•	if the Offer has expired in accordance with its terms without all of the offer conditions having been satisfied;

•	the right of Buyer to terminate the Purchase Agreement:

•

if the Company breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in the Purchase Agreement, which breach or failure to perform, individually or in the aggregate, (i) would result in any offer condition not being satisfied and (ii) such breach or failure to perform by its nature cannot be cured or has not been cured by the Company;

•	following an Adverse Recommendation Change;

•	if the subsequent EGM has been held and concluded and the Shareholder Approval has not been obtained;

•	following a willful breach by the Company of any of its non-solicitation covenants in any material respect;

•	the right of the Company to terminate the Purchase Agreement:

•	in order to enter into a definitive agreement with respect to a superior proposal for an Alternative Acquisition Proposal (a “Superior Proposal”);

•

if Buyer breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in the Purchase Agreement, which breach or failure to perform (i) would result in any offer condition not being satisfied and (ii) such breach or failure by its nature cannot be cured or has not been cured by Buyer;

•

if the increase of Buyer’s share capital required for the settlement of the Company Shares tendered prior to the Expiration Time (the “Capital Increase”) has not become effective within ninety (90) days after Buyer has accepted Company Shares tendered in the Offer; or

•

if Buyer has failed to effectuate the settlement of the Company Shares tendered prior to the Expiration Time within three business days after the Company has delivered a notice to Buyer that (i) Buyer has accepted the Offer, (ii) the Capital Increase has become effective and (iii) Buyer has failed to effectuate the settlement of the Company Shares tendered prior to the Expiration Time within 10 business days following the effectiveness of the Capital Increase.

The Company has agreed to pay Buyer a termination fee of $43,750,000 under specified circumstances, including a termination by the Company to enter into an agreement for a Superior Proposal, a termination by Buyer following an Adverse Recommendation Change, or the Company’s willful breach of its non-solicitation obligations, and, in the event that an Alternative Acquisition Proposal is made public prior to a termination of the Purchase Agreement for certain specified reasons and, within 12 months of such termination, the Company consummates or enters into an agreement with respect to an Alternative Acquisition Proposal.

Buyer has agreed to pay the Company a termination fee of $62,500,000 upon termination of the Purchase Agreement due to the failure to obtain antitrust approvals.

The foregoing description of the Purchase Agreement is only a summary of certain material provisions thereof, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company and Buyer. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates set forth therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s or Buyer’s public disclosures.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Buyer intends to file a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), including an offer to exchange/prospectus, to register under the Securities Act of 1933, as amended, the issuance of Buyer’s American Depositary Shares (“ Buyer ADSs”) pursuant to the exchange offer. In addition, Buyer intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”), which will include, as exhibits, the offer to exchange/prospectus, a form of letter of transmittal, and other customary ancillary documents, with the SEC and soon thereafter the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the ordinary shares of the Company referred to in this document has not yet commenced. The solicitation and offer to purchase the Company’s ordinary shares will only be made pursuant to the Schedule TO and related exchange offer/prospectus. This material is not a substitute for the offer to exchange/prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that Buyer or the Company may file with the SEC and send to the Company’s shareholders in connection with the proposed transactions.

With respect to the public offering of Buyer ADSs to the Company’s shareholders in Germany and in any other member state of the European Economic Area, this document is an advertisement for the purposes of the prospectus regulation EU 2017/1129, as amended. It does not constitute an offer to purchase any Buyer ADSs or shares in Buyer and does not replace the securities prospectus which will be available free of charge, together with the relevant translation(s) of the summary, from Buyer’s website (https://www.biontech.com). The approval of the securities prospectus by the German Federal Financial Supervisory Authority should not be understood as an endorsement of the investment in any Buyer ADSs or shares in Buyer. Investors in Germany and in any other member state of the European Economic Area should acquire Buyer ADSs solely on the basis of the prospectus (including any supplements thereto, if any) relating to the Buyer ADSs and should read the prospectus which is yet to be published (including any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Buyer ADSs. Investment in Buyer ADSs entails numerous risks, including a total loss of the initial investment.

With respect to the public offering of Buyer ADSs to the Company’s shareholders in the United Kingdom (the “UK”), Buyer will publish a UK prospectus exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any Buyer ADSs or shares in Buyer and does not replace the UK prospectus exemption document which will be available free of charge from Buyer’s website (https://www.biontech.com). Investors in the UK should acquire Buyer ADSs solely on the basis of the UK prospectus exemption document (including any supplements thereto, if any) relating to the Buyer ADSs and should read the UK prospectus exemption document, which is yet to be published (including any supplements thereto, if any), before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Buyer ADSs. Investment in Buyer ADSs entails numerous risks, including a total loss of the initial investment.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF THE COMPANY TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER/PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUYER, THE COMPANY AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors will be able to obtain free copies of the Registration Statement, exchange offer/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Buyer and the Company with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from Buyer’s website (https://www.biontech.com) or by contacting Buyer’s Investor Relations Department at investors@biontech.de. These documents are also available free of charge from the Company’s website (https://www.curevac.com) or by contacting the Company’s Investor Relations Department at communications@curevac.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to Buyer’s and Company’s proposed exchange offer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Many of these risks and uncertainties are beyond the control of Buyer or the Company. Investors are cautioned that any such forward-looking statements are based on Buyer’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the exchange offer and the subsequent corporate reorganization of the Company; uncertainties as to how many of the Company’s shareholders will tender their shares in the exchange offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the exchange offer and the transactions contemplated by the Purchase Agreement may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the announcement and pendency of the transactions on Buyer’s and/or the Company’s business, including their relationships with employees, business partners or governmental entities; the risk that the exchange offer or the other transactions contemplated by the Purchase Agreement may be more expensive to complete than anticipated; the risk that litigation in connection with the exchange offer or the other transactions contemplated by the Purchase Agreement may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the exchange offer, the other transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

Buyer does not undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Buyer’s and the Company’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the SEC, available on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Prof. Dr. Ugur Sahin	By:	/s/ Dr. Sierk Poetting
	Name: Prof. Dr. Ugur Sahin		Name: Dr. Sierk Poetting
	Title: Chief Executive Officer		Title: Chief Operating Officer

Date: June 17, 2025

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Purchase Agreement, dated June 12, 2025, between BioNTech SE and CureVac N.V.

Exhibit 99.1

Execution Version

PURCHASE AGREEMENT

dated as of

June 12, 2025

by and between

BIONTECH SE

and

CUREVAC N.V.

i

ii

Annex I — Offer Conditions
Exhibit A — Form of Legal Downstream Merger Deed
Exhibits B-1 and B-2 — Form of Legal Downstream Merger Proposal and Notes
Exhibit C — Form of Post-Downstream Merger Share Sale Agreement

iii

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) dated as of June 12, 2025, by and between BioNTech SE, a European stock corporation (Societas Europaea) organized under the Laws of Germany and the European Union registered with the commercial register at the district court of Mainz under HRB 48720 (“Buyer”), and CureVac N.V., a public limited liability company (naamloze vennootschap) organized under the Laws of The Netherlands, having its registered office (statutaire zetel) in Amsterdam, The Netherlands, registered with the Dutch trade registered under number 77798031 (the “Company”).

W I T N E S S E T H:

WHEREAS, Buyer desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the management board of the Company (the “Management Board”) and the supervisory board of the Company (the “Supervisory Board” and together with the Management Board, the “Company Boards”) have (i) determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the Signing Transactions, are in the best interest of the Company and the sustainable success of its business, having considered the interest of its shareholders, employees and other relevant stakeholders, (ii) approved the terms and conditions of this Agreement and the Signing Transactions and the execution, delivery and performance of the Company’s obligations under this Agreement and (iii) unanimously resolved, on the terms and subject to the conditions set forth in this Agreement, to support the Offer, to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the resolutions set forth in Section 2.04(a);

WHEREAS, the management board and the supervisory board of Buyer have each unanimously determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the Transactions are in the best interests of Buyer and all of its stakeholders and have approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS, Buyer shall commence an exchange offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Condition) and all of the ordinary shares, par value €0.12 per share, of the Company (collectively, the “Company Shares”) for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition of and inducement to Buyer’s willingness to enter into this Agreement, certain shareholders of the Company are executing and delivering tender and support agreements to the Buyer pursuant to which those shareholders, among other things, agree with the Buyer to tender all Company Shares beneficially owned by them or their controlled Affiliates to Buyer in response to the Offer (together with any similar agreements that may be signed after the date of this Agreement, the “Tender and Support Agreements”);

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation, and the New Topco U.S. Tax Election, will qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Code and the Treasury Regulations, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations; and

WHEREAS, Buyer and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 5.03(b)(i).

“Acceptance Time” shall have the meaning set forth in Section 2.01(b).

“Action” means any litigation, action, claim, complaint, investigation, suit, hearing, arbitration, mediation, interference, cancellation, opposition, reexamination or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

“Adverse Recommendation Change” shall have the meaning set forth in Section 5.03(d)(i).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Agreement” shall have the meaning set forth in Section 3.28.

“Aggregate Withholding Amount” shall have the meaning set forth in Section 2.08(i).

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.03(d).

“Alternative Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group of Persons (or the shareholders of any Person) other than Buyer and its Subsidiaries and Affiliates (such Person or group (or such shareholders), a “Company Third Party”) relating to, or that would reasonably be expected to lead to: (i) a transaction or series of transactions pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the 1934 Act) of more than twenty percent (20%) of the outstanding Company Shares or other equity securities of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than twenty percent (20%) of the voting power of the Company, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving the Company or any of its Subsidiaries; (ii) any transaction or series of transactions pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company and any entity surviving any merger or combination including any of them) of the Company or its Subsidiaries representing more than twenty percent (20%) of the revenues, net income or assets (in each case, on a consolidated basis) of the Company and its Subsidiaries, taken as a whole; or (iii) any disposition of assets representing more than twenty percent (20%) of the revenues, net income or assets (in each case, on a consolidated basis) of the Company and its Subsidiaries, taken as a whole.

“Anti-Corruption Laws” means any applicable Law relating to corruption, bribery, ethical business conduct, fraud, money laundering, political contributions, gifts and gratuities, or improper payments, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, U.K. Bribery Act 2010, and Laws implementing the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Anti-Takeover Measure” shall have the meaning set forth in Section 3.26.

“Antitrust Investigation” shall have the meaning set forth in Section 7.01(d).

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“BaFin” means the German Federal Financial Supervisory Authority (Bundesanstalt für. Finanzdienstleistungsaufsicht).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Mainz and Tübingen, Germany, Amsterdam, The Netherlands, New York, New York, United States or London, United Kingdom are authorized or required by applicable Law to close.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer ADS” shall have the meaning set forth in Section 2.01(a).

“Buyer ADS VWAP” means the volume-weighted average share price per Buyer ADS taken to four decimal places over the period of ten (10) consecutive trading days concluding with the market closing trade on Nasdaq on the fifth (5th) trading day immediately preceding the Expiration Time, as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the Company and Buyer).

“Buyer ADSs Sale” shall have the meaning set forth in Section 2.08(i).

“Buyer Balance Sheet” means the consolidated balance sheet of Buyer as of December 31, 2024, and the notes thereto set forth in the Form 20-F of Buyer filed with the SEC on March 10, 2025.

“Buyer Equity Plan” means each of the Buyer’s 2024 Non-North America Employee Participation Plan, 2024 North America Employee Participation Plan, 2020 Employee Equity Plan and 2020 Restricted Stock Unit Plan for North America Employees.

“Buyer Letter” means the letter, dated the date of this Agreement, regarding this Agreement that has been provided by the Buyer to the Company concurrently with the execution of this Agreement.

“Buyer Material Adverse Effect” means any fact, change, event, development, occurrence or effect (each, an “Effect”) that, individually or in the aggregate, (i) materially adversely affects, or would reasonably be expected to materially adversely affect, the business, assets, results of operations or condition (financial or otherwise) of Buyer and its Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of Buyer to consummate the Transactions; provided, that, subject to the next occurring proviso in this definition, no Effect relating to or arising after the date of this Agreement from any of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Buyer Material Adverse Effect pursuant to subsection (i) of this definition: (A) general economic conditions (or changes in such conditions) in

Germany, the United States, The Netherlands or any other country or region in the world in which Buyer or any of its Subsidiaries conduct business; (B) changes in any financial, debt, credit, capital, banking or securities markets or conditions in which Buyer or any of its Subsidiaries conduct business; (C) changes in interest, currency or exchange rates or in the price of any commodity, security or market index; (D) changes after the date of this Agreement in applicable Law (or the enforcement or interpretation thereof), tariffs issued by any Governmental Authority after the date of this Agreement, changes after the date of this Agreement in IFRS or other applicable accounting standards (or the interpretation thereof), and changes after the date of this Agreement in stock exchange rules or listing standards (or the enforcement or interpretation thereof); (E) changes in the industries in which Buyer or its Subsidiaries operate; (F) any change in the market price, trading volume or ratings of any securities or indebtedness of Buyer or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for Buyer or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of Buyer to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to Buyer or any of its Subsidiaries (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of Buyer Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Buyer Material Adverse Effect has occurred or will occur); (G) the continuation, occurrence, escalation, outbreak or worsening of any civil unrest, protests and public demonstrations, cyberattacks, hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war; (H) the execution and delivery of this Agreement or the announcement or pendency of the Transactions (including by reason of the identity of the Company), including any disruption in supplier, distributor, customer, partner, licensing or similar relationships or any loss of employees, provided, that the exception in this clause (H) shall not apply for purposes of the representations and warranties in Section 4.04; (I) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity; (J) any Action brought or threatened by shareholders of Buyer (whether on behalf of Buyer or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Offer Documents; (K) any action expressly required to be taken pursuant to this Agreement, or any action taken at the express written direction of the Company; or (L) any ongoing litigation between the Company and Buyer, including any potential dismissal or mutually agreed settlement thereof; provided, further, that with respect to subclauses (A), (B), (C), (D), (E), (G) and (I), if such Effect disproportionately affects Buyer and its Subsidiaries, taken as a whole, compared to other companies operating in the same industry and market as the Buyer and its Subsidiaries, then, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Buyer Material Adverse Effect.

“Buyer Option” means an option to acquire Buyer ADSs granted by the Buyer.

“Buyer Organizational Documents” means the articles of association (Satzung) and bylaws (Geschäftsordnungen), or equivalent organizational documents, of the Buyer and its Subsidiaries as amended and in effect on the date of this Agreement.

“Buyer PSU” means a restricted stock unit issued by the Buyer pursuant to a Buyer Equity Plan that vests in whole or in part upon the achievement of one or more performance goals (notwithstanding that the vesting of such restricted stock unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Buyer ADSs upon the vesting of such unit.

“Buyer RSU” means a restricted stock unit issued by the Buyer pursuant to a Buyer Equity Plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive Buyer ADSs upon the vesting of such unit.

“Buyer SEC Documents” shall have the meaning set forth in Section 4.06(a).

“Buyer Shares” shall have the meaning set forth in Section 4.05(a).

“Buyer Termination Compensation” means an amount in cash equal to $62,500,000.

“Cancellation” means the cancellation (intrekking) of all New Topco A Shares issued and outstanding as of the Cancellation Effective Time pursuant to a resolution of the general meeting of New Topco, whereby each such New Topco A Share is cancelled against repayment in kind consisting of Buyer ADSs and cash such that each holder of New Topco A Shares (determined as of the Cancellation Effective Time) receives a number of Buyer ADSs and cash determined in accordance with Section 2.08(i) (without interest and subject to withholding pursuant to Section 2.10).

“Cancellation Effective Time” means 00:30 CET on the Merger Effective Date.

“CET” means Central European Time (or Central European Summer Time, if the Legal Downstream Merger Deed is executed on a date when daylight savings time is in effect in The Netherlands) on the Merger Effective Date.

“Chosen Court” shall have the meaning set forth in Section 9.07(a).

“Closing” shall have the meaning set forth in Section 2.01(b).

“Closing Date” shall have the meaning set forth in Section 2.01(b).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall have the meaning set forth in Section 3.20(a).

“Company” shall have the meaning set forth in the Preamble.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2024, and the notes thereto set forth in the Form 20-F of the Company filed with the SEC on April 11, 2025.

“Company Boards” shall have the meaning set forth in the Recitals.

“Company Disclosure Documents” shall have the meaning set forth in Section 3.10(a).

“Company Equity Awards” means the Company Options, Company PSUs, Company RSUs and Company Prior VSOP Awards.

“Company Equity Plan” means the Company’s Long-Term Incentive Plan (amended and restated as of March 14, 2024).

“Company Financial Advisor” shall have the meaning set forth in Section 3.23.

“Company Group” shall have the meaning set forth in Section 3.17(a)(i).

“Company Intellectual Property Rights” shall mean all Intellectual Property Rights owned or purported to be owned (whether wholly or jointly with others) or controlled by, licensed or sublicensed to, or used or held for use by, any of the Company, its Subsidiaries, or its Affiliates.

“Company Leased Real Property” shall have the meaning set forth in Section 3.15(b).

“Company Letter” means the letter, dated the date of this Agreement, regarding this Agreement that has been provided by the Company to Buyer concurrently with the execution of this Agreement.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) materially adversely affects, or would reasonably be expected to materially adversely affect, the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of the Company to consummate the Transactions; provided, that, subject to the next occurring proviso in this definition, no Effect relating to or arising after the date of this Agreement from any of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect pursuant to subsection (i) of this definition: (A) general economic conditions (or changes in such conditions) in Germany, the United States, The Netherlands or any other country or region in the world in which the Company or any of its Subsidiaries conduct business; (B) changes in any financial, debt, credit, capital, banking or securities markets or conditions in which the Company or any of its Subsidiaries conduct business; (C) changes in interest, currency or exchange rates or in the price of any commodity, security or market index; (D) changes after the date of this Agreement in applicable Law (or the enforcement or interpretation thereof), tariffs issued by any Governmental Authority after the date of this Agreement, changes after the date of this Agreement in IFRS or other applicable accounting standards (or the interpretation thereof), and changes after the date of this Agreement in stock exchange rules or listing standards (or the enforcement or interpretation thereof); (E) changes in the industries in which the Company or its Subsidiaries operate; (F) any change in the market price, trading volume or ratings of any securities or indebtedness of the Company or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company or any of its Subsidiaries (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur); (G) the continuation, occurrence, escalation, outbreak or worsening of any civil unrest, protests and public demonstrations, cyberattacks, hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war; (H) the execution and delivery of this Agreement or the announcement or pendency of the Transactions (including by reason of the identity of Buyer), including any disruption in supplier, distributor, customer, partner, licensing or similar relationships or any loss of employees, provided, that the exception in this clause (H) shall not apply for purposes of the representations and warranties in Section 3.04; (I) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity; (J) any Action brought or threatened by shareholders of the Company (whether on behalf of the Company or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Company Disclosure Documents; (K) any action expressly required to be taken pursuant to this Agreement, or any action taken at the express written direction of Buyer; or (L) any ongoing litigation between the Company and Buyer, including any potential dismissal or mutually agreed settlement thereof; provided, further, that with respect to subclauses (A), (B), (C), (D), (E), (G) and (I), if such Effect disproportionately affects the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the same industry and market as the Company and its Subsidiaries, then, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Option” means an option to acquire Company Shares granted by the Company pursuant to the Company Equity Plan.

“Company Organizational Documents” means the articles of association (statuten) and bylaws (reglementen), or equivalent organizational documents, of the Company and its Subsidiaries as amended and in effect on the date of this Agreement.

“Company Owned Real Property” shall have the meaning set forth in Section 3.15(a).

“Company Permits” shall have the meaning set forth in Section 3.13(b).

“Company Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and any other plan, policy, program, practice or agreement (whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic, and including Company practices (betriebliche Übungen) and general commitments (Gesamtzusagen)) providing compensation or other benefits to any current or former Company Service Provider (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by the Company or any of its ERISA Affiliates, or under which the Company or any of its ERISA Affiliates has or could reasonably be expected to have any Liability, including all incentive, bonus, pension, profit sharing, retirement or supplemental retirement, deferred compensation, severance, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, employment, independent contractor, collective bargaining, cafeteria, dependent care, employee assistance program, education or tuition assistance programs, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements, in each case other than any such plan or agreement that (i) (A) is statutorily mandated or (B) is implemented, administered or operated by any Governmental Authority and (ii) with respect to which the Company or any of its Subsidiaries does not contribute more than the minimum amounts required by applicable Law.

“Company Plan List” shall have the meaning set forth in Section 3.19(a).

“Company Prior VSOP Awards” means the 4,026,224 virtual share awards granted by the Company, which, pursuant to their current terms, entitle the beneficiaries to receive an equivalent number of Company Shares from the Company following the Closing. In the event of an exercise of the Company Prior VSOP Awards, dievini and certain other pre-IPO shareholders (collectively, the “Contributing Shareholders”) have agreed to transfer the requisite number of Company Shares to the Company, thereby enabling the Company to satisfy any claims of the beneficiaries arising under the Company Prior VSOP Awards.

“Company Products” means all products or services currently designed, developed (to the extent development is complete as of the date hereof), preclinically, clinically or otherwise investigated, distributed, manufactured, hosted, produced, marketed, licensed, sold, offered for sale, performed or otherwise commercialized by or on behalf of the Company or any of its Subsidiaries.

“Company PSU” means a restricted stock unit issued by the Company pursuant to the Company Equity Plan that vests in whole or in part upon the achievement of one or more performance goals (notwithstanding that the vesting of such restricted stock unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Company Shares after the vesting or lapse of restrictions applicable to such unit.

“Company Real Property” means the Company Owned Real Property and the Company Leased Real Property.

“Company Real Property Leases” shall have the meaning set forth in Section 3.15(b).

“Company Recommendation” shall have the meaning set forth in Section 3.02(b).

“Company Registered IP” means all registrations and applications for Intellectual Property Rights owned (wholly or jointly with others) or exclusively in-licensed by the Company and its Subsidiaries, including all (A) granted Patents, pending Patent applications and Patent applications to which any of the foregoing claim the benefit of or priority thereto and unfiled, pending draft Patent applications, (B) Trademark registrations and applications, (C) Copyright registrations and applications, (D) domain name registrations and social media identifiers and accounts, in each case, owned (wholly or jointly with others) or exclusively in-licensed by any of the Company and its Subsidiaries and (E) utility models.

“Company RSU” means a restricted stock unit issued by the Company pursuant to the Company Equity Plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive Company Shares after the vesting or lapse of restrictions applicable to such unit.

“Company SEC Documents” shall have the meaning set forth in Section 3.07(a).

“Company Securities” shall have the meaning set forth in Section 3.05(c).

“Company Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of the Company or any of its Subsidiaries.

“Company Shares” shall have the meaning set forth in the Recitals.

“Company Subsidiary Securities” shall have the meaning set forth in Section 3.06(b).

“Company Termination Compensation” means an amount in cash equal to $43,750,000.

“Company Third Party” shall have the meaning set forth in the definition of “Alternative Acquisition Proposal.”

“Company Value Per Share” means Buyer ADS VWAP multiplied by the Exchange Ratio.

“Compensation Committee” means the compensation committee established by the Supervisory Board.

“Confidentiality Agreements” shall have the meaning set forth in Section 5.02(b).

“Continuing Employee” shall have the meaning set forth in Section 6.02(a).

“Contract” means any note, bond, mortgage, loan, indenture, guarantee, license, franchise, permit, agreement, understanding, arrangement, contract, commitment, letter of intent, purchase order, memorandum of understanding or other instrument or obligation (whether oral or written), and any amendments thereto.

“Contributing Shareholders” shall have the meaning set forth in the definition of “Company Prior VSOP Awards.”

“Copyright” shall have the meaning set forth in the definition of “Intellectual Property Rights.”

“Covered Securityholders” shall have the meaning set forth in Section 3.29.

“Data Room” means the electronic data room maintained by Brainloop Dataroom System in connection with the transactions contemplated by this Agreement.

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek).

“Depositary Agent” means The Bank of New York Mellon.

“dievini” means dievini Hopp BioTech holding GmbH & Co. KG, (ii) DH-LT-Investments GmbH, (iii) Zweite DH Verwaltungs GmbH and (iv) DH-Assets GmbH & Co. KG.

“Discharge Resolutions” shall have the meaning set forth in Section 2.04(a)(iii).

“Dispute” shall have the meaning set forth in Section 9.07.

“Economic Sanctions/Trade Laws” means all Laws relating to the importation of goods, export controls and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by the United States, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom or other relevant jurisdiction targeting certain countries, territories, entities or Persons. Economic Sanctions/Trade Laws include (i) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, or regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control Law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, (ii) any U.S. sanctions related to or administered by the U.S. Department of State and (iii) any sanctions measures or embargos imposed by the United Nations Security Council, His Majesty’s Treasury, the European Union or other relevant jurisdiction.

“EGM” shall have the meaning set forth in Section 2.04(a).

“EGM Materials” shall have the meaning set forth in Section 2.04(b).

“Electronic Delivery” shall have the meaning set forth in Section 9.08.

“Employment Compensation Arrangement” shall have the meaning set forth in Section 3.29.

“Employment Practices” shall have the meaning set forth in Section 3.20(b).

“End Date” shall have the meaning set forth in Section 8.01(b)(i).

“Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar applicable Laws of general applicability, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (ii) general principles of equity, whether considered in a proceeding at Law or in equity.

“Environmental Laws” means any and all applicable Laws relating to the pollution, protection of the environment (including ambient air, surface water, groundwater, land, or plant or human or animal life or other natural resource), or otherwise relating to the production, use, emission, storage, treatment, transportation, labeling, distribution, sales, recycling, disposal, discharge, release or other handling of any Hazardous Substances.

“Environmental Liabilities” means any liability, damages, losses or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, arising out of or relating to: (i) any non-compliance with or violation of any Environmental Law or any Company Permit, or Order; (ii) any Release, threatened Release, or exposure to any Hazardous Substance; or (iii) any environmental investigation, remediation, removal, clean-up or monitoring required under Environmental Laws (whether conducted by the Company, a Governmental Authority or other Third Party).

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any employer (whether or not incorporated) that would be treated together with any Party or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“EU Prospectus” means the securities prospectus that will be prepared by Buyer in accordance with the EU Prospectus Regulation which pertains to the public offering of the ADS and will receive approval from BaFin prior to its publication.

“EU Prospectus Regulation” means Council Regulation 2017/1129 of the European Union, as amended.

“Exchange Agent” has the meaning set forth in Section 2.08(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.08(a).

“Exchange Fund” has the meaning set forth in Section 2.08(b).

“Exchange Rate” has the meaning set forth in Section 1.02.

“Exchange Ratio” means the quotient (rounded to five decimal places) obtained by dividing (i) $5.4641 by (ii) the Buyer ADS VWAP, provided, however, that (i) if the Buyer ADS VWAP is greater than or equal to $126.55, then the Exchange Ratio shall be equal to 0.04318, and (ii) if the Buyer ADS VWAP is less than or equal to $84.37 then the Exchange Ratio shall be equal to 0.06476.

“Excluded Transactions” means (i) the transactions contemplated by the Tender and Support Agreements and (ii) the transactions which require the approval of the Independent Directors pursuant to Section 2.05(h).

“Exclusively Licensed IP” shall have the meaning set forth in Section 3.16(a)(iii).

“Expiration Time” shall have the meaning set forth in Section 2.01(d).

“FCA” means the U.K. Financial Conduct Authority.

“FDA” shall have the meaning set forth in Section 3.13(g).

“First Capital Increase” shall have the meaning set forth in Section 2.08(b).

“First Company Shares” shall have the meaning set forth in Section 2.08(b).

“Foreign Currency” means any currency other than Euros.

“Form F-4” shall have the meaning set forth in Section 2.01(j).

“Fractional ADS Cash Amount” has the meaning set forth in Section 2.08(e).

“GAAP” means any set of locally generally accepted accounting principles.

“Governance Resolutions” shall have the meaning set forth in Section 2.04(a)(iv).

“Government Official” means any: (i) officer, director or employee of a Governmental Authority (including any partially or wholly state-owned or controlled enterprise); (ii) holder of political office, political party official, or member of a royal family; (iii) officer, director or employee of a public international organization (including the World Bank, United Nations and the European Union); or (iv) person acting for or on behalf of any such Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority or any arbitral body.

“Hazardous Substance” means (i) any material, substance or waste (whether liquid, gaseous or solid) that (A) is listed, classified or regulated as a “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law or (B) is regulated under applicable Environmental Laws as being toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous; and (ii) any petroleum product or by-product, petroleum-derived substances, wastes or breakdown products, friable asbestos, lead-based paint, per- and poly-fluoroalkyl substances, or polychlorinated biphenyls.

“Healthcare Law” means any applicable Laws governing the quality, identity, strength, purity, potency, safety, efficacy, investigational use, development, record keeping, reporting, testing, preclinical and clinical investigation, approval, manufacturing, processing, packaging, labeling, storage, transportation, importation or exportation of any active pharmaceutical ingredients, molecules, biologics, combination products, finished drug products, or biotechnology products including (i) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §201, et seq. and Public Health Service Act, 42 U.S.C. §351-351A (and regulations promulgated thereunder); (ii) applicable Laws similar to the foregoing within any foreign jurisdiction; and (iii) all binding rules and regulations promulgated pursuant to such applicable Laws, including those requirements relating to Good Laboratory Practice, Good Clinical Practice, current Good Manufacturing Practice, record keeping, establishment registration or licensing, adverse event reporting and filing of other reports.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICC” shall have the meaning set forth in Section 9.07(b).

“ICC Court” shall have the meaning set forth in Section 9.07(b)(ii).

“IFRS” means the International Financial Reporting Standards being the body of pronouncements as issued by the International Accounting Standards Board (IASB), including International Financial Reporting Standards and interpretations approved by the IASB, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee.

“Indemnification Agreements” shall have the meaning set forth in Section 6.01(a).

“Indemnified Person” shall have the meaning set forth in Section 6.01(a).

“Independent Director” shall have the meaning set forth in Section 2.05(b)(ii).

“Initial Expiration Time” shall have the meaning set forth in Section 2.01(d).

“Intellectual Property Rights” means all intellectual property and proprietary rights of any kind or nature, whether protected, created or arising under any Law, with respect to any and all of the following, as they exist anywhere in the world: (i) all issued granted patents and pending patent applications (including all applications and filings made pursuant to the Patent Cooperation Treaty), including all reissues, re-examinations, divisionals, renewals, extensions (including any supplementary protection certificates (SPCs) and the like), provisionals, continuations and continuations-in-part thereof, other forms of government issued rights substantially similar to any of the foregoing (“Patents”), (ii) copyrights (whether registered or unregistered), mask works, moral rights and rights in works of authorship, all copyrightable works (including in software, databases and other compilations of information), and all registrations, applications, extensions, restorations, and renewals of any of the foregoing (collectively, “Copyrights”), (iii) trademarks, service marks, trade dress and trade names, product configurations, product shapes, logos and other identifiers of source, origin or quality (whether registered or unregistered) and applications, registrations, and renewals for the foregoing, in each case, together with all goodwill associated therewith (“Trademarks”), (iv) rights in trade secrets and in other proprietary or confidential information, and technical, scientific and other know-how and information and other similar proprietary rights, inventions (whether patentable or not and whether or not reduced to practice), designs, configurations, processes, discoveries, analytic models, improvements, compounds, processes, knowledge, test data (including pharmacological, toxicological, pharmacokinetic and pre-clinical and clinical information and test data, related reports, structure-activity relationship data and statistical analysis), analytical, pre-clinical, clinical, safety, regulatory, manufacturing and quality control data and information, including study design and protocols, assays and biological methodology, parameters, practices, optimizations, models, procedures, techniques, chemical and biological materials, devices, methods, patterns, formulae, formulations, dosage forms, dosage amounts, dosage schedules, modes of administration, devices, sequence information and specifications (“Know-How”), (v) rights in internet domain names, URLs and IP addresses and social media identifiers and (vi) any other type of intellectual property rights of any kind or nature.

“Intervening Event” means an event, development or change in circumstances occurring or arising after the date of this Agreement and prior to the Expiration Time that was not known to, or reasonably foreseeable by, the Company Boards as of the date of this Agreement, that has not arisen as a result of any actions taken by the Company in breach of this Agreement, which causes the Company Boards to determine in good faith (after consultation with outside legal counsel and financial advisor) that the failure to make an Adverse Recommendation Change would be inconsistent with the fiduciary duties of the members of the Company Boards under the Laws of The Netherlands; provided, that in no event shall (1) the receipt, existence or terms of an Alternative Acquisition Proposal or any matter relating thereto or consequence thereof, (2) any change in the market price or trading volume of the Company Shares or the Buyer Shares, or the fact that the Company meets or exceeds, or Buyer fails to meet, any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying causes of such change or fact shall not be excluded by this clause (2) unless excluded by any of clauses (1), (3) or (4)), (3) the execution and delivery of this Agreement or the announcement or pendency of the Transactions (including by reason of the identity of Buyer), or (4) any ongoing litigation between the Company and Buyer, including any potential dismissal or mutually agreed settlement thereof, constitute an Intervening Event.

“Know-How” shall have the meaning set forth in the definition of “Intellectual Property Rights.”

“knowledge” means, with respect to the Company, the actual knowledge, of the individuals listed on Section 1.01(a) of the Company Letter, and the knowledge any such persons would reasonably be expected to have after reasonable inquiry (which for the avoidance of doubt will not require the procurement of a freedom to operate or similar analysis with respect to validity or non-infringement of Intellectual Property Rights).

“Law” means any applicable and binding federal, state, local, municipal, supranational, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the Nasdaq) and any Orders.

“Legal Downstream Merger” means a Dutch legal merger of the Company (as disappearing company) with and into New Topco (as acquiring company surviving such merger), with New Topco issuing New Topco A Shares to the Minority Shareholders and New Topco B Shares to Buyer, in accordance with Sections 2:309 et seq. of the DCC.

“Legal Downstream Merger Deed” means the deed of merger to effect the Legal Downstream Merger in accordance with the terms of the Legal Downstream Merger Proposal and Notes, substantially in the form set out in Exhibit A.

“Legal Downstream Merger Proposal and Notes” means the (i) the merger proposal between the Company and New Topco and (ii) the explanatory notes to such merger proposal, substantially in the forms set out in Exhibit B-1 and Exhibit B-2 respectively.

“Legal Restraints” shall have the meaning set forth in paragraph (C) of Annex I.

“Liability” shall have the meaning set forth in Section 3.12(a).

“Lien” means any mortgage, lien, pledge, security interest, hypothecation, claim, deed of trust, option, right of first offer or refusal, license, sublicense, restriction on transfer, charge, title defect, encroachment or other survey defect, easement or other encumbrance in respect of any property or asset.

“Major Shareholders” means dievini and Kreditanstalt für Wiederaufbau, an institution organized under public law of the Federal Republic of Germany, and each of their respective Affiliates, in each case who beneficially own, directly or indirectly, Company Shares.

“Management Board” shall have the meaning set forth in the Recitals.

“Material Contracts” shall have the meaning set forth in Section 3.22(a).

“Merger Effective Date” means the date on which the Legal Downstream Merger becomes effective, being the day after the date that the Legal Downstream Merger Deed is executed (in each case determined by reference to CET). For the avoidance of doubt, the Legal Downstream Merger shall be effective at the Merger Effective Time (i.e., 00:00 CET on the Merger Effective Date).

“Merger Effective Time” means 00:00 CET on the Merger Effective Date.

“Minimum Condition” shall have the meaning set forth in paragraph (A) of Annex I.

“Minority Shareholders” means holders of Company Shares that were not tendered pursuant to the Offer or in the Subsequent Offering Period or, following the Merger Effective Time, holders of New Topco A Shares, as applicable.

“Nasdaq” means the NASDAQ Global Market in relation to the Company Shares, and the NASDAQ Global Market Select in relation to the Buyer ADSs.

“New Topco” means Chameleon B.V. (or any other name as selected by the Company), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated following the date of this Agreement under the Laws of The Netherlands as a direct wholly-owned Subsidiary of the Company.

“New Topco A Shares” means the class A shares in the capital of New Topco.

“New Topco B Shares” means the class B shares in the capital of New Topco.

“New Topco U.S. Tax Election” means an election by New Topco to be disregarded as an entity separate from Buyer for U.S. federal income tax purposes, effective one (1) day after the Cancellation.

“Non-Exclusively Licensed IP” shall have the meaning set forth in Section 3.16(a)(iii).

“Non-Owned Company Intellectual Property” shall mean all Company Intellectual Property Rights that is not Owned Company Intellectual Property.

“Offer” shall have the meaning set forth in the Recitals.

“Offer Commencement Date” shall have the meaning set forth in Section 2.01(a).

“Offer Conditions” shall have the meaning set forth in Section 2.01(a).

“Offer Consideration” shall have the meaning set forth in Section 2.01(a).

“Offer Documents” shall have the meaning set forth in Section 2.01(i).

“Order” means any order, executive order, ruling, stipulation, decision, judgment, writ, injunction, decree, award, quasi-judicial decision or award, or other determination, whether temporary, preliminary, or permanent, of or by any Governmental Authority (or under the authority of Nasdaq).

“Other Required Antitrust Approvals” shall have the meaning set forth on Section 1.01(b) of the Company Letter.

“Other Required Regulatory Approvals” shall have the meaning set forth on Section 1.01(c) of the Company Letter.

“Owned Company Intellectual Property” shall mean all Company Intellectual Property Rights owned or purported to be owned, whether wholly or jointly with others, by an of the Company, its Subsidiaries, or its Affiliates, including the Company Registered IP.

“Parties” means Buyer and the Company.

“Patent” shall have the meaning set forth in the definition of “Intellectual Property Rights.”

“Permitted Liens” means any of the following: (i) statutory Liens for Taxes and governmental assessments, charges or levies, either not yet due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Balance Sheet or the Buyer Balance Sheet, respectively, in accordance with IFRS, (ii) mechanics’, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or similar statutory Liens arising in the ordinary course of business consistent with past practice with respect to amounts not yet due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Balance Sheet or the Buyer Balance Sheet, respectively, in accordance with IFRS, (iii) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, in each case that do not adversely affect or interfere with in any material respect the current use, or impair in any material respect the value, of the applicable Company Owned Real Property or Company Leased Real Property, (iv) zoning and building Laws and codes and other similar land use restrictions imposed by any Governmental Authority having jurisdiction over any Company Owned Real Property or Company Leased Real Property, provided such restrictions do not prohibit any of the current improvements on any Company Owned Real Property or Company Leased Real Property or impair the value in any material respect, or interfere with the occupancy or use for the purposes for which it is used as of the date hereof or proposed to be used in connection with the Company’s or any Subsidiary’s business, of any Company Owned Real Property or Company Leased Real Property, (v) Liens not created by the Company or any Subsidiary imposed on the underlying fee interest in Company Leased Real Property and for which the Company or any Subsidiary has non-disturbance protection from the holder of such Lien, (vi) statutory or common Law Liens to secure landlords, lessors or renters under leases or rental agreements for amounts not yet due and payable, (vii) non-exclusive licenses granted in the ordinary course of business in a manner consistent with past practice for the purpose of enabling research and development by the Company or Buyer or any of their Subsidiaries, (viii) Liens reflected in the Company Balance Sheet or the Buyer Balance Sheet, respectively (or the notes thereto), and (ix) Liens, including any netting or set-off, as a result of a fiscal unity for Tax purposes or other Tax grouping regime between the Company and its Subsidiaries solely.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, unincorporated association, estate, trust or other entity or organization, including a Governmental Authority or any department or agency thereof.

“Personal Information” means any information that alone or in combination with other information identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, or any analogous terms under applicable Law.

“Post-Downstream Merger Share Sale” means the sale and transfer, in accordance with the terms of the Post-Downstream Merger Sale Agreement, substantially in the form set out in Exhibit C, of all outstanding shares in the capital of CureVac SE by New Topco to Buyer against payment of consideration by Buyer with a value equal to the excess of (1) the aggregate Offer Consideration for all Company Shares over (2) the amount of cash and cash equivalents of the Company, including any receivables, and any other assets net of any liabilities of the Company, provided that such consideration shall be payable by Buyer in the form of (i) Buyer ADS to enable New Topco to distribute to each holder of New Topco A Shares pursuant to the Cancellation (determined as of the Cancellation Effective Time) the requisite number of Buyer ADS and requisite cash in lieu of fractional Buyer ADSs specified in Section 2.07(d) and (ii) a loan note with a principal amount equal to the remaining consideration payable by Buyer with respect to the outstanding shares in the capital of CureVac SE.

“Post-Offer Reorganization” shall have the meaning set forth in Section 2.07(a).

“Post-Offer Reorganization Resolutions” shall have the meaning set forth in Section 2.04(a)(ii).

“Post-Offer Reorganization Threshold” shall have the meaning set forth in Section 2.04(a)(ii).

“Pre-Closing Period” shall have the meaning set forth in Section 5.01.

“Presiding Arbitrator” shall have the meaning set forth in Section 9.07(b)(ii).

“Privacy and Data Protection Requirements” means all (a) Laws relating to privacy, information security, or the Processing of Personal Information, including, the General Data Protection Regulation (“GDPR”) (and any European Union member states’ laws and regulations implementing it, including the Uitvoeringswet Algemene verordening gegevensbescherming), the Health Insurance Portability and Accountability Act (“HIPAA”), the California Consumer Privacy Act (“CCPA”), and any other comprehensive state privacy law, or sector- or data-specific Laws in the United States (collectively, “U.S. Privacy Laws”), in each case (i) applicable to the Company or any of its Subsidiaries and (ii) as in effect and interpreted by relevant authorities at the time of this Agreement; and (b) all material Contracts (or terms therein) to which the Company is a party or is otherwise bound that relate to the Processing of Personal Information.

“Processing” (including its cognate forms) means any operation or set of operations that is performed upon Personal Information, whether or not by automatic means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment.“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and its Affiliates.

“Rules” shall have the meaning set forth in Section 9.07(b).

“Sanctions Target” means: (i) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, the regions of Ukraine currently under Russian control and North Korea; (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC, or any equivalent list of sanctioned persons issued by the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom or other relevant jurisdiction; (iii) a Person that is located in or organized under the Laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (iv) a Person owned fifty percent (50%) or more or controlled by one or more Persons identified in clauses (i) or (ii) above.

“Schedule 14D-9” shall have the meaning set forth in Section 2.02(b).

“Schedule TO” shall have the meaning set forth in Section 2.01(i).

“SEC” means the United States Securities and Exchange Commission.

“Second Capital Increase” shall have the meaning set forth in Section 2.08(c).

“Second Company Shares” shall have the meaning set forth in Section 2.08(c).

“Security Incident” means any (a) unauthorized access, acquisition, interruption, alteration or modification, loss, theft, corruption or other unauthorized Processing of Personal Information; (b) unauthorized, or unlawful sale, or rental of Personal Information; or (c) any breach of the security of or other unauthorized access to or use of or other compromise to the integrity of systems on which Personal Information is Processed.

“Signing Transactions” means the Transactions, excluding the Excluded Transactions.

“Subsequent Closing Date” has the meaning set forth in Section 2.01(f).

“Subsequent EGM” has the meaning set forth in Section 2.05(c).

“Subsequent Offering Period” shall have the meaning set forth in Section 2.01(f).

“Subsidiary” means, with respect to any Person, any entity of which: (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company); (ii) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held, directly or indirectly, by such Person or by any one or more of such Person’s Subsidiaries; (iii) at least fifty percent (50%) of any class of shares or capital stock or of the outstanding equity interests are beneficially owned by such Person; or (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the 1934 Act.

“Subsidies” shall have the meaning set forth in Section 3.13(b).

“Superior Proposal” means a bona fide unsolicited written Alternative Acquisition Proposal that is binding (subject only to the valid termination of this Agreement) and that did not result from a breach of Section 5.03 and that the Company Boards have determined in good faith (after consultation with outside legal counsel and financial advisor), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of the proposal and the Person making the proposal (and taking into account any amendment or modification to this Agreement proposed by Buyer): (i) is on balance more favorable to the Company and the sustainable success of its business, taking into account the interests of its shareholders, employees and other stakeholders, than the Transactions; and (ii) is reasonably likely to be consummated; provided, that for purposes of this definition of “Superior Proposal,” the term “Alternative Acquisition Proposal” shall have the meaning assigned to such term herein, except that each reference to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%).”

“Supervisory Board” shall have the meaning set forth in the Recitals.

“Tax” or “Taxes” means any federal, state, local or non-U.S. taxes, duties (including customs duties) and similar governmental charges, assessments, levies, imposts, or withholdings, including net or gross income, estimated, gross receipts, license, payroll, employment, unemployment, social security, disability, excise, severance, stamp, environmental, franchise, profits, excess profits, minimum, alternative minimum, base erosion and anti-abuse, diverted profits, top-up minimum, withholding, capital gains, occupation, real property, personal property, intangible property, sales, use, transfer, registration, value added, good and services, gross margin, and other taxes, escheat or unclaimed property obligation and customs duties, together with any and all penalties, interest and additions relating thereto, including but not limited to, any tax and tax related ancillary obligations within the meaning of Section 3(1) through (4) of the German Fiscal Code (Abgabenordnung - AO), in each case irrespective of whether (A) owed as primary liability or as a secondary liability or (B) assessed, to be withheld or payable based on a contractual arrangement (e.g., under a tax sharing agreement, a contractual guarantee or an indemnity).

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with or supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any amendment or supplement to any of the foregoing.

“Taxing Authority” means any Governmental Authority primarily responsible for the assessment or collection of Taxes, or the administration or enforcement of Tax Laws.

“Tender and Support Agreements” shall have the meaning set forth in the Recitals.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Buyer or any of its Affiliates.

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property Rights.”

“Transaction Litigation” shall have the meaning set forth in Section 7.06.

“Transactions” means the transactions contemplated by this Agreement, excluding, with respect to the Company and its Subsidiaries, the New Topco U.S. Tax Election.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“UK Prospectus Document” means either (i) the prospectus that will be prepared by Buyer in accordance with the UK Prospectus Regulation which pertains to the public offering of the ADS and which will receive approval from FCA prior to its publication or (ii) a UK prospectus exemption document that will be prepared by Buyer in accordance with the UK Prospectus Regulation which pertains to the public offering of the ADS and which will, if required pursuant to the UK Prospectus Regulation, receive approval from the FCA prior to its publication.

“UK Prospectus Regulation” means Regulation 2017/1129 of the European Parliament and of the Council of 14 June 2017 and its implementing legislation, as it forms part of U.K. law by virtue of the European Union (Withdrawal) Act 2018, as amended.

“Withholding Agent” shall have the meaning set forth in Section 2.10.

“Willful Breach” means, with respect to any breaches of or failures to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement.

Section 1.02 Other Definitional and Interpretative Provisions. Unless the express context otherwise requires (a) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean U.S. dollars and references to “€” or “Euros” refer to European Union Euros; (d) references herein (whether capitalized or not) to a specific Section, Subsection, Recital, Schedule, Exhibit or Annex shall refer, respectively, to Sections, Subsections, Recitals, Schedules, Exhibits or Annexes of this Agreement; (e) whenever conversion of values from any Foreign Currency for a particular date or period shall be required, such conversion shall be made using the closing rate provided by the European Central Bank at 4:00 p.m., Central European Time (the “Exchange Rate”), on the applicable date or dates; (f) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) references herein to any gender shall include each other gender; (h) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (i) the word “or” shall be disjunctive but not exclusive; (j) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder; (k) except for purposes of the Company Letter, references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof; (l) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; (m) if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Law, shall be extended to the next succeeding Business Day and (n) references herein to “as of the date hereof”, “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

ARTICLE 2

THE OFFER

Section 2.01 The Offer.

(a) Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been validly terminated pursuant to Article 8, Buyer shall commence (within the meaning of Rule 14d-2 promulgated under the 1934 Act) the Offer promptly following the Form F-4 becoming effective and approval of the EU Prospectus by BaFin and, if required, approval of the UK Prospectus Document by the FCA, but in no event later than the second (2nd) Business Day thereafter. In the Offer, each Company Share accepted by Buyer in accordance with the terms and subject to the conditions of the Offer shall be exchanged for a number of American Depositary Shares of Buyer, each representing one share in the Buyer with a notional amount of €1.00 (a “Buyer ADS”), equal to the Exchange Ratio, without interest (the “Offer Consideration”), subject to the other provisions of this Article 2. The obligations of Buyer to accept for exchange any Company Shares validly tendered and not properly withdrawn pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Annex I (the “Offer Conditions”). The date on which Buyer commences the Offer is referred to as the “Offer Commencement Date”.

(b) In accordance with the terms and conditions of this Agreement and subject to the satisfaction or waiver (to the extent such waiver is not prohibited by applicable Law) of the Offer Conditions, Buyer shall, promptly following the Expiration Time (but in any event within two (2) Business Days thereafter), accept for exchange (the time of acceptance for exchange, the “Acceptance Time”) the First Company Shares. Buyer shall within ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the 1934 Act) following the effectiveness of the First Capital Increase, exchange the First Company Shares for the Offer Consideration (and cash in lieu of fractional Buyer ADSs, if any) for those First Company Shares (the “Closing”). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Offer Consideration in respect of each First Company Share shall be provided to the holder thereof in Buyer ADSs (and cash in lieu of fractional Buyer ADSs, if any), without interest and less any applicable withholding Taxes payable in respect thereof, on the terms and subject to the conditions of this Agreement.

(c) Buyer expressly reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of, or conditions to, the Offer; provided, that, without the prior written consent of the Company, Buyer shall not:

(i) waive or change the Minimum Condition (except to the extent contemplated under paragraph (A) of Annex I);

(ii) decrease the Offer Consideration;

(iii) change the form of consideration to be paid in the Offer;

(iv) decrease the maximum number of Company Shares sought in the Offer;

(v) extend or otherwise change the Expiration Time, except as otherwise expressly provided in this Agreement; or

(vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Company Shares.

(d) The Offer shall initially expire at 9:00 a.m. (New York City time), or at such other time as the Parties may mutually agree, on the date that is the later of (i) the twenty first (21st) Business Day (calculated in accordance with Rule 14d-1(g) (3) under the 1934 Act) following the commencement of the Offer and (ii) the third (3rd) Business Day following the date of the EGM (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 2.01(e), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(e) Subject to Article 8, Buyer may or shall, as applicable, extend the Offer from time to time as follows:

(i) Buyer shall extend the Offer for the minimum period as required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq, in any such case, which is applicable to the Offer;

(ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not either been (A) satisfied or (B) waived by Buyer (to the extent such waiver is not prohibited under this Agreement and applicable Law), then Buyer shall extend the Offer on one or more occasions in consecutive periods of up to ten (10) Business Days each (with each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to by Buyer and the Company) in order to permit the satisfaction of such Offer Condition(s); provided, that if Buyer determines in good faith, after consultation with its outside legal counsel, that at any then-scheduled Expiration Time, the Offer Condition set forth in paragraph (B) or paragraph (C) of Annex I is not reasonably likely to be satisfied within such ten (10) Business Day extension period, then Buyer may extend the Offer on such occasion for periods of up to twenty (20) Business Days; provided, further, that (x) Buyer shall not be required to extend the Offer to a date later than the End Date (as the End Date may be extended pursuant to Section 8.01(b)(i)) and (y) if the sole then-unsatisfied Offer Condition is the Minimum Condition, Buyer shall not be required to extend the Offer on more than four (4) occasions in consecutive periods of up to ten (10) Business Days each (with each such period to end at 5:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to by Buyer and the Company); or

(iii) if, on any date that is less than five (5) consecutive Nasdaq trading days prior to then-scheduled Expiration Time, all Offer Conditions have been (A) satisfied or (B) waived by Buyer (to the extent such waiver is not prohibited under this Agreement and applicable Law) or the Company, in each case to the extent any such Offer Condition is for the benefit of Buyer or the Company, respectively, then Buyer shall extend the Offer such that the Offer will expire at 5:00 p.m. (New York City time) on the fifth (5th ) consecutive Nasdaq trading day following such date, in order to allow sufficient time to determine the Buyer ADS VWAP, or

(iv) Buyer may extend the Offer to such other date and time as may be mutually agreed by Buyer and the Company in writing.

(f) Following the Acceptance Time, Buyer shall (and the Offer Documents shall so indicate) provide a subsequent offering period (“Subsequent Offering Period”) in accordance with Rule 14d-11 promulgated under the 1934 Act of not less than ten (10) Business Days (calculated in accordance with Rule 14d-1(g)(3) promulgated under the 1934 Act). Buyer shall within ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the 1934 Act) following the effectiveness of the Second Capital Increase, exchange the Second Company Shares for the Offer Consideration (and cash in lieu of fractional Buyer ADSs, if any) for those Second Company Shares. The date on which Buyer exchanges all Second Company Shares as contemplated by the immediately preceding sentence shall be referred to herein as the “Subsequent Closing Date.” The Offer Consideration in respect of each Second Company Share shall be provided to the holder thereof in Buyer ADSs (and cash in lieu of fractional Buyer ADSs, if any), without interest and less any applicable withholding Taxes payable in respect thereof, on the terms and subject to the conditions of this Agreement.

(g) The Offer may not be terminated prior to the Initial Expiration Time or the then-scheduled Expiration Time (as the same may be extended pursuant to Section 2.01(e)) unless this Agreement is validly terminated pursuant to Section 8.01. If this Agreement is validly terminated pursuant to Section 8.01, Buyer shall promptly (and in any event within twenty-four (24) hours following such valid termination) terminate the Offer and not acquire any Company Shares pursuant thereto. If the Offer is terminated in accordance with this Agreement by Buyer prior to the acceptance for exchange of Company Shares tendered pursuant to the Offer, Buyer shall promptly return, and shall cause any depositary or agent acting on behalf of Buyer to return, in accordance with applicable Law, all tendered Company Shares to the registered holders thereof. Nothing in this Section 2.01(g) shall affect any termination rights under Article 8.

(h) Buyer shall use reasonable best efforts to (i) obtain approval of the EU prospectus by BaFin as promptly as practicable after the date of this Agreement, (ii) request the notification of the competent authorities of and ensure passporting of the EU Prospectus with a certificate of approval in accordance with Article 25 (1) of the EU Prospectus Regulation in those jurisdictions where it may be necessary, and publish the EU Prospectus in accordance with Article 21 of the EU Prospectus Regulation and as required by applicable Law and (iii) (y) if required pursuant to the UK Prospectus Regulation obtain approval of the UK Prospectus Document by the FCA as promptly as practicable after the date of this Agreement and (z) publish the UK Prospectus Document in accordance with Article 21 of the UK Prospectus Regulation and as required by applicable Law.

(i) The Company shall promptly furnish to Buyer all information concerning the Company required by the EU Prospectus Regulation and any other applicable Law, or as reasonably requested by Buyer, to be set forth in the EU Prospectus. Buyer and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the EU Prospectus in order to satisfy applicable Law. Buyer and the Company agree to promptly correct any information provided by it for inclusion or incorporation by reference in the EU Prospectus if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Buyer shall use its reasonable best efforts to cause any corrective supplement to the EU Prospectus to be approved by BaFin and to publish the approved supplement as required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on drafts of the sections in the EU Prospectus that include Company information or drafts of any supplement related thereto that include Company information each time before any such draft is filed with BaFin, and Buyer shall consider in good faith including in such document (and any supplement thereto) all comments reasonably proposed by the Company and its counsel. Buyer shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Buyer or its counsel may receive from time to time from BaFin or other Governmental Authorities with respect to sections in the EU Prospectus that include Company information or any supplement thereto that include Company information promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Buyer to those comments and to provide comments on that response (and Buyer shall consider in good faith including all comments reasonably proposed by the Company and its counsel). The provisions of this Section 2.01(i) shall apply mutatis mutandis in the event that a UK Prospectus Document is required.

(j) No later than the Offer Commencement Date, Buyer shall (A) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which Schedule TO shall contain as an exhibit the combined prospectus and offer to purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (such Schedule TO and the documents included or incorporated by reference therein pursuant to which the Offer will be made, together with any amendments or supplements thereto and including exhibits thereto, the “Offer Documents”); (B) deliver a copy of the Schedule TO to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the 1934 Act; (C) give telephonic notice of the information required by Rule 14d-3 promulgated under the 1934 Act, and mail by means of first class mail a copy of the Schedule TO, to Nasdaq in accordance with Rule 14d-3(a) promulgated under the 1934 Act; and (D) cause the Offer Documents to be disseminated to holders of Company Shares as and to the extent required by applicable United States federal securities Laws and any other applicable Law. No later than ten (10) Business Days after the date hereof, Buyer shall file with the SEC a registration statement on Form F-4 to register under the 1933 Act the issuance of the Buyer ADSs pursuant to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Form F-4”). Buyer shall use its reasonable best efforts to (x) have the Form F-4 declared effective under the 1933 Act as promptly as practicable after such filing, (y) ensure that each of the Offer Documents and the Form F-4 complies in all material respects with the requirements of the applicable provisions of the 1933 Act, the 1934 Act and any other applicable Law and (z) keep the Form F-4, if the Form F-4 is declared effective by the SEC, effective for so long as necessary to complete the Offer.

(k) The Company shall promptly furnish to Buyer all information concerning the Company required by the 1933 Act, the 1934 Act and any other applicable Law, or as reasonably requested by Buyer, to be set forth in any of the Offer Documents or the Form F-4, as applicable. Buyer and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents or the Form F-4, as applicable, in order to satisfy applicable Law. Buyer and the Company agree to promptly correct any information provided by it for inclusion or incorporation by reference in any of the Offer Documents or the Form F-4, as applicable, if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Buyer shall use its reasonable best efforts to cause any of the Offer Documents or Form F-4, as applicable, as so corrected to be filed with the SEC and disseminated to holders of Company Shares, in each case to the extent required by applicable United States federal securities Laws and any other applicable Law, or by the SEC or its staff or Nasdaq. The Company and its counsel shall be given a reasonable opportunity to review and comment on any of the sections in the Offer Documents and the Form F-4 that include Company information, as applicable, each time before any such document is filed with the SEC or disseminated to holders of Company Shares, and Buyer shall consider in good faith including in such document (and any amendments thereto) all comments reasonably proposed by the Company and its counsel. Buyer shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Buyer or its counsel may receive from time to time from the SEC or its staff or other

Governmental Authorities with respect to the sections in the Offer Documents or Form F-4 that include Company information, as applicable, promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Buyer to those comments and to provide comments on that response (and Buyer shall consider in good faith including all comments reasonably proposed by the Company and its counsel). In the event that Buyer receives any comments from the SEC or its staff or other Governmental Authorities with respect to any of the Offer Documents or Form F-4, Buyer shall use its reasonable best efforts to respond as promptly as practicable to such comments, subject to the foregoing consultation rights of the Company with respect to such response. Buyer shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Buyer ADSs issuable in connection with the Offer for offering or sale in any jurisdiction, and Buyer shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Buyer shall also take any other action required to be taken under the 1933 Act, the 1934 Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Buyer ADSs in the Offer.

Section 2.02 Company Action.

(a) The Company hereby approves and consents to the Offer and the other Signing Transactions, subject to the terms and conditions hereof. The Company shall promptly (and in any event within five (5) Business Days prior to the Offer Commencement Date) furnish Buyer with (i) a list of its shareholders and mailing labels containing the names and addresses of its record holders of Company Shares, (ii) any available listing and computer file containing the names and addresses of all record holders of Company Shares and lists of securities positions of Company Shares held in stock depositories and (iii) copies of all lists of shareholders, security position listings and computer files in the Company’s possession or control regarding the beneficial owners of Company Shares, in each case, true and correct as of the most recent practicable date, and shall provide to Buyer such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Buyer may reasonably request in connection with the Offer. In the event that the Company is prohibited from providing any such information, (A) it shall request permission from the applicable shareholders to provide such information to Buyer and (B) if the information requested is not received at least five (5) Business Days prior to the Offer Commencement Date, the Company shall deliver to such shareholders all information that would otherwise be required to be provided by Buyer to such shareholders of the Company in connection with the Offer, and, notwithstanding this Article 2, Buyer shall not have any obligation to deliver such information to such shareholders under this Agreement. Except as required by applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, (i) Buyer and its Affiliates and Representatives shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Transactions, and (ii) if this Agreement is terminated, Buyer shall deliver to the Company and shall use its reasonable best efforts to cause its Affiliates and Representatives to deliver to the Company all copies and any extracts or summaries from such information then in their possession.

(b) On the Offer Commencement Date, the Company shall, concurrently with the filing of the Schedule TO, file with the SEC and disseminate to holders of Company Shares, in each case as and to the extent required by applicable United States federal securities Laws and any other applicable Law, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto and including exhibits thereto, the “Schedule 14D-9”) that, subject to Section 5.03(d), shall reflect the Company Recommendation. Buyer shall promptly furnish to the Company all information concerning Buyer or any of its applicable Affiliates required by the 1934 Act and applicable Law, or as reasonably requested by the Company, to be set forth in the Schedule 14D-9. Each of the Company and Buyer agrees to promptly correct any information provided by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect. The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case to the extent required by applicable United States federal securities

Laws and any other applicable Law. Except in connection with an Alternative Acquisition Proposal or an Adverse Recommendation Change, Buyer and its counsel shall be given a reasonable opportunity to review and comment on the sections in the Schedule 14D-9 that include Buyer information each time before it is filed with the SEC, and the Company shall consider in good faith including in such document (and any amendments thereto) all comments reasonably proposed by Buyer and its counsel. Except in connection with an Alternative Acquisition Proposal or an Adverse Recommendation Change, the Company shall provide Buyer and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the sections in the Schedule 14D-9 that include Buyer information promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the Company shall consider in good faith including all comments reasonably proposed by Buyer and its counsel). In the event that the Company receives any comments from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9, except in connection with an Alternative Acquisition Proposal or an Adverse Recommendation Change, the Company shall use its reasonable best efforts to respond as promptly as practicable to such comments, subject to the foregoing consultation rights of Buyer with respect to such response.

Section 2.03 Equity Awards.

(a) Company Prior VSOP Awards. As promptly as practicable following the date of this Agreement, the Company shall use reasonable best efforts to work together with the Contributing Shareholders to cause the respective beneficiaries under the Company Prior VSOP Awards to enter into an amendment to the contractual terms of the Company Prior VSOP Awards, in particular, providing for the Contributing Shareholders to (i) tender the respective Company Shares required to settle the Company Prior VSOP Awards, and (ii) transfer the respective Offer Consideration received for such respective Company Shares (in each case less any applicable Tax withholdings) to the respective beneficiaries so that, as a consequence of (i) and (ii) any outstanding claims under the Company Prior VSOP Awards would be settled.

(b) Company PSUs. At the Closing, each Company PSU that is outstanding as of immediately prior to the Closing shall become fully vested solely with respect to any time-vesting conditions applicable thereto and (i) if the performance-vesting conditions applicable to such Company PSU have been satisfied in full immediately prior to Closing, shall be settled in cash (without interest and subject to any applicable Tax withholdings) in an amount equal to the product obtained by multiplying (x) the Company Value Per Share by (y) the total number of Company Shares subject to such Company PSU as of immediately prior to the Closing or (ii) if the performance-vesting conditions applicable to such Company PSU have not been satisfied in full immediately prior to Closing, shall be cancelled for no consideration.

(c) Company RSUs. At the Closing, each Company RSU that is outstanding as of immediately prior to the Closing shall become fully vested and shall be settled in cash (without interest and subject to any applicable Tax withholdings) in an amount equal to the product obtained by multiplying (i) the Company Value Per Share by (ii) the total number of Company Shares subject to such Company RSU as of immediately prior to the Closing.

(d) Company Options. At the Closing, each Company Option that is outstanding as of immediately prior to the Closing shall become fully vested and if the per share exercise price of such Company Option is less than the Company Value Per Share, then such Company Option shall be settled in cash (without interest and subject to any applicable Tax withholdings) in an amount equal to the product obtained by multiplying (x) the excess of the Company Value Per Share over the per share exercise price applicable to such Company Option and (y) the total number of Company Shares subject to such Company Option. Any other Company Option shall be cancelled for no consideration at the Merger Effective Time.

(e) Transaction Bonus Grants. The Company and Buyer shall mutually agree on acceptable implementation of the transaction bonus grants as contemplated by, and in accordance with, Section 5.01(ii)(C) of the Company Letter.

(f) As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Closing, the Company, the Company Boards and the Compensation Committee of the Supervisory Board (the “Compensation Committee”), as applicable, shall adopt any resolutions and amendments, provide such notices and take such other actions as may be necessary to effectuate the provisions of this Section 2.03.

Section 2.04 Extraordinary General Meeting.

(a) The Company shall hold an extraordinary general meeting (the “EGM”) as promptly as practicable, but in any event within five (5) weeks following the Offer Commencement Date, to:

(i) provide information regarding the Offer;

(ii) adopt resolutions to, subject to (A) the Acceptance Time having occurred and the Subsequent Offering Period having expired and (B) the number of Company Shares validly tendered in accordance with the terms of the Offer (including Company Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Company Shares owned by Buyer or any of its Affiliates, representing at least eighty percent (80%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time, or, if Buyer has amended the Minimum Condition pursuant to paragraph (A) of Annex I, then at least seventy-five percent (75%) of the Company’s issued and outstanding share capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time (the “Post-Offer Reorganization Threshold”), (1) enter into the Legal Downstream Merger as contemplated by and in accordance with the terms of the Legal Downstream Merger Proposal and Notes; and (2) approve, to the extent required under applicable Law and the Company Organizational Documents, also within the meaning of Section 2:107a of the DCC and articles 18.10 and 18.11 of the Company’s articles of association, the Legal Downstream Merger, the Post-Downstream Merger Share Sale and the Cancellation (the “Post-Offer Reorganization Resolutions”);

(iii) adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Company Boards for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable Law (the “Discharge Resolutions”);

(iv) adopt one or more resolutions effective upon the Closing (A) to appoint the new members of the Company Boards designated by Buyer pursuant to Section 2.05(b) to replace the resigning members of the Company Boards as contemplated by Section 2.05 and (B) if and to the extent that any member of the Company Boards (excluding the Independent Directors and those members of the Company Boards designated by Buyer to continue to serve) has not irrevocably tendered his or her resignation therefrom (effective as of or prior to Closing) in accordance with Section 2.05 prior to the convocation of the EGM, dismissing each such member of the Company Boards as of the Closing (the “Governance Resolutions”); and

(v) conduct such other business as may properly come before the meeting.

(b) Promptly after the date of this Agreement, the Company shall prepare appropriate materials for the EGM (together with any amendments and supplements thereto and any other documents required, the “EGM Materials”) relating to the matters set forth in Section 2.04(a). Subject to Section 5.03(e), the Company shall include the Company Recommendation in the EGM Materials. Buyer shall promptly furnish to the Company all information concerning Buyer and any of its Affiliates required to be set forth in the EGM Materials. The Company shall provide Buyer and its counsel with a reasonable opportunity to review and comment on the EGM Materials (and any amendments thereto) each time prior to dissemination to the shareholders of the Company and the Company shall consider in good faith including in the EGM Materials all comments reasonably proposed by Buyer and its counsel. The Company shall provide Buyer and its counsel, to the extent not prohibited under applicable Law, with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from Governmental Authorities with respect to the EGM Materials promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the Company shall consider in good faith including in such response all comments reasonably proposed by Buyer and its counsel), including by participating with the Company or its counsel in any discussions or meetings Governmental Authorities to the extent such participation is not prohibited by the SEC or the applicable Governmental Authority.

(c) The Company shall consult with Buyer regarding the date of the EGM (or any Subsequent EGM) and, unless this Agreement is terminated in accordance with Section 8.01, shall not adjourn, postpone or cancel the EGM (or any Subsequent EGM) without the prior written consent of Buyer; provided, that the Company may, following reasonable consultation with Buyer, adjourn, postpone or cancel and reconvene the EGM solely to the extent reasonably necessary (x) to ensure that any supplement or amendment to the relevant EGM Materials that the Company Boards, after consultation with outside counsel, reasonably determine is necessary to comply with applicable Law is made available to the Company’s shareholders in advance of the EGM (and any Subsequent EGM) or (y) to solicit additional proxies in favor of the approvals set forth in Section 2.04(a), if as of the date of the scheduled EGM there are not sufficient proxies that have been received approving such matters. In the event the EGM (or any Subsequent EGM) is adjourned, postponed or canceled and reconvened pursuant to the foregoing proviso, the Company shall duly give notice of and reconvene the EGM on a date scheduled by the Company and reasonably acceptable to Buyer but, in any event, no later than the day that is thirty-five (35) days following the date of such adjournment, postponement or cancellation (or, in the case of any Subsequent EGM, a date that shall be prior to the date on which the Expiration Time shall occur).

(d) The Company shall ensure that the EGM (and any Subsequent EGM) is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws. The approval of the matters set forth in Section 2.04(a)(i)-(iv) shall be the only matters that the Company shall propose to be acted on by the shareholders of the Company at the EGM (and any Subsequent EGM), unless otherwise reasonably proposed by the Company and approved in advance in writing by Buyer (such approval not to be unreasonably withheld, conditioned or delayed).

(e) Without limiting the generality of the foregoing, but subject to the Company’s rights to terminate this Agreement in accordance with Section 8.01, the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the EGM (and any Subsequent EGM) in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this Section 2.04, in each case, shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Acquisition Proposal (whether or not a Superior Proposal) or any Adverse Recommendation Change. Unless this Agreement is terminated in accordance with Section 8.01, the Company agrees that it shall not submit to the vote of the shareholders of the Company any Alternative Acquisition Proposal (whether or not a Superior Proposal) or any matters relating thereto.

(f) At and prior to the EGM (and any Subsequent EGM), the Company shall use its reasonable best efforts to secure the approval of the matters set forth in Section 2.04(a).

Section 2.05 Directors.

(a) The Parties shall use their respective reasonable best efforts to ensure that the Management Board will, as of the Closing, be comprised of the individuals who will be designated in writing by Buyer, in its sole discretion, as soon as reasonably practicable following the Offer Commencement Date and prior to convening the EGM. The Company shall use reasonable best efforts to procure that Management Board members who are not individuals designated in writing by Buyer in accordance with the immediately preceding sentence, if any, will resign from their position as members of the Management Board with effect from the Closing, and the Company shall take such other actions as may be necessary to ensure that each such member of the Management Board ceases to be a member of the Management Board no later than the Closing.

(b) The Parties shall use their respective reasonable best efforts to ensure that the Supervisory Board will, as of the Closing, be comprised of the following individuals:

(i) three (3) members of the Supervisory Board, one of whom shall serve as chair of the Supervisory Board as of Closing, who will be designated in writing by Buyer, in its sole discretion, as soon as reasonably practicable following the Offer Commencement Date and prior to convening the EGM; and

(ii) two (2) members of the Supervisory Board who will be designated in writing by the Company and Buyer by mutual agreement (if and to the extent they shall agree to continue to serve on the Supervisory Board after the Closing) as soon as reasonably practicable following the Offer Commencement Date and prior to convening the EGM, who shall at all times be independent from Buyer and the Major Shareholders and who shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code (the directors so designated, together with any replacement(s) designated pursuant to Section 2.05(e), “Independent Directors”);

(c) The Company shall use reasonable best efforts to procure that Supervisory Board members who are not (x) individuals designated in writing by Buyer in accordance with Section 2.05(b)(i) or (y) Independent Directors will resign from their position as members of the Supervisory Board with effect from the Closing, and the Company shall take such other actions as may be necessary to ensure that each such member of the Supervisory Board ceases to be a member of the Supervisory Board no later than the Closing. Notwithstanding anything to the contrary in this Agreement, if the Company Boards determine in their reasonable discretion that any additional shareholders resolutions should be adopted in order to approve any of the Signing Transactions, or if the Governance Resolutions or the Post-Offer Reorganization Resolutions have not been adopted at the EGM, then, in each case, the Company shall, following consultation with Buyer, duly call and give notice of another EGM (a “Subsequent EGM”), which shall take place at a date reasonably acceptable to Buyer, at which the Governance Resolutions or the Post-Offer Reorganization Resolutions, or the additional resolutions as referred to above shall be considered or reconsidered, as the case may be.

(d) Each Independent Director shall resign from, and the Company shall take such other action reasonably necessary to ensure that each such Independent Director ceases to be a member of the Supervisory Board upon the earliest to occur of (i) such time after the Acceptance Time as Buyer and its Affiliates, in the aggregate, own one hundred percent (100%) of the issued and outstanding Company Shares and (ii) the Legal Downstream Merger having become effective.

(e) If, at any time after the Closing, an Independent Director resigns from, or otherwise ceases to be a member of the Supervisory Board, or ceases to be independent from Buyer or the Major Shareholders, in each case, prior to the date of resignation contemplated by Section 2.05(d), Buyer shall procure that the respective Independent Director shall be replaced by a new director that is independent from Buyer and the Major Shareholders and shall at all times qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code.

(f) Buyer shall supply to the Company in writing any information regarding the individuals designated by Buyer in accordance with Section 2.05(a) and Section (b)(i), as is required by applicable Laws in connection with the appointment of those individuals the respective Company Boards, and Buyer shall be solely responsible for any such information.

(g) In addition to the discharge contemplated by Section 2.04(a)(iii), Buyer shall (i) at the first annual or extraordinary general meeting of shareholders of the Company (or, if the Legal Downstream Merger has occurred, at the first annual or extraordinary general meeting of New Topco or any of its legal successors) held after the Closing, cause all members of the Company Boards resigning effective upon the Acceptance Time to be fully and finally discharged for their acts of management or supervision, as applicable, and (ii) at the first annual or extraordinary general meeting of shareholders of the Company (or, if the Legal Downstream Merger has occurred, at the first annual or extraordinary general meeting of New Topco or any of its legal successors) held after the resignation of an Independent Director, cause such Independent Director to be fully and finally discharged for his or her acts of supervision to the fullest extent permitted by applicable Law.

(h) Notwithstanding any other required vote, the affirmative vote of the Independent Directors shall also be required for approving:

(i) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the Minority Shareholders, other than (A) pursuant to a rights issue by the Company or any other share issue where the Minority Shareholders have been offered an opportunity to subscribe pro rata in accordance with their then existing shareholding in the Company (voorkeursrecht), or (B) the Post-Offer Reorganization; and

(ii) any action of the Company that would result in unequal treatment that prejudices or would reasonably be expected to prejudice or negatively affect the value of the Company Shares or voting rights attached to the Company Shares held by the Minority Shareholders, but in any event not including the Post-Offer Reorganization.

Section 2.06 Further Actions. Following the F-4 becoming effective and approval of the EU Prospectus by BaFin and, if required, approval of the UK Prospectus Document by the FCA, if requested by the other Party, the Company or Buyer, as applicable, shall take the following actions to the extent reasonably necessary or desirable to implement, commence, consummate or otherwise effect the Post-Offer Reorganization and the New Topco U.S. Tax Election:

(a) in the case of the Company, (i) the convening of the necessary meetings of the Company’s general meeting and the Company Boards or any committee thereof (including the EGM (and any Subsequent EGM) referenced in, and to the extent required by, Section 2.04) and (ii) the consideration, adoption and approval of any applicable resolutions of the Company Boards or any committee thereof as necessary or desirable to convene the EGM (and any Subsequent EGM) referenced and to the extent required by, in Section 2.04, in each case as set forth in Section 2.04, subject to Section 2.07; and

(b) in the case of Buyer and the Company, subject to Section 2.07, the execution of any and all reasonably requested documents, agreements, resolutions or deeds that are necessary or desirable to effectuate the Post-Offer Reorganization, the New Topco U.S. Tax Election, and the filing or registration of any or all of such documents, agreements or deeds with the appropriate Governmental Authorities.

Section 2.07 Post-Offer Reorganization.

(a) As promptly as practicable following the closing of the Subsequent Offering Period, Buyer shall effectuate, or cause to be effectuated, in which case the Company and its Subsidiaries shall effectuate, a corporate reorganization (the “Post-Offer Reorganization”) of the Company and its Subsidiaries consisting of the Legal Downstream Merger, the Post-Downstream Merger Share Sale and the Cancellation, in that order, provided that each step of such Post-Offer Reorganization is permitted under applicable Law (including Sections 2:316(4) and 2:318(1) of the DCC). The Post-Offer Reorganization shall be subject to the conditions of this Section 2.07, including being subject to the adoption of the Post-Offer Reorganization Resolutions at the EGM or any Subsequent EGM). Buyer shall effectuate, or cause to be effectuated, the New Topco U.S. Tax Election to be effective after the Cancellation.

(b) If the Post-Offer Reorganization Resolutions have been adopted at the EGM or any Subsequent EGM, the Post-Offer Reorganization Threshold has been achieved, and the Subsequent Offering Period has expired, the Parties shall take the following steps in the following order:

(i) prior to the Legal Downstream Merger becoming effective, the Company shall, in its capacity as sole shareholder of New Topco, resolve to effectuate the Cancellation on the condition that the Legal Downstream Merger and the Post-Downstream Merger Share Sale has been previously consummated;

(ii) the Company and New Topco shall execute the Legal Downstream Merger Deed no later than 23:59 CET on the Subsequent Closing Date, which shall automatically effect the Legal Downstream Merger on the Merger Effective Date in accordance with the provisions set forth in the Legal Downstream Merger Proposal and Notes;

(iii) prior to the Cancellation Effective Time, New Topco and Buyer shall consummate the Post-Downstream Merger Share Sale;

(iv) prior to the Cancellation Effective Time, the management board of New Topco shall resolve on approving the Cancellation in accordance with Section 2:208 paragraph 6 of the DCC in conjunction with Section 2:216 paragraph 2 of the DCC, provided that the management board of New Topco at such time neither knows nor reasonably foresees that, following the Cancellation, New Topco cannot continue to pay its due and payable debts;

(v) New Topco shall effect the Cancellation at the Cancellation Effective Time; and

(vi) Buyer shall cause the New Topco U.S. Tax Election to be effective as of the day following the completion of the Cancellation.

All documentation required to effectuate the Post-Offer Reorganization shall be subject to the review and approval of Buyer, not to be unreasonably withheld, conditioned or delayed, with the Company being required to consider in good faith and, where relevant, incorporate reasonable comments made by Buyer. Prior to the Closing, the Company shall obtain a U.S. employer identification number for New Topco and the Parties shall reasonably cooperate to prepare all documentation required to effectuate the New Topco U.S. Tax Election, which documentation shall be subject to the review and approval of each of the Parties, not to be unreasonably withheld, conditioned or delayed, with each of the Parties being required to consider in good faith and, where relevant, incorporate reasonable comments made by the other Party.

(c) The rights attached to each of the New Topco A Shares and the rights attached to each of the New Topco B Shares (in each case, as will be included in the articles of association of New Topco) shall be identical; provided that, for the avoidance of doubt, New Topco may effectuate the Cancellation without a contemporaneous cancellation of the New Topco B Shares.

(d) Notwithstanding anything to the contrary contained in this Section 2.07, the Post-Offer Reorganization, if completed, shall result in each Minority Shareholder receiving in such Post-Offer Reorganization for each New Topco A Share held by such Minority Shareholder at the Cancellation Effective Time a number of Buyer ADSs equal to the Offer Consideration multiplied by the number of New Topco A Shares then held by such Minority Shareholder and cash in lieu of fractional Buyer ADSs, if any (without interest and less applicable withholding Taxes) equal to the Fractional ADS Cash Amount such Minority Shareholder would have received in the Offer.

(e) The Company shall cause, and shall cause New Topco to cause, each member of the management board of New Topco to resign as of acceptance of their resignation by the general meeting of New Topco after the Cancellation Effective Time. Buyer shall, promptly after the Cancellation Effective Time, in its capacity as sole shareholder of New Topco, resolve to (1) accept the resignation of any member of the management board of New Topco that has tendered his or her resignation prior to the Cancellation Effective Time, (2) dismiss such members of the management board of New Topco that have not tendered their resignation prior to the Cancellation Effective Time, (3) grant full and final discharge to all members of the management board of New Topco for their management of New Topco up to the date of their resignation/dismissal, and (4) appoint such persons as members of the management board of New Topco as have been designated by Buyer at such time.

(f) Notwithstanding anything to the contrary in this Agreement, the Company shall procure and cause that at all times prior to the effectiveness of the Legal Downstream Merger New Topco (i) not hold any assets, (ii) not incur any liabilities, (iii) not have any employees, (iv) not conduct any activities or business, (v) not issue any equity securities other than a single New Topco A Share issuable upon the incorporation of New Topco, and (vi) not engage in any activities that would cause the Legal Downstream Merger to fail to qualify as part of a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.

Section 2.08 Exchange of Company Shares.

(a) Prior to the Acceptance Time, Buyer shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (such exchange agent, which, if practicable, shall also be the depositary pursuant to the Offer, the “Exchange Agent”) for the delivery of the Offer Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement, including the delivery, following the Expiration Time or the expiration of the Subsequent Offering Period, as the case may be, of the Offer Consideration to the holders of Company Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time or the expiration of the Subsequent Offering Period, respectively, and the implementation of the Cancellation. The Exchange Agent Agreement shall be in form and substance reasonably satisfactory to the Company.

(b) Promptly after the Acceptance Time, but no later than on the fifth (5th) Business Day thereafter, Buyer shall make all required declarations and filings to effect the increase of Buyer’s share capital required for the exchange of the First Company Shares for the Offer Consideration (the “First Capital Increase”). Buyer shall deposit, or cause to be deposited, with the Exchange Agent, within ten (10) Business Days after the effectiveness of the First Capital Increase, in trust for the benefit of the holders of Company Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Time (the “First Company Shares”), the aggregate Fractional ADS Cash Amount payable in the Offer to such holders of First Company Shares and the number of Buyer ADSs sufficient to deliver the aggregate Offer Consideration payable in the Offer to such holders of First Company Shares (the cash and Buyer ADSs referenced in this Section 2.08(b) and Section 2.08(c), together with any dividends or distributions with respect thereto, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver such Buyer ADSs contemplated to be issued pursuant to Section 2.01(b) to the relevant (former) holders of First Company Shares.

(c) Promptly after the expiration of the Subsequent Offering Period, but no later than on the fifth (5th) Business Day thereafter, Buyer shall make all required declarations and filings to effect the increase of Buyer’s share capital required for the exchange of the Second Company Shares for the Offer Consideration (the “Second Capital Increase”). Buyer shall deposit, or cause to be deposited, with the Exchange Agent, within ten (10) Business Days after the effectiveness of the Second Capital Increase, in trust for the benefit of the holders of Company Shares validly tendered and not properly withdrawn pursuant to the Offer during the Subsequent Offering Period (the “Second Company Shares”), the aggregate Fractional ADS Cash Amount payable in the Offer to such holders of Second Company Shares and the number of Buyer ADSs sufficient to deliver the aggregate Offer Consideration payable in the Offer to such holders of Second Company Shares. The Exchange Agent shall, pursuant to irrevocable instructions, deliver such Buyer ADSs contemplated to be issued pursuant to Section 2.01(b) to the relevant (former) holders of Second Company Shares.

(d) Buyer shall use its reasonable best efforts to ensure that the First Capital Increase and the Second Capital Increase will become effective as soon as reasonably possible after the filing of the relevant application for registration in accordance with this Agreement. These efforts shall include (i) the filing of an application for the appointment of a valuation auditor for the First Capital Increase and the Second Capital Increase with the competent commercial register without undue delay after the date of this Agreement, (ii) the preparation of the draft documentation in relation to the First Capital Increase and the Second Capital Increase as early as reasonably practicable; however, by no later than the Expiration Time, and (iii) communication with the competent commercial register, the valuation auditor and the Exchange Agent to agree on the processes required for the First Capital Increase and the Second Capital Increase to become effective, and the implementation of the exchange of the First Company Shares and the Second Company Shares for the Offer Consideration (and cash in lieu of fractional Buyer ADSs, if any), as set forth in this Agreement. Buyer shall keep the Company reasonably informed of the actions taken in relation to the foregoing.

(e) Each holder of Company Shares who would be entitled to receive a fraction of a Buyer ADS pursuant to the Offer (after aggregating all Company Shares validly tendered in the Offer (and not properly withdrawn) by such holder) or pursuant to the Cancellation shall be paid an amount in cash, without interest and less any applicable withholding Taxes, equal to such fractional part of a Buyer ADS multiplied by the Buyer ADS VWAP, rounded to the nearest whole cent (the “Fractional ADS Cash Amount”). The parties acknowledge and agree that payment of the Fractional ADS Cash Amount in lieu of fractional Buyer ADSs is solely for the purpose of avoiding the expense and inconvenience to Buyer of issuing fractional Buyer ADSs and does not represent separately bargained-for consideration.

(f) Buyer shall transfer to the Exchange Agent, immediately prior to the effectuation of the Post-Offer Reorganization in trust for the benefit of the Company and, upon the Cancellation, the Minority Shareholders, a number of Buyer ADSs to which the Minority Shareholders become entitled pursuant to the Cancellation and a number of Buyer ADSs representing the aggregate Fractional ADS Cash Amount payable in the Cancellation to such Minority Shareholders (together with any dividends or distributions with respect to such Buyer ADSs).

(g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Buyer Shares or Buyer ADSs held by the Exchange Agent from time to time hereunder.

(h) None of the Company, Buyer or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Offer Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Offer Consideration or the cash to be paid in accordance with this Article 2 that remains undistributed to the holders of Company Shares, with respect to Company Shares validly tendered and not properly withdrawn pursuant to the Offer, as of the first (1st) anniversary of the expiration of the Subsequent Offering Period (or immediately prior to such earlier date on which the Offer Consideration or such cash would otherwise escheat to or become the property of any Governmental Authority), shall, to the extent permitted by applicable Law, become the property of Buyer, free and clear of all claims or interest of any Person previously entitled thereto.

(i) In connection with the Post-Offer Reorganization, Buyer and the Company shall jointly advise the Exchange Agent in writing of (i) the aggregate Fractional ADS Cash Amount payable in the Cancellation to the Minority Shareholders and the number of Buyer ADSs to which the Minority Shareholders become entitled pursuant to the Cancellation (prior to giving effect to any applicable Tax withholding) and (ii) the amount of Dutch or German withholding Tax in respect of the Cancellation that is required to be withheld and remitted to the applicable Taxing Authority in Euros, if any, (the aggregate amount of such Dutch or German withholding Tax in Euros, the “Aggregate Withholding Amount”). The Exchange Agent shall be instructed and authorized, acting as agent of New Topco and as withholding agent for the account of the Minority Shareholders as taxpayers of any applicable withholding Taxes, including the applicable Dutch or German withholding Tax, to sell, in one or more transactions, the minimum number of Buyer ADSs to which the Minority Shareholders would otherwise be entitled as is necessary to obtain in Dollars an amount in net cash proceeds that converted in Euros (at the Exchange Rate) is as close as possible to, but no less than, the Aggregate Withholding Amount (the “Buyer ADSs Sale”). From the net cash proceeds obtained pursuant to the Buyer ADSs Sale, the Exchange Agent shall, as soon as possible, remit to the applicable Taxing Authority the Aggregate Withholding Amount as agent of New Topco as withholding agent or transfer to New Topco the Aggregate Withholding Amount to enable New Topco as withholding agent to remit the Aggregate Withholding Amount to the applicable Taxing Authority for the account of the Minority Shareholders. In the event that the net cash proceeds obtained by the Exchange Agent pursuant to the Buyer ADSs Sale exceed the Aggregate Withholding Amount, such surplus cash proceeds shall be paid to the Minority Shareholders, less any applicable withholding Taxes, consistent with the procedures for payment of cash in lieu of fractional Buyer ADSs; provided that the Buyer shall be entitled to any surplus if the amount thereof is de minimis, and any such surplus amount shall not be treated for any purpose as consideration paid to any Minority Shareholder. The Exchange Agent shall also be instructed and authorized to sell, in one or more transactions, an additional number of Buyer ADSs on behalf of and for the account of Minority Shareholders to the extent necessary to transfer the Fractional ADS Cash Amount to each Minority Shareholder entitled to receive such Fractional ADS Cash Amount in lieu of fractional Buyer ADSs, if any. As a result the Exchange Agent shall, pursuant to the Cancellation, (x) deliver to each Minority Shareholder a number of Buyer ADSs equal to (A) the product of (i) the Offer Consideration and (ii) the number of Company Shares held by such Minority Shareholder immediately before the Post-Downstream Merger Share Sale minus (B) the number of Buyer ADSs sold by the Exchange Agent to satisfy the payment of any applicable withholding Tax, including the individual Dutch or German withholding Tax liability, if any, in respect of such Minority Shareholder (y) transfer to such Minority Shareholder the Fractional ADS Cash Amount payable in the Cancellation to such Minority Shareholder and (z) remit to the applicable Taxing Authority the Aggregate Withholding Amount as agent of New Topco as withholding agent or transfer to New Topco the Aggregate Withholding Amount to enable New Topco as withholding agent to remit the Aggregate Withholding Amount to the applicable Taxing Authority for the account of the Minority Shareholders. For the avoidance of doubt, no Minority Shareholder shall have a further right to Buyer ADSs, cash compensation or any other consideration in respect of the Cancellation other than the number of Buyer ADSs and the Fractional ADSs Cash Amount (if any) in accordance with Section 2.07(d) and any applicable surplus cash proceeds from the Buyer ADS Sale in accordance with the fourth sentence of this Section 2.08(i).

Section 2.09 Adjustments. Without limiting the other provisions of this Agreement, in the event that, during the period between the date of this Agreement and the Expiration Time, the number of outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares shall be changed into a different number of Company Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Consideration and any other amounts due pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change; provided, that, in any case, nothing in this Section 2.09 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.10 Withholding. The Company, New Topco, any of their respective Subsidiaries, the Exchange Agent, any paying agent or custodian of holders of Company Shares or New Topco A Shares, and any of their respective Affiliates or agents (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any amounts payable under the Offer, the Transactions (including, for the avoidance of doubt, the Cancellation), or this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Law (including, for the avoidance of doubt, the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting)). For these purposes, each Withholding Agent shall be authorized to sell, in one or more transactions, Buyer ADSs that otherwise would be received pursuant to the Offer, any of the Transactions (including, for the avoidance of doubt, in respect of the Cancellation) on behalf of and for the benefit of a holder of Company Shares or New Topco A Shares, as applicable, subject to withholding a number of ADSs necessary to make payments of the required amount of withholding to the applicable Taxing Authority. Amounts so deducted and withheld shall be promptly paid over to the relevant Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. No Withholding Agent shall be required to pay any additional amount to any Person in respect of which any amount was deducted or withheld, or otherwise reimburse the relevant Person for any amounts deducted or withheld, in accordance with this Section 2.10.

Section 2.11 Transfer Taxes. Except as expressly provided in this Agreement, all real, tangible, or intangible property and other transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement shall be borne by the Buyer.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in any Company SEC Documents publicly available on or after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded) or (b) set forth in writing in the corresponding section, or in another section, of the Company Letter to the extent that the relevance thereof would be readily apparent on the face of such disclosure that such disclosure is applicable to such section of the Company Letter, the Company represents and warrants to Buyer as follows:

Section 3.01 Corporate Existence and Power. The Company is duly organized and validly existing under the Laws of The Netherlands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is (where applicable) in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Buyer true, complete and correct copies of the Company Organizational Documents and the Company and its Subsidiaries are not in violation of any provisions of the Company Organizational Documents, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company and its applicable Subsidiaries of the Signing Transactions, including the Offer, the Legal Downstream Merger, the Post-Downstream Merger Share Sale and the Cancellation, as applicable, are, subject to the adoption (i) at the EGM (or any Subsequent EGM) of the resolutions described in Section 2.04(a)(i)-(iv), (ii) of resolutions of the general meeting of New Topco to effect the Legal Downstream Merger and (iii) of resolutions of the general meeting and management board of New Topco to effect and approve, respectively, the Cancellation, within the corporate powers of the Company and its applicable Subsidiaries and have been duly and validly authorized by all necessary corporate action on the part of the Company and such Subsidiaries and no other corporate proceedings on the part of the Company or such Subsidiaries and, except for the adoption (i) at the EGM (or any Subsequent EGM) of the resolutions described in Section 2.04(a)(i)-(iv), (ii) of resolutions of the general meeting of New Topco to effect the Legal Downstream Merger and (iii) of resolutions of the general meeting of New Topco to effect the Cancellation, no shareholder votes are necessary to authorize this Agreement or to consummate the Signing Transactions. Assuming due authorization, execution and delivery hereof by Buyer, this Agreement constitutes a valid and binding agreement of the Company, subject to the Enforceability Exceptions.

(b) At meetings duly called and held, the Company Boards (i) determined that this Agreement and the Signing Transactions are in the best interest of the Company and the sustainable success of its business, having considered the interest of its shareholders, employees and other relevant stakeholders, (ii) approved and adopted this Agreement (including the execution, delivery and performance thereof) and approved the Signing Transactions and (iii) resolved, on the terms and subject to the conditions set forth in this Agreement, including Section 5.03(d), to support the Offer and the other Signing Transactions and to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the matters set forth in Section 2.04(a) (such recommendation, the “Company Recommendation”).

Section 3.03 Governmental Authorization. No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the consummation of the Signing Transactions, other than (a) compliance with any applicable requirements of the HSR Act, any Other Required Antitrust Approvals and any Other Required Regulatory Approvals, (b) the filing of the Schedule 14D-9 with the SEC and any amendments or supplements thereto, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities Laws, including applicable state securities, takeover and “blue sky” laws, (d) compliance with the rules and regulations of Nasdaq, and (e) any other consents, approvals, Orders, authorizations, registrations, declarations, filings or notices, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Signing Transactions do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the Company Organizational Documents in any material respect, (b) assuming compliance with the matters referred to in Section 3.03, cause or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or the loss of a benefit or right under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or require any consent, waiver or approval of any Person, or result in the triggering of any rights that the counterparty would not otherwise have or any Liabilities that the Company and its Subsidiaries or other Affiliates (including future Affiliates of the Company) would not otherwise have, pursuant to any provision of any Contract, (c) result in the revocation, invalidation or termination of any Company Permit or (d) assuming compliance with the matters referred to in Section 3.03, violate or conflict with (i) any Law or Order applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries, or any of their respective properties or assets, may be bound or (ii) any rule or regulation of Nasdaq applicable to the Company other than, in the case of clauses (b), (c) and (d) above, any matters that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.05 Capitalization.

(a) The authorized share capital of the Company consists of 386,250,000 Company Shares and 386,250,000 preferred shares. As of the close of business on June 10, 2025, (A) 225,172,749 Company Shares were issued and outstanding, (B) no Company Shares were held in treasury by the Company, (C) 6,182,255 Company Shares were subject to issuance pursuant to outstanding Company Options, (D) 1,185,288 Company Shares were subject to issuance pursuant to outstanding Company RSUs, (E) 35,000 Company Shares (assuming maximum performance targets are achieved) were subject to issuance pursuant to outstanding Company PSUs, (F) no Company Shares were subject to issuance pursuant to outstanding Company Prior VSOP Awards but 4,026,244 Company Shares are subject to delivery to the Company by a group of “long-standing shareholders” pursuant to outstanding Company Prior VSOP Awards and (G) no preferred shares in the capital of the Company were issued. Since such date through the date of this Agreement, the Company has not issued any shares of capital stock or voting securities of, or other equity interests in, the Company, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other equity interests in, the Company, other than Company Shares issued pursuant to any exercise of Company Options or Company Prior VSOP Awards or the vesting of Company RSUs or Company PSUs outstanding as of such date in accordance with their terms.

(b) All issued and outstanding Company Shares and all Company Shares that are subject to issuance, upon issuance prior to the Closing in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable, (ii) are not, or upon issuance will not be, subject to any pre-emptive rights and (iii) are, to the extent owned directly or indirectly by the Company, owned free and clear of all material Liens and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the 1933 Act and other applicable securities Laws and restrictions set forth in the Tender and Support Agreements.

(c) Except as set forth in Section 3.05(a) of the Company Letter, there are no issued or obligations to issue (i) shares in the share capital of the Company or other voting securities of or ownership interests in the

Company, (ii) securities of the Company convertible into or exchangeable for shares in the share capital of the Company or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company, or other obligations of the Company to issue, any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in the Company or (iv) stock options, restricted shares, or stock unit awards, stock appreciation rights, performance units or similar securities, phantom stock rights, profits interests or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of or ownership interests in the Company, in each case issued by the Company or its Subsidiaries (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any Company Securities, or give any Person a right to subscribe for or acquire any Company Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no voting trusts, proxies or other agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any Company Securities. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company on any matters with respect to the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Shares. There is no shareholder rights plan, “poison pill” or similar device in effect with respect to the Company or any Subsidiary of the Company.

(d) Section 3.05(d) of the Company Letter sets forth, as of the date of this Agreement, a true, complete and correct anonymized list of each outstanding Company Equity Award, including (i) the country location of the holder of such Company Equity Award and whether the holder is (or was) an employee or non-employee service provider; (ii) the type of award; (iii) the number of Company Shares underlying each Company Equity Award; (iv) the date on which the Company Equity Award was granted; (v) the exercise price of each Company Equity Award, if applicable; (vi) the expiration date of each Company Equity Award, if applicable; and (vii) a description of the vesting and, if applicable, exercisability terms applicable to such Company Equity Award (including any applicable acceleration provisions). Each grant of Company Equity Awards was validly issued and properly approved by the Company Boards (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law, including with respect to Section 409A of the Code, and recorded on the consolidated financial statements of the Company in accordance with IFRS consistently applied, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. Each Company Equity Award is in compliance in all material respects with all applicable Law and the terms of such Company Equity Award. The treatment of the Company Equity Awards under this Agreement does not violate the terms of the Company Equity Awards or applicable Law. No Company Option has an exercise price that has been or may be less than the fair market value of the Company Shares as of the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Section 409A of the Code.

(e) None of the Company Securities are owned by any Subsidiary of the Company. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any material equity interest in any Person, or has any obligation or has made any agreement to acquire any such equity interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(f) All dividends and other distributions (including dividend equivalents) on any Company Securities that have been declared or authorized for payment prior to the date of this Agreement have been paid in full (net of any applicable withholding Taxes).

Section 3.06 Subsidiaries.

(a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing (where such concept is recognized under applicable Law) would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company and their respective jurisdictions of organization are set forth in Section 3.06(a) of the Company Letter and the Company Subsidiary Securities issued and outstanding and Company Subsidiary Securities held by the Company.

(b) Except as set forth in Section 3.06(b) of the Company Letter, all of the outstanding shares in the share capital or other voting securities of, or ownership interests in, each Subsidiary of the Company have been duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and are owned by the Company, directly or indirectly, free and clear of any Lien. Except for securities owned by the Company or one of its Subsidiaries, there are no issued, reserved for issuance or outstanding or contractual obligations to issue (i) shares of capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company, (iii) warrants, calls, options shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares in the share capital or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iv) stock options, restricted shares, or stock units, stock appreciation rights, performance units or similar securities, phantom stock units, profits interests, or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Subsidiary Securities”). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Company Subsidiary Securities, or give any Person a right to subscribe for or acquire any Company Subsidiary Securities, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any Company Subsidiary Securities.

Section 3.07 SEC Filings.

(a) The Company has timely filed or furnished, as applicable, with the SEC all registration statements, forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date of this Agreement by it with the SEC since January 1, 2022 (collectively, the “Company SEC Documents”).

(b) As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the 1933 Act) and as of their respective filing or furnishing dates (in the case of all other applicable Company SEC Documents), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, each of the Company SEC Documents (i) complied as to form in all material respects with the requirements of the 1934 Act and the 1933 Act, as the case may be, applicable to such Company SEC Documents and in effect at such time and (ii) was prepared in all material respects in accordance with the applicable requirements of Nasdaq, the 1933 Act, the 1934 Act and other applicable Law, each as in effect at such time.

(c) As of their respective filing or furnishing dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing with respect to the disclosures that are amended), none of the Company SEC Documents contained, and each Company SEC Document filed subsequent to the date hereof will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.

(d) As of the date of this Agreement, (i) there are no outstanding or unresolved comments in comment letters received from the SEC or its staff and (ii) to the knowledge of the Company, none of the Company SEC Documents is the subject of an ongoing SEC review.

(e) No Subsidiary of the Company is subject to the periodic reporting requirements of the 1934 Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

Section 3.08 Financial Statements.

(a) Since January 1, 2022, the consolidated financial statements (not including the Dutch statutory accounts) of the Company (including any related notes thereto) included or incorporated by reference in the Company SEC Documents:

(i) as of their respective filing or furnishing dates with the SEC (or, if such Company SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto in effect at the time of such filing;

(ii) were prepared in accordance with IFRS applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii) fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the periods indicated.

(b) Since January 1, 2022, there has been no change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with IFRS, except as described in the notes thereto.

(c) Since January 1, 2022, neither the Company nor any third-party auditor of the Company has received any written complaint, allegation, assertion or claim regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2022.

(d) The books and records of the Company Group have been, and are being, maintained in all material respects in accordance with IFRS. The books and records of the Company’s Subsidiaries have been, and are being, maintained in all material respects in accordance with the GAAP requirements as they apply to each Subsidiary.

Section 3.09 Internal Controls.

(a) The Company has implemented, and at all times since January 1, 2022, has maintained, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company on a consolidated basis, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that would have or would reasonably be expected to have a material effect on the Company’s financial statements.

(b) The Company has (i) implemented and maintained “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the 1934 Act) sufficient to ensure that material information relating to the Company and its consolidated Subsidiaries is or was, as applicable, made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s third-party auditors and the audit committee of the Supervisory Board (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(c) The Company has made available to Buyer true, complete and correct copies of any such disclosure contemplated as of the date of this Agreement by clauses (A) and (B) in Section 3.09(b)(ii) made by management to the Company’s independent auditors and to the audit committee of the Supervisory Board since January 1, 2022.

(d) At all times since the acceptance by Nasdaq of the Company’s application for the listing of its Company Shares thereon, the Company has been in compliance in all material respects with the applicable listing and corporate governance requirements of Nasdaq.

Section 3.10 Disclosure Documents.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s shareholders, in each case, in connection with the Transactions, including the Schedule 14D-9 and the EGM Materials, and any amendments or supplements thereto (the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act and other applicable Law governing the preparation, distribution and dissemination of such documents.

(b) The information with respect to the Company or any of its Subsidiaries that the Company supplies to Buyer for use in the EU Prospectus, the UK Prospectus Document (if required), the Offer Documents and the Form F-4, at the time of the filing of the EU Prospectus, the UK Prospectus Document (if required), Schedule TO, the Form F-4 or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.10 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the EU Prospectus, the UK Prospectus Document (if required), the Offer Documents and the Form F-4 based upon information supplied by Buyer or any of its respective Representatives specifically for use or incorporation by reference therein.

Section 3.11 Absence of Certain Changes.

(a) From December 31, 2024, until the date of this Agreement, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From December 31, 2024, until the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Buyer pursuant to Section 5.01(f), Section 5.01(l), Section 5.01(p), Section 5.01(q) or Section 5.01(r).

Section 3.12 No Undisclosed Liabilities.

(a) Except as set forth in Section 3.12(a) of the Company Letter, as of December 31, 2024, there were no, and since such date there have not been any, liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (each a “Liability,” and, collectively, “Liabilities”), of the Company or any of its Subsidiaries that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with IFRS or in the notes thereto, other than:

(i) Liabilities disclosed or recorded on the Company Balance Sheet or the notes thereto set forth in the Company SEC Documents;

(ii) Liabilities incurred since December 31, 2024 in the ordinary course of business consistent with past practice;

(iii) Liabilities incurred in connection with the Transactions or as expressly permitted or contemplated by this Agreement;

(iv) Liabilities and obligations solely between the Company and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of the Company; and

(v) other Liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1934 Act), where the result, purpose or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries, taken as a whole, in its published financial statements or other Company SEC Documents.

Section 3.13 Compliance with Laws; Regulatory Matters; Healthcare Laws; Subsidies

(a) Other than for non-compliance or violations which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are and, at all times since January 1, 2022, have been, in compliance with all applicable Laws. No material investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, is being threatened. Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any written notice or communication that the Company or any of its Subsidiaries are in violation in any material respect of any applicable Law. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Except as set forth in Section 3.13(b) of the Company Letter, since January 1, 2020, neither the Company nor any of its Subsidiaries has received any public grants, allowances or other subsidies (the “Subsidies”). To the knowledge of the Company, neither the Company nor any of its Subsidiaries (i) has submitted incomplete or incorrect information when applying for any Subsidies, (ii) is in breach of any Contracts under which any Subsidies have been granted or terminated, or under which the Company or any of its Subsidiaries has received advance payments to be used for a contractually agreed purpose (including Contracts with any Governmental Authority), or (iii) is in breach of any terms and conditions of any decision from a Governmental Authority to grant any Subsidies. To the knowledge of the Company, there are no reasons to partially or fully revoke any of the Subsidies and neither the Company nor any of its Subsidiaries have any repayment obligations under any of the Subsidies.

(c) (i) The Company and each of its Subsidiaries hold and are the sole legal owners of, all authorizations, licenses, permits, certificates, filings, consents, variances, exemptions, waivers, approvals, Orders, registrations and clearances of any Governmental Authority (the “Company Permits”) necessary for the Company and each Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted, (ii) the Company and each of its Subsidiaries are, and at all times since January 1, 2022, have been, in compliance with the terms of the Company Permits in all respects, and all of the Company Permits are valid and in full force and effect and (iii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of any violation or failure to comply with any Company Permit and no suspension, modification, revocation or cancellation of any of the Company Permits is, to the knowledge of the Company, pending or threatened, except, in the case of each of clauses (i), (ii) and (iii), as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Since January 1, 2022, (i) neither the Company nor any of its Subsidiaries, nor any of their directors, officers, or employees has, nor, to the knowledge of the Company, have any other Representatives of the Company or any of its Subsidiaries, violated any Anti-Corruption Laws and (ii) neither the Company nor any of its Subsidiaries, nor any of their directors, officers, or employees, has, nor, to the knowledge of the Company, have any of their other Representatives on their behalf, offered, paid, promised to pay or authorized the payment of any money, or offered, given, promised to give or authorized the giving of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and those entertainment and travel expenses that go beyond what is reasonable and customary and of modest value to any Government Official or to any Person under circumstances where the Company, any Subsidiary of the Company or the Representative knew, or ought reasonably to have known (after due and proper inquiry), that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a Person (A) for the purpose of (1) influencing any act or decision of a Government Official in their official capacity, (2) inducing a Government Official to do or omit to do any act in violation of their lawful duties, (3) securing any improper advantage, (4) inducing a Government Official to influence or affect any act or decision of any Governmental Authority or (5) assisting the Company, any Subsidiary of the Company, or any Representative in obtaining or retaining business for or with, or directing business to, the Company, any Subsidiary of the Company or any Representative or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(e) The Company and each of its Subsidiaries are, and at all times since January 1, 2022, have been, in compliance in all material respects with all applicable Economic Sanctions/Trade Laws. The Company and each of its Subsidiaries do not, and have not since January 1, 2022, carried on any business, directly or knowingly indirectly, in violation in any material respect of applicable Economic Sanctions/Trade Laws, and the Company and each of its Subsidiaries do not, and have not since January 1, 2022, engaged in any business directly or knowingly indirectly with any Sanctions Target.

(f) Since January 1, 2022, neither the Company nor any of its Subsidiaries has obtained knowledge of any alleged act or omission by the Company, its Subsidiaries, any of its directors, officers or employees, or any Representative acting on behalf of the Company or any of its Subsidiaries, arising under or relating to any noncompliance with any applicable Anti-Corruption Law or Economic Sanctions/Trade Law. Since January 1, 2022, neither the Company nor any of its Subsidiaries has made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any applicable Anti-Corruption Law or Economic Sanctions/Trade Law. Since January 1, 2022, the Company and its Subsidiaries have implemented and maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws and Economic Sanctions/Trade Laws.

(g) Neither the Company nor any of its Subsidiaries are subject to any Actions by the U.S. Food and Drug Administration (“FDA”) or any other Governmental Authority relating to non-compliance of the Company Products with any Healthcare Law and, to the knowledge of the Company, no such Actions have been threatened by any Governmental Authority, including Actions with respect to debarment or civil or criminal penalties or injunctions under the Federal Food, Drug, and Cosmetic Act, exclusion from participation in state or Federal healthcare programs, or debarment from contracting with any Governmental Authority. Neither the Company nor any of its Subsidiaries has made an untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority with respect to any Company Product or the Company’s business activities or operations, or failed to disclose a material fact with respect to a Company Product or the Company’s business activities or operations that is required to be disclosed to any Governmental Authority under any Healthcare Law.

(h) Neither the Company nor any of its Subsidiaries are a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement with or imposed by any Governmental Authority agreed to or in effect at any time since January 1, 2022.

(i) Neither the Company nor any of its Subsidiaries has any Contracts or subcontracts to supply goods or services directly to the United States federal government.

(j) Since January 1, 2022, there have been no material voluntary or involuntary recalls or market withdrawals with respect to any product that the Company or its Subsidiaries either manufactures or, to the extent applicable and as part of its ordinary course operations, produces, develops, transports, imports, exports, and neither the Company nor any of its Subsidiaries have received any request from the FDA or any other applicable Governmental Authority requesting the Company or any of its Subsidiaries to, as applicable, cease to investigate, test, or manufacture, produce, develop, transport, import, export, distribute or sell any Company Products, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(k) The Company has conducted an assessment and determined that none of the Company, any Company Subsidiary, or any of its Affiliates (a) produce, design, test, manufacture, fabricate, or develop “critical technologies” as that term is defined in 31 C.F.R. § 800.215; (b) perform the functions as set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment critical infrastructure; or (c) maintain or collect, directly or indirectly, “sensitive personal data” as that term is defined in 31 C.F.R. § 800.241; and, therefore, in turn, is not a “TID U.S. business” within the meaning of 31 C.F.R. § 800.248.

Section 3.14 Litigation. Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no Action pending against, or, to the knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries or any property or assets of the Company or any of its Subsidiaries, or any present or former officer, director or employee of the Company or any of its Subsidiaries (in their capacity as such), before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority, (b) neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order of any Governmental Authority specifically imposed upon the Company or any of its Subsidiaries, (c) to the knowledge of the Company, none of the Company or any of its Subsidiaries is the subject of an inquiry or investigation by any Governmental Authority, and (d) there are no internal investigations or internal inquiries that, since January 1, 2022, have been conducted by or at the direction of the Company Boards (or any committee thereof) and no Actions pending or, to the knowledge of the Company, threatened in writing, in each case concerning any financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement action.

Section 3.15 Properties.

(a) With respect to the real property owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”), either the Company or a Subsidiary of the Company has good and marketable title to such Company Owned Real Property, free and clear of all Liens other than any Permitted Liens. Section 3.15(a) of the Company Letter sets forth a true, complete and correct list of all Company Owned Real Property as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is a lessor or grantor under any lease or other similar instrument granting to any other Person any right to the possession, lease or occupancy of any Company Owned Real Property or portion thereof and no Person other than the Company or any of its Subsidiaries that is the owner thereof is in possession of any of the Company Owned Real Property. No Company or a Subsidiary is party to any Contract, or holds an option, to purchase any real property or interest therein.

(b) Either the Company or a Subsidiary of the Company has a good and valid leasehold interest in all material respects in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property,” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, and enjoys exclusive quiet possession of all such Company Leased Real Property, which has not been disturbed. Section 3.15(b) of the Company Letter sets forth a true, complete and correct list of all Company Leased Real Property as of the date of this Agreement. A true, complete and correct copy of each Company Real Property Lease as of the date of this Agreement related to each Company Leased Real Property as set forth in Section 3.15(b) of the Company Letter has been made available to Buyer or publicly filed with the SEC prior to the date of this Agreement. Each Company Real Property Lease is a valid, binding and enforceable obligation of the Company or its applicable Subsidiary that is party thereto, and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms in all respects, subject to the Enforceability Exceptions, and each Company Real Property Lease is in full force and effect. Neither the Company nor its applicable Subsidiary nor, to the knowledge of the Company, any other party thereto, is in breach or default in any material respect under any Company Real Property Lease. Neither the Company nor any of its Subsidiaries is a sublessor or grantor under any sublease or other similar instrument granting to any other Person any right to the possession, lease or occupancy of any portion of any Company Leased Real Property, and no Person other than the Company or any of its Subsidiaries that is the tenant thereof is in possession of any of the Company Leased Real Property. Each of the Company Owned Real Property and the Company Leased Real Property is in good condition sufficient to permit the continued use of such facility in the manner and for the purpose to which it is presently devoted. None of the Company Real Property has been materially damaged or destroyed by fire or other casualty that has not been restored. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging or of a violation of any Laws with respect to any Company Real Property or the Company’s or any Subsidiary’s use thereof.

(c) Neither the Company nor any of its Subsidiaries has, since January 1, 2022, received notice of the existence of any outstanding Order or of any pending Action (including any eminent domain or zoning, building code or other moratorium Order or Action), and, to the knowledge of the Company, there is no such Order or Action threatened relating to the ownership, lease, use, occupancy or operation by the Company or its Subsidiaries of the Company Owned Real Property or the Company Leased Real Property. The Company Real Property is the only real property used or held for use in the operation of the business of the Company and its Subsidiaries.

Section 3.16 Intellectual Property; Privacy and Data Protection.

(a) Intellectual Property

(i) Section 3.16 of the Company Letter sets forth a true, complete and correct list of the Company Registered IP as of the date hereof, specifying, as applicable: (1) the owner(s) (including any joint- or co-owner(s)) thereof and, if different, the record owner(s) thereof, (2) the jurisdiction where such Intellectual Property Right is registered or has been granted or has issued or has been applied for, and, in the case of any domain name, the registrar through which such domain name has been registered and (3) as applicable, application, serial, registration, issuance and grant numbers, (4) as applicable, all filing, registration, issuance and grant dates and, in the case of any domain names, the next renewal date, (5) the dates of any challenges, oppositions, interferences, derivations, or inventorship contests filed and the names of the counterparties (where known), (6) all maintenance fees that are due within 180 days of the date of this Agreement and (7) all national stage entry deadlines for international patent applications under the Patent Cooperation Treaty (PCT) and 12-month deadlines following the filing of a priority patent application that will occur within 180 days of the date of this Agreement. All Company Registered IP is subsisting and, other than pending applications, in full force and effect, and, and to the Company’s knowledge, all Company Registered IP (other than pending applications) is valid and enforceable, except as set forth in Section 3.16(a)(v) and Section 3.16(a)(vii) of the Company Letter. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Company Registered IP have been, to the Company’s knowledge, fully and timely paid and filed for the purposes of filing, prosecuting, obtaining grant of, perfecting, maintaining and enforcing such item of Company Registered IP (or updating the ownership records thereof). Except as set forth in Section 3.16(a)(i)(A) of the Company Letter, the Company or one or more of its Subsidiaries is the sole and exclusive owner of each such registration and application for Company Registered IP.

(ii) Section 3.16(a)(ii) of the Company Letter sets forth a true, complete and correct list of all Contracts in effect as of the date hereof pursuant to which (A) the Company or any of its Subsidiaries has granted to any Third Party any licenses, sublicenses, rights, interests or options with respect to any Company Intellectual Property Rights (including coexistence agreements, prior rights agreement, rights of first refusal, rights of last refusal, covenants not to sue, immunities from suit and rights to indemnification, but not including non-disclosure agreements and non-material and non-exclusive licenses to vendors granted in the ordinary course of business), and (B) any Third Party has granted to the Company or any of its Subsidiaries any licenses, sublicenses, rights, interests or options with respect to any Intellectual Property Rights (including coexistence agreements, prior rights agreement, rights of first refusal, rights of last refusal, covenants not to sue, immunities from suit and rights to indemnification, but not including generally commercially available software licensed pursuant to a standard “off-the-shelf” or “shrink wrap” or “click wrap” agreement).

(iii) (A) The Company or one of its Subsidiaries, as applicable, is the sole and exclusive owner of all Owned Company Intellectual Property; (B) all Owned Company Intellectual Property and, to the Company’s knowledge, all Non-Owned Company Intellectual Property that is licensed exclusively to the Company or any of its Subsidiaries or that is material to the exploitation of any of the Company Products, is free and clear of all Liens, except for Permitted Liens; (C) the Company or one of its Subsidiaries owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all Company Intellectual Property Rights, as currently used and as currently contemplated to be used or practiced; (D) Section 3.16(a)(iii) of the Company Letter sets forth a true, complete and correct list, as of the date of this Agreement, of all Non-Owned Company Intellectual Property licensed exclusively to the Company or any of its Subsidiaries (“Exclusively Licensed IP”) and a true, complete and correct list of all Non-Owned Company Intellectual Property licensed on a non-exclusive basis to the Company or any of its Subsidiaries that is material to them or that is material to the exploitation of any of the Company Products (“Non-Exclusively Licensed IP”); and (E) the Company Intellectual Property Rights constitute all of the Intellectual Property Rights material to, and necessary to operate and conduct, the business of the Company and its Subsidiaries as each currently is being operated and conducted. All Company Intellectual Property Rights will be owned by, or licensed or sublicensed to, the Company and its Subsidiaries immediately after Closing under the same terms and conditions under which such Company or Subsidiary owned, licensed or sublicensed such Intellectual Property immediately prior to the Closing and will be free of any Liens other than Permitted Liens.

(iv) The operation and conduct of the business of the Company and its Subsidiaries, as the business of each has been conducted since January 1, 2022 including with respect to any Company Product, has not, and does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Person. Neither the Company nor any of its Subsidiaries, and to the Company’s knowledge, no licensor of any Non-Owned Company Intellectual Property Right that is licensed exclusively to the Company or any of its Subsidiaries or that is material to the exploitation of any Company Product has received, since January 1, 2022, any complaint, claim, demand or notice or other communication alleging any infringement, misappropriation or other violation of any Intellectual Property Rights of any Person (including in the form of written demands to obtain a license). Except as set forth in Sections 3.16(a)(ii) and 3.16(a)(xii) of the Company Letter none of the Company nor any of its Subsidiaries has given any indemnification, release or covenant to any Third Party against infringement, misappropriation or other violation of any Intellectual Property Rights, except as given in the ordinary course of business in agreements with vendors, service providers, toll manufacturers, consultants, research organizations or institutions of higher learning.

(v) To the Company’s knowledge, since January 1, 2022 except as set forth in Section 3.16(a)(v) of the Company Letter, no Person has engaged in any unauthorized use of, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property Rights. Neither the Company nor any of its Subsidiaries has, since January 1, 2022 except as set forth on Section 3.16(a)(v) of the Company Letter, or to the Company’s knowledge, prior to January 1, 2022, filed or threatened in writing any claims alleging that a Third Party has engaged in any unauthorized use of, or has infringed, misappropriated or otherwise violated any of the Company Intellectual Property Rights.

(vi) Neither the Company nor any of its Subsidiaries, has, except as set forth in Section 3.16(a)(ii) of the Company Letter, entered into any material consents, Orders, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements that (A) restrict the Company’s or any of its Subsidiaries’ Intellectual Property Rights, (B) restrict the Company’s or any of its Subsidiaries’ businesses in order to accommodate a Third Party’s Intellectual Property Rights, (C) permit Third Parties to use any Intellectual Property Rights owned or controlled by the Company or any of its Subsidiaries or (D) reasonably would be expected to provide a Third Party a defense to any claim of infringement, misappropriation or violation in connection with any Intellectual Property Rights owned or used by the Company, in the case of subclauses (A) through (D) above, other than non-exclusive licenses granted in the ordinary course of business in a manner consistent with past practice for the purpose of enabling research and development by the Company or Buyer or any of their Subsidiaries.

(vii) Except as set forth in Section 3.16(a)(v) and Section 3.16(a)(vii) of the Company Letter, none of the material Owned Company Intellectual Property has been, or is the subject of any pending or, to the Company’s knowledge, threatened Action (including, with respect to Patents, inventorship disputes or challenges, post grant review proceedings, inter partes review proceedings, derivation proceedings, interferences, reissues, reexaminations and oppositions, and, with respect to Trademarks, invalidity, nullity, opposition, cancellation, concurrent use or similar Action, but in each case, not including ordinary course prosecution before the U.S. Patent and Trademark Office or analogous patent offices in other jurisdictions (apart from any administrative or other appeal either within the respective patent office or to the courts of any jurisdiction). No Owned Company Intellectual Property has been or is the subject of any Order (A) restricting any of the Company’s or any of its Subsidiary’s rights in, to and under such Company Intellectual Property Rights, (B) impairing or undermining the validity, enforceability, use, right to use, ownership, registration, right to register, priority, duration, scope or effectiveness of any such Company Intellectual Property Rights or (C) triggering any additional payment obligations by the Company or any of its Subsidiaries with respect to any such Company Intellectual Property Rights, in each case, not including ordinary course prosecution before the U.S. Patent and Trademark Office or analogous patent offices in other jurisdictions (apart from any administrative or other appeal either within the respective patent office or to the courts of any jurisdiction.)

(viii) To the Company’s knowledge, each of the Patents included in the Company Registered IP and each of the Patents included in the Exclusively Licensed IP, properly identifies the inventor(s) of the claims thereof as determined in accordance with the Law of the jurisdiction in which such Patents are issued or are pending. Assignment of each Patent included in the Company Registered IP and, to the Company’s knowledge, each Patent included in the Exclusively Licensed IP from each named inventor directly, or through a subsequent chain of title, to the respective owner(s) indicated in Section 3.16(a)(iii) of the Company Letter has been timely made and documentation evidencing such assignment has been timely and properly recorded with the United States Patent and Trademark Office, or foreign equivalents, as applicable. With respect to each Patent included in the and, to the Company’s knowledge, each of the Patents included in the Exclusively Licensed IP, each of the Company and each of its Subsidiaries and, as applicable, the licensors of the Patent to the Company or any of its Subsidiaries have complied in all material respects with all applicable Laws in connection with the filing and prosecution of such Patent, including the duty of disclosure set forth in 37 C.F.R. Section 1.56.

(ix) Each of the Company and each of its Subsidiaries takes commercially reasonable measures to protect, preserve and maintain the value and confidentiality of the confidential Know-How of the Company and its Subsidiaries.

(x) To the knowledge of the Company, each of the Company and each of its Subsidiaries has (A) caused each Person who was or is involved in the creation, invention, or development of any Intellectual Property as an employee of, or consultant or other contractor to, such Company or such Subsidiary to execute a binding and enforceable Contract that includes provisions (including a present assignment of rights) sufficient to ensure that the Company or one of its Subsidiaries, is (i) the sole and exclusive owner of any and all Intellectual Property created or developed by such Person within the scope of or resulting from his or her employment, and (ii) the sole and exclusive owner of any and all Patents claiming a composition of matter or method of use created or developed by such consultant or other contractor, from the services such consultant or contractor performs for the respective Company or Subsidiary, and (B) caused all employees and other Persons with access to any non-public Company Intellectual Property Rights to execute a binding agreement that includes customary confidentiality terms and restrictions on use sufficient to protect the proprietary interests of the Company and its Subsidiaries with respect to such Company Intellectual Property Rights. No current or former employee of, or consultant or other contractor to, the Company or any of its Subsidiaries owns any right, title, or interest in or to any Intellectual Property created or developed by such employee, consultant or contractor during his or her employment by or other engagement with the Company or any of its Subsidiaries except (i) as would arise in accordance with the German Employee Invention Act (Arbeitnehmererfindergesetz) or any similar applicable laws of any other jurisdiction or (ii) such employment agreements as set forth in Section 3.16(a)(x)(C) of the Company Letter and neither the Company nor any of its Subsidiaries has received any notice or claim to the contrary which is currently pending. Neither the Company nor any of its Subsidiaries has received any claims in respect of remuneration in regards to the Owned Company Intellectual Property in accordance with the German Employee Invention Act (Arbeitnehmererfindergesetz) or any similar applicable laws of any other jurisdiction, and therefore no payment has become due as a result of such employee inventor compensation or any similar compensation in respect of any Owned Company Intellectual Property is currently required to be paid. The Company or its Subsidiaries may be required to pay employee inventor compensation in accordance with the German Employee Invention Act (Arbeitnehmererfindergesetz), in the event additional economic value is derived from applicable inventions, and such economic value may include awards or settlement amounts received in connection with ongoing assertions of Owned Company Intellectual Property.

(xi) Except for any fees payable to a Governmental Authority to obtain grant of, obtain registration of or maintain any of the Company Registered IP and for any payments required pursuant to a Contract listed in Section 3.16(a)(xii) and Section 3.16(a)(ii) of the Company Letter and, to the extent applicable, employee inventor compensation as required in accordance with the German Employee Invention Act (Arbeitnehmererfindergesetz), no payment by any of the Company or any of its Subsidiaries of any kind is required to be made to any Person with respect to the use or practice of any Intellectual Property.

(xii) Except as set forth in Section 3.16(a)(xii) of the Company Letter, no Company Intellectual Property Right (A) has been developed or otherwise obtained, in whole or in part, through the use of funding or other resources of any Governmental Authority or institution of higher learning or (B) is subject to the requirements of the Bayh-Dole Act or any similar provision of any applicable Law. No Third Party’s resources have been used in the creation of any Owned Company Intellectual Property that would entitle a Third Party to “shop rights” or any other ownership or license rights in any Owned Company Intellectual Property.

(xiii) Except as set forth in Section 3.16(a)(xiii) of the Company Letter, none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by each of the Company and each of its Subsidiaries of its obligations hereunder conflict or will conflict with, alter or impair any of their rights in, to and under any Company Intellectual Property Rights or the validity, enforceability, use, right to use, ownership, registration, right to register, priority, duration, scope, or effectiveness of any such Company Intellectual Property Rights. Without limiting the foregoing, the consummation of the transactions contemplated hereby will not (A) result in the grant by any of the Company or any of its Subsidiaries to any Person of, or require the Company to grant to any Person, any rights with respect to any Intellectual Property, (B) subject the Company or any of its Subsidiaries to any increase in royalties or other payments in respect of any Company Intellectual Property Rights or (C) diminish any royalties or other payments to the Company or any of its Subsidiaries to which it would otherwise be entitled in respect of any Company Intellectual Property Rights.

(xiv) Except as set forth in Section 3.16(a)(xiv) of the Company Letter, neither the Company nor any of its Subsidiaries has granted to any Third Party and, no Person other than Company has, any right to control the prosecution or registration of any Patents that are Company Registered IP (other than Company Registered IP jointly owned by any third party) or Exclusively In-Licensed IP or to bring, defend, or otherwise control any Action with respect to any Patent that are Company Registered IP or Exclusively In-Licensed IP. Neither the Company nor any of its Subsidiaries, has entered into, or is subject to, any consents, indemnifications, forbearances to sue, licenses or other arrangements in connection with the resolution of any disputes or Action that (i) restrict the Company or any of its Subsidiaries with respect to the use, registration or maintenance of any Company Intellectual Property Rights or (ii) permits any Third Party to use any Company Intellectual Property Rights.

(b) Privacy and Data Protection

(i) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, the Company and each of its Subsidiaries has complied with all Privacy and Data Protection Requirements, and has implemented and maintains documented policies and procedures designed to ensure compliance with the Privacy and Data Protection Requirements. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, the Company and each of its Subsidiaries has provided all requisite notices, obtained any required consents, and established a lawful basis to Process Personal Information, each to the extent required by the Privacy and Data Protection Requirements, and satisfied any other Privacy and Data Protection Requirements necessary for the conduct of the Company as currently conducted and in connection with the consummation of the transaction contemplated hereunder. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transaction contemplated hereunder will not violate any Privacy and Data Protection Requirements.

(ii) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has implemented since January 1, 2022 and maintains reasonable and appropriate administrative, technical, and physical measures to protect Personal Information and prevent the occurrence of a Security Incident.

(iii) Except as set forth in Section 3.16(b)(iii) of the Company Letter, to the Company’s knowledge, since January 1, 2022, there have not been any Security Incidents or claims related to Security Incidents and there are no facts or circumstances which would reasonably be expected to serve as the basis for any such allegations or claims. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there are no material information security or other material technological vulnerabilities with respect to the Company’s products, services, systems, or online properties that would be reasonably likely to result in a Security Incident.

(iv) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, the Company and each of its Subsidiaries has contractually obligated all counterparties to appropriate contractual terms in relation to the Processing of Personal Information, and taken reasonable measures to verify such counterparties have complied with those terms.

(v) To the Company’s knowledge, there is not currently pending or threatened any Action against the Company or any of its Subsidiaries, including by any individual or Governmental Authority, with respect to privacy, cybersecurity, or Processing of Personal Information.

Section 3.17 Taxes.

(a) Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) each of the Company and its Subsidiaries as of the date hereof (separately and any grouping thereof for any Tax purposes, the “Company Group”) has timely filed all Tax Returns required to be filed by any of them (taking into account applicable extensions obtained in the ordinary course of business or automatically granted by the applicable Taxing Authority);

(ii) all Tax Returns filed by the Company Group are true, complete and correct in all respects;

(iii) all Taxes required to be paid by the Company Group have been timely paid in full by the Company Group, other than such Taxes as are being contested in good faith by the Company Group and for which adequate reserves have been made on the financial statements of the Company Group in accordance with IFRS;

(iv) no waiver of any statute of limitations with respect to Taxes or any Tax Return of the Company has been given by or requested from the Company Group;

(v) there are no pending U.S. federal, state, local or non-U.S. audits of any Tax Return of the Company Group;

(vi) the Company Group has not received written notice of any such U.S. federal, state, local or non-U.S. audit of any Tax Return of the Company Group;

(vii) no claim for unpaid Taxes has been asserted in writing against the Company Group by a Governmental Authority, other than any claim that has been resolved and fully paid (if applicable) by the Company Group;

(viii) there are no outstanding written waivers or extensions of the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company Group (other than extensions granted in connection with extensions of time to file Tax Returns obtained in the ordinary course of business);

(ix) neither the Company nor any of its Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes, except for any such agreements that (i) are solely between the Company or any of its Subsidiaries, (ii) will terminate as of the Closing, (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes or (iv) are Tax allocation, indemnity or warranty provisions contained in commercial contracts the principal subject matter of which is not Taxes;

(x) except as set forth in Section 3.17(a)(x) of the Company Letter, neither the Company nor any of its Subsidiaries has participated (1) in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any corresponding provision of state or local Law, or (2) to the Company’s knowledge, in any transaction subject to Council Directive (EU) 2018/822 of May 25, 2018 or Council Directive (EU) 2021/514;

(xi) during the two-year period ending on the date hereof, none of the Company or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law); and

(xii) no claim has ever been made by any Governmental Authority in writing in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that it is or may be subject to Tax by that jurisdiction.

(b) There are no Liens for Taxes upon the assets of the Company Group, except for Liens for Taxes not yet due and payable that arise by operation of Law.

(c) Neither the Company nor any of its Subsidiaries (i) is or has been in the past five (5) years a member of a group (other than a group the common parent of which is the Company or one of its Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous applicable provision of state, local or non-U.S. Law or as a transferee or successor.

(d) Other than the Company being a tax resident of Germany, neither the Company nor any of its Subsidiaries is a tax resident in any country or has a permanent establishment, fixed place of business or similar presence in any country, other than the country where it is organized and was formed, and no country or tax authority thereof has ever asserted or claimed the contrary.

(e) to the Company’s knowledge, there are no investment allowances, grants, subsidies, state aid or similar amounts received or deemed received by the Company Group from any Governmental Authority that are required to be repaid to, or are the subject of any ongoing examination, audit, litigation or other dispute with, any Governmental Authority.

(f) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.17 and in Section 3.08, Section 3.18, Section 3.19(e) and Section 3.19(h) constitute the sole representations and warranties of the Company in this Agreement with respect to Tax matters. For the avoidance of doubt, no representation or warranty is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset in any taxable period ending after the Closing Date.

Section 3.18 Tax Free Reorganization Matters.

(a) At all times since its formation, the Company has (i) been a foreign corporation within the meaning of Section 7701(a)(3) and (5) of the Code and (ii) not been treated as a domestic corporation pursuant to Section 7874(b) of the Code.

(b) The Company is not, nor immediately prior to the Closing will be, an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(c) The Company has not taken any action, nor to the knowledge of the Company are there any facts or circumstances, that could reasonably be expected to prevent the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election, from qualifying as one or more “reorganizations” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

(d) The amount of liabilities of the Company (within the meaning of Section 368(a)(2)(C) of the Code) together with any consideration paid by Buyer hereunder (as determined for U.S. federal income tax purposes) other than voting stock of Buyer will not exceed 80% of the fair market value of all of the property of the Company.

(e) As of the date of this Agreement, to the knowledge of the Company, neither the Company nor any of its Subsidiaries is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) with respect to which a “United States shareholder” of the Company or such Subsidiary (within the meaning of Section 951(b) of the Code) owns (within the meaning of Section 958(a) of the Code) stock of the Company or such Subsidiary.

Section 3.19 Employee Benefit Plans.

(a) Section 3.19(a) of the Company Letter contains a true, complete and correct list identifying each Company Plan (the “Company Plan List”) and the country(ies) in which such Company Plan is offered.

(b) For each Company Plan, the Company has made available to Buyer true, complete and correct copies of, to the extent applicable, (i) such Company Plan (or, if such Company Plan is not written, a written summary of its material terms) and all amendments thereto, (ii) all current summary plan descriptions, including any summary of material modifications, (iii) the most recent annual report with any required schedules filed with the applicable Governmental Authority with respect to such Company Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Plan, (v) the most recent determination or opinion letter, if any, issued by the applicable Governmental Authority with respect to such Company Plan and any pending request for such a determination or opinion letter, (vi) any material correspondence with any Governmental Authority regarding such Company Plan during the past three (3) years.

(c) Each Company Plan has been established, administered and maintained in compliance in all material respects with its terms and all applicable Law. All contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Plan in respect of current or prior plan years have been paid in all material respects or, to the extent not required to be paid, accrued in accordance with IFRS in all material respects. Each Company Plan that is intended to be qualified within the meaning of

Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS and to the Company’s knowledge, no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification.

(d) Neither the Company nor any ERISA Affiliate maintains, contributes to, is obligated to contribute to, or sponsors (or has in the past six (6) years maintained, contributed to, been obligated to contribute to or sponsored) (i) a multiemployer plan as defined in Section 3(37) of ERISA, (ii) a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 or 4064 of ERISA, (iii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or (iv) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No liability under Title IV of ERISA or liability to a multiemployer plan as a result of a complete or partial withdrawal therefrom has been incurred by the Company or any of its ERISA Affiliates that has not been satisfied in full. No Company Plan provides welfare benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law for which the covered person pays for the full cost of coverage. No Company Plan is or has ever been, or currently funds or has ever been funded by, a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits. Except as set forth in Section 3.19(d) of the Company Letter, all health benefits provided in the U.S. under the Company Plans (other than flexible spending accounts, if any) are fully insured by a third party insurance company.

(e) Except as set forth in Section 3.19(e) of the Company Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event, (i) entitle any current or former Company Service Provider to any compensation or benefits (including severance pay or retention pay) or any increase in compensation or benefits (including severance pay or retention pay), (ii) accelerate the time of payment or vesting or exercisability of compensation due to any such current or former Company Service Provider (except as provided herein), (iii) directly or indirectly cause the Company or any Subsidiary to transfer or set aside any assets to fund any benefits under any Company Plan, or be required to do so, (iv) result in the triggering or imposition of any restrictions or limitations on the rights of the Company or any Subsidiary to amend or terminate any Company Plan or (v) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(f) No Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or threatened to involve, any Company Plan.

(g) Except as set forth in Section 3.19(g) of the Company Letter, neither the Company nor any Subsidiary of the Company is a party to or has any obligation under any Company Plan or otherwise to compensate, gross-up or indemnify any person for Taxes, including excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A of the Code.

(h) Each Company Plan that is maintained primarily for the benefit of employees working outside of the United States (i) except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, is in compliance with the applicable Laws relating to such plans in the jurisdictions in which such Company Plan is present or operates and, to the extent relevant, the United States and (ii) that is intended to be funded or book reserved is fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions. Except as would not have or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened litigation relating to any Company Plan which is maintained primarily for the benefit of employees working outside of the United States.

(i) The support fund (Unterstützungskasse) Allianz-Pensions-Management e.V. has not reduced or announced to reduce its pension payments, or requested or announced to request additional contributions to avoid a reduction of current or future pension payments and the Company is not aware of any underfunding or other information that could cause the support fund to reduce the pension payments or request additional contributions to avoid a reduction of current or future pension payments.

Section 3.20 Employee and Labor Matters.

(a) Except as set forth in Section 3.20(a) of the Company Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other similar labor-related agreement with any labor union or works council (other than national, trade, industry-wide or sector-level agreements outside of the United States) (a “Collective Bargaining Agreement”). Except as set forth in Section 3.20(a) of the Company Letter, (a) neither the Company nor any Subsidiary of the Company has established any works council or other similar employee representative body and (b) no U.S. employees of the Company or any of its Subsidiaries, and to the knowledge of the Company, no non-U.S. employees of the Company or any of its Subsidiaries, are represented by any labor union or other similar labor organization. There are no current or, to the knowledge of the Company, threatened labor strikes, slowdowns, work stoppages, lockouts or any similar activity or dispute affecting the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries is, and during the last three (3) years, has been, in compliance in all material respects with all Collective Bargaining Agreements and applicable Laws relating to labor, employment and employment practices (including discrimination and equal employment opportunity Laws), terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings and layoffs, compensation and benefits, worker classification (including, to the knowledge of the Company, with respect to the classification of self-employed persons and/or contractors), exempt and non-exempt status, withholding of employment Taxes, mandatory social security contributions, affirmative action and wages and hours (“Employment Practices”). The Company has collected (and completed the employer section of) a Form I-9 for each current U.S. employee and, to the knowledge of the Company, each such Form I-9 is true, complete and correct in all material respects. In the last three (3) years no written, or to the knowledge of the Company, oral allegations of sexual or discriminatory harassment have been made against any officer or employee of the Company and its Subsidiaries who is in a managerial position or at a level of Vice President or above. Neither the Company nor any Subsidiary has entered into any settlement agreements in the last three (3) years related to allegations of sexual or discriminatory harassment or sexual or discriminatory misconduct by an officer or employee who is in a managerial position or at a level of Vice President or above.

(c) There are no (i) Actions pending or, to the knowledge of the Company, threatened pertaining to the Employment Practices of the Company or any of its Subsidiaries, (ii) complaints relating to Employment Practices of the Company or any of its Subsidiaries submitted in writing or, to the knowledge of the Company, threatened to be submitted to the Company or any of its Subsidiaries or (iii) unfair labor practice charges against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar labor relations authority. Except as set forth on Section 3.20(c) of the Company Letter, each Company Service Provider can be terminated at any time for any reason without any amounts being owed to such individuals, other than with respect to (i) compensation or payments accrued before the notice of termination or (ii) amounts required to be paid to such individuals pursuant to applicable Laws or the terms of a labor, works council or collective bargaining agreement.

(d) A true, complete and correct anonymized list of each officer and employee of the Company and its Subsidiaries, including each such person’s job title, date of hire, exempt classification status under the Fair Labor Standards Act, full-time or part-time status, immigration status, any special termination protection, work location (identified by street address), annual base salary or wages, accrued vacation or other leave, annual target incentive or bonus compensation with respect to such person for the current fiscal year, and whether such employee is currently on a leave of absence, other than short-term absences of less than six weeks, has been made available to Buyer as of the date of this Agreement. A true, complete and correct anonymized list of each natural person who serves as an independent contractor, consultant, or other non-employee service provider of the

Company and its Subsidiaries and such person’s description of services, consulting or contracting term and consulting or contracting fee has been made available to Buyer as of the date of this Agreement. Except as would not be material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, the Company and its Subsidiaries have properly classified, pursuant to German laws, all natural persons who serve as an independent contractor, consultant, or other non-employee service provider of the Company and its German Subsidiaries. Neither the Company nor any Subsidiary has any “leased employees” within the meaning of Section 414(n) of the Code or the German Employee Leasing Act.

(e) Section 3.20(e) of the Company Letter lists all restructuring measures and redundancy schemes which have been implemented at the Company or any of its Subsidiaries, including social plans and reconciliation of interests (Interessenausgleiche), pursuant to which the Company or any of its Subsidiaries are subject to any material outstanding or ongoing obligations or liabilities as of the date hereof.

(f) As of the date hereof, neither the Company nor any of its Subsidiaries is bound by any agreement or commitment with any Governmental Authority, employee, representative body or union or Collective Bargaining Agreement imposing any restrictions as to the closure, downsizing, dismissals or similar restructuring affecting the employees of the Company and its Subsidiaries (including site or employment guarantees).

(g) As per the date of this Agreement no short-time work (Kurzarbeit) or zero-hours agreement (nul-urencontract) has been established at the Company or any of its Subsidiaries.

(h) There are no previous or pending discussions between the Company or any of its Subsidiaries and any Company Service Provider, any pension providers or any mandatory industry-wide pension funds regarding the implementation or the execution of any pension scheme or regarding pension benefits.

(i) The activities of the Company or any of its Subsidiaries do not fall, and have never fallen, within the scope of the order for mandatory affiliation (verplichtstellingsbeschikking) of any mandatory industry-wide pension fund and there is no correspondence, request or discussion, in this respect or with respect to any related topic, with any industry-wide pension fund or any Company Service Provider.

(j) Neither the Company or any of its Subsidiaries has any previous or current, actual or contingent liability in relation to any defined contribution pension scheme or defined benefit pension scheme.

(k) Except as set forth in Section 3.20(k) of the Company Letter, there has been no transfer of undertaking (by receiving employees or transferring employees to another entity) within the Company or any of its Subsidiaries in the last 5 years.

(l) Neither the Company or any of its Subsidiaries is a self-insurer (eigenrisicodrager) under the Partially Disabled Persons Scheme (WGA) and/or the Sickness Benefits Act (Ziektewet), and that neither the Company or any of its Subsidiaries applied for a compensation under the Dutch Emergency Bridge Funding for Employment (Tijdelijke Noodmaatregel Overbrugging voor Werkgelegenheid, the NOW) and no repayment obligations are due.

(m) To the knowledge of the Company, no current or former individual consultant, worker or independent contractor of the Company or any of its Subsidiaries is or was a misclassified employee under any applicable Law, no such claims have been made by any of these individuals nor are such claims pending or threatened, and no services agreement or contracting relationship has ever been re-qualified to an employment agreement or employment relationship by a court or by the relevant (tax) authorities.

Section 3.21 Environmental Matters.

(a) Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and its Subsidiaries are and, since January 1, 2022, have been, in compliance with applicable Environmental Laws and have obtained and complied with Company Permits required under Environmental Laws for the operation of the business of the Company and its Subsidiaries, and the Company Owned Real Property or Company Leased Real Property.

(ii) Neither the Company nor any of its Subsidiaries has received any written (or to the Company’s knowledge, other form of) notice, complaint, information request or notice of potential responsibility or other written communication regarding any actual or alleged noncompliance with Environmental Law or any Environmental Liability.

(iii) None of the Company, its Subsidiaries, the Company Owned Real Property or Company Leased Real Property is a party to or the subject of any Order, Action or, to the knowledge of the Company, investigation or threatened Action arising under or relating to noncompliance with any Environmental Law or any Environmental Liability.

(iv) Neither the Company nor any of its Subsidiaries has entered into a Contract or Order assuming or retaining any Environmental Liability.

(v) No Hazardous Substances have been Released, generated, treated, stored, otherwise managed, or disposed or transported of, by or on behalf of the Company or its Subsidiaries at any location, and no Hazardous Substances are present at the Company Owned Real Property or to the knowledge of the Company at any other location, or Company Leased Real Property, except, in each case, in compliance with Environmental Laws and as would not reasonably be expected to give rise to Environmental Liability of the Company or its Subsidiaries.

(vi) The Company has provided or otherwise made available any and all environmental reports, studies, audits, assessments, or other documents addressing environmental, health, or safety matters, which are in the possession or control of the Company or its Subsidiaries.

Section 3.22 Material Contracts.

(a) Section 3.22(a) of the Company Letter contains a true, complete and correct list of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound, in each case as of the date of this Agreement, other than Company Plans and Company Real Property Leases listed on Section 3.15(b) of the Company Letter (collectively, the “Material Contracts”):

(i) each Contract (A) the terms of which obligate or may in the future obligate the Company or any of its Subsidiaries to make any severance, termination or similar payment to any current or former legal representative of the Company or any of its Subsidiaries, (B) pursuant to which the Company or any of its Subsidiaries may be obligated to make any bonus or similar payment to any current or former Company Service Provider in connection with the consummation of the transactions contemplated by this Agreement, or (C) that provides for indemnification of any current or former Company Service Provider;

(ii) each Contract with any Governmental Authority;

(iii) any Contract with sole-source or single-source suppliers of material tangible products or services or pursuant to which the Company or any of its Subsidiaries has agreed to purchase a minimum quantity of goods relating to any Company Product or has agreed to purchase goods relating to any Company Product exclusively from a certain party;

(iv) any stockholders’, investor rights, registration rights, tax receivables or similar or related Contract or arrangement, or any Contract or arrangement relating to the exercise of any voting rights in respect of any Company Securities;

(v) any Contract pursuant to which the Company or any of its Subsidiaries or any of its Affiliates (including, after the Closing, Buyer or any of its Affiliates) has continuing obligations or interests involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or any other material contingent payment obligations, including any milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case that is not terminable by the Company or its Subsidiaries without penalty without more than thirty (30) days’ notice;

(vi) each Contract that limits the freedom of the Company, any of its Subsidiaries or any of its Affiliates (including, after the Closing, Buyer or any of its Affiliates), to compete or engage in any line of business or geographic region or with any Person, sell, supply or distribute any product or service or that otherwise has the effect of restricting the Company, its Subsidiaries or Affiliates (including, after the Closing, Buyer or any of its Affiliates), from the development, marketing or distribution of any products or services;

(vii) each Contract with any Person providing for a partnership, joint venture, limited liability company agreement, and each material collaboration, research and development arrangement, strategic alliance, co-marketing arrangement or similar profit sharing arrangement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries);

(viii) each Contract entered into since January 1, 2022: (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of shares in the share capital or other voting securities, tender offer, exchange offer, or similar transaction); or (B) pursuant to which the Company or any of its Subsidiaries will acquire or is obligated to acquire any business, assets, ownership interest or make an investment (other than the Company or any of its Subsidiaries);

(ix) each Contract with respect to the acquisition or disposition of any Person (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of shares in the share capital or other voting securities, tender offer, exchange offer or similar transaction) pursuant to which the Company or any of its Subsidiaries has (A) material continuing representations, covenants or indemnification obligations (other than in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice in connection with the development, sale or licensing of Company Products), or (B) any “earn-out” or similar contingent payment obligations, in each case, (x) other than any such obligations that are immaterial to the Company and its Subsidiaries, taken as a whole, or (y) other than any Contract that provides solely for the acquisition or disposition of inventory, raw materials or equipment in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice;

(x) each Contract to which the Company or any of its Subsidiaries is a party which grants an exclusive right to Intellectual Property Rights (other than Contracts with respect to generally commercially available software and hardware and customer Contracts for the sale of Company Products to distributors or end-users of such Company Products entered into in the ordinary course of business);

(xi) each Contract that grants any right of first refusal, right of first offer, right of first negotiation or similar preferential right in favor of a Third Party or that limits the ability of the Company, any of its Subsidiaries or any of its Affiliates (including, after the Closing, Buyer or any of its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material businesses or material assets;

(xii) each Contract (A) containing exclusivity obligations; (B) containing any “most favored nations” provisions granted by any of the Company, or any of its Subsidiaries or any of its Affiliates (including, after the Closing, Buyer or any of its Affiliates); (C) pursuant to which any of the Company, or any of its Subsidiaries or any of its Affiliates (including, after the Closing, Buyer or any of its Affiliates) is obligated to purchase a minimum quantity of goods or services from another Person with a minimum contract value of not less than EUR 500,000 per contract, or (D) granting rights to any third party to, or otherwise restricting, the exploitation, sale, supply or license of any Company Product;

(xiii) other than instruments providing for indebtedness that would not, in the aggregate, exceed $1,000,000, each Contract that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee of, note, mortgage or other agreement providing for indebtedness (including obligations under any capitalized leases but excluding agreements between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company) or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of any other Person (other than the Company or another wholly owned Subsidiary of the Company), (B) materially restricts the Company’s and its Subsidiaries’ (taken as a whole) ability to incur indebtedness or guarantee the indebtedness of others, (C) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries or (D) is an interest rate derivative, currency derivative, forward purchasing, swap or other hedging contract;

(xiv) each Collective Bargaining Agreement;

(xv) each Contract that provides for a settlement or conciliation (A) with any Governmental Authority that (1) restricts or imposes material obligations upon the Company or its Subsidiaries (taken as a whole) or (2) materially disrupts the business of the Company and its Subsidiaries (taken as a whole) as currently conducted, or (B) that would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement;

(xvi) the top ten (10) Contracts measured by the aggregate payments made during the fiscal year ended December 31, 2024 with a customer of the Company or any Subsidiary of the Company, including distributors (excluding Contracts under which there are no further obligations of the Company or any Subsidiary of the Company to deliver products and purchase orders);

(xvii) any Contract (other than the type described in the subclauses above) that involves aggregate payments by or to the Company or any Subsidiary of the Company in excess of $5,000,000 per annum in the current calendar year or $5,000,000 in the aggregate; and

(xviii) each Contract not otherwise described in any other subsection of this Section 3.21(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K as promulgated by the SEC) with respect to the Company.

(b) A true, complete or redacted, as the case may be, and correct copy of each written Material Contract in effect as of the date of this Agreement, and a true, complete and correct summary of each oral Material Contract in effect as of the date of this Agreement, has been made available to Buyer prior to the date of this Agreement. Except for matters that would not, individually or in the aggregate, be or reasonably expected to be, material to the Company and its Subsidiaries, taken as a whole, (i) each Material Contract is a valid, binding and enforceable obligation of the Company or one of its Subsidiaries, on the one hand, and, to the knowledge of the Company, of the other party or parties thereto, on the other hand, in accordance with its terms, subject to the Enforceability Exceptions, and each Material Contract is in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it under each Material Contract and, to the knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under such Material Contract, (iii) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to a Material Contract, has breached or violated in any material respect any provision of, or taken or failed to take any act which, with or without notice, lapse of time or both, would constitute a material breach or a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, oral notice of any, and, to the knowledge of the Company, none of the Company or any of its Subsidiaries is in, default or material breach under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a default or material breach under) any Material Contract and (iv) neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice from any other party to any such Material Contract that such party intends to terminate, or not renew, any such Material Contract or to adjust the fee schedule under such Material Contract in any material respects.

Section 3.23 Financial Advisor Fees. Except for Goldman Sachs Bank Europe SE (the “Company Financial Advisor”), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries in connection with the Transactions or who might be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from the Company or any of its Affiliates in connection with the Transactions. The Company has disclosed to Buyer as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of the Company Financial Advisor related to the Transactions and any obligations of the Company that survive the Closing. For the avoidance of doubt, nothing in such disclosure or this Agreement shall limit or otherwise affect any rights of the Company Financial Advisor.

Section 3.24 Opinion of Company Financial Advisor. The Company Financial Advisor has delivered to the Company Boards its opinion to the effect that, as of the date of this Agreement, based upon and subject to the various limitations, assumptions, qualifications, factors and matters set forth therein, the Offer Consideration to be paid to the holders of Company Shares (except for Buyer and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn, rescinded or modified. The Company will deliver to Buyer for informational purposes a signed copy of the executed written opinion promptly following the date of this Agreement.

Section 3.25 Insurance. Except for matters that would not be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) all insurance policies and bonds with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, and no written, or to the knowledge of the Company, oral notice of cancellation has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder, (b) all premiums due and payable under all such policies and bonds have been paid in accordance with the terms of such policies and bonds, and the Company and its Subsidiaries are otherwise in compliance with the terms of such policies and bonds, (c) the Company and its Subsidiaries are in compliance in all material respects with the terms of such policies and bonds, (d) the Company and each of its Subsidiaries maintains mandatory insurance policies as required by applicable Law, and (e) there is no claim pending under any insurance policies of the Company and its Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.26 Anti-Takeover Measures. No anti-takeover measure (such as any measure which would qualify as a “beschermingsmaatregel” under the Laws of The Netherlands) that may be invoked or implemented by the Company (or any of its Affiliates) or by a Third Party pursuant to a right granted to such Third Party by the Company (or any of its Affiliates) (each, an “Anti-Takeover Measure”) has been implemented by the Company (or such Affiliate) in relation to the Offer or the other Transactions, nor will any Anti-Takeover Measure apply with respect to or as a result of execution of this Agreement or the Tender and Support Agreements or the consummation of the transactions contemplated hereby or thereby.

Section 3.27 Information Supplied. The information relating to the Company and its Subsidiaries to be contained in, or incorporated by reference in, the Offer Documents, the Form F-4 and the Company Disclosure Documents will not, on the date the Offer Documents and the Company Disclosure Documents (or any amendment or supplement thereto) are filed, first mailed to shareholders or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective by the SEC or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the 1934 Act. Notwithstanding the foregoing provisions of this Section 3.27, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents, the Form F-4 or the Company Disclosure Documents, which information or statements were not supplied by or on behalf of the Company.

Section 3.28 Related Party Transactions. Except for any employment agreements or other compensation arrangements entered into in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice or as publicly disclosed in the Form 20-F of the Company filed with the SEC on April 11, 2025, no beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of any class of securities of the Company or any of its Subsidiaries, none of the Major Shareholders or any of the Company’s Affiliates, directors or executive officers or any of their respective Affiliates, on the one hand, is or since January 1, 2022 has been a party to any Contract with the Company or its Subsidiaries, on the other hand (each such Contract, an “Affiliate Agreement”).

Section 3.29 Rule 14d-10 Matters. All amounts payable to holders of Company Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Company Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Company Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The independent members of the Supervisory Board (i) at a meeting duly called and held at which all such members of the Supervisory Board were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the 1934 Act (an “Employment Compensation Arrangement”) (A) each Company Plan, (B) the treatment of the Company Equity Awards in accordance with the terms set forth herein, the Company Equity Plan and any applicable Company Plans and (C) any other Employment Compensation Arrangement that has been negotiated, executed or amended in connection with or in anticipation of the Transactions with current or former Company Service Providers who are holders of Company Shares or other equity interests of the Company, and the payments made or to be made and benefits provided or to be provided thereunder, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the 1934 Act with respect to the foregoing arrangements. The Company has provided or will provide to Buyer copies of resolutions adopted by the independent members of the Supervisory Board effectuating the foregoing, which resolutions have not been modified, amended or rescinded.

Section 3.30 No Other Representations and Warranties.

(a) Except for the representations and warranties set forth in Article 4, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of Buyer to the Company, and Buyer hereby disclaims any such representation or warranty, whether by or on behalf of Buyer, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates, of any documentation or other information by Buyer or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b) The Company also acknowledges and agrees that, except for the representations and warranties set forth in Article 4 and except in the case of fraud, Buyer makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Buyer or any of its Subsidiaries or the future business, operations or affairs of Buyer or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Company or its Representatives or Affiliates.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as (a) set forth in any Buyer SEC Documents publicly available on or after January 1, 2022 and at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), or (b) set forth in writing in the corresponding section, or in another section, of the Buyer Letter to the extent that the relevance thereof would be readily apparent on the face of such disclosure that such disclosure is applicable to such section of the Buyer Letter, the Buyer represents and warrants to Company as follows:

Section 4.01 Corporate Existence and Power. Buyer is duly organized, validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing and those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. All of the outstanding shares of capital stock of Buyer have been validly issued and are fully paid.

Section 4.02 Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transactions, including the Offer and the Post-Downstream Merger Share Sale, are within Buyer’s corporate power and have been duly and validly authorized by all necessary corporate action on the part of Buyer and, subject to the implementation of the First Capital Increase and Second Capital Increase, no other corporate proceedings on the part of Buyer or any of its Subsidiaries are necessary. Assuming due authorization, execution and delivery hereof by the Company, this Agreement constitutes a valid and binding agreement of Buyer, subject to the Enforceability Exceptions.

Section 4.03 Governmental Authorization. No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to, any Governmental Authority is required by or with respect to Buyer or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement, and the consummation of the Transactions, other than (a) compliance with any applicable requirements of the HSR Act, the Other Required Antitrust Approvals and any Other Required Regulatory Approvals, (b) the filing of the Offer Documents and the Form F-4 with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form F-4, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the EU Prospectus Regulation, the UK Prospectus Regulation (if applicable) and any other applicable securities Laws, including applicable state securities, takeover and “blue sky” laws, (d) compliance with any applicable rules of Nasdaq, and (e) any consents, approvals, Orders, authorizations, registrations, declarations, filings or notices the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.04 Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transactions do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the organizational documents of Buyer, (b) assuming compliance with the matters referred to in Section 4.03, cause or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit or right under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Buyer or any of its Subsidiaries under, or require any consent, waiver or approval of any Person, pursuant to any provision of any Contract, (c) assuming compliance with the matters referred to in Section 4.03, violate or conflict with any Law or Order applicable to Buyer or any of its Subsidiaries or by which Buyer or its Subsidiaries, or any of their respective properties or assets may be bound, with only such exceptions, in the case of each of clauses (b) and (c), as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.05 Capitalization.

(a) The share capital of the Buyer consists of 248,552,200 registered shares (Namensaktien) (the “Buyer Shares”). As of the close of business on June 11, 2025, (A) 248,552,200 Buyer Shares were issued and outstanding, of these 2,316,205 Buyer Shares were held in treasury by Buyer, (B) 100,453,358 Buyer ADSs were issued and outstanding, of these 5,840,567 Buyer ADSs were held in treasury by Buyer, (C) 957,250 Buyer ADSs were subject to issuance pursuant to outstanding Buyer Options, (D) 3,046,038 Buyer ADSs were subject to issuance pursuant to outstanding Buyer RSUs, (E) 140,972 Buyer ADSs were subject to issuance pursuant to outstanding Buyer PSUs (assuming no adjustment to the granted number of Buyer PSUs based on achievement of applicable performance goals) and (F) up to 124,276,100 Buyer ADS could be issued from the authorized capital 2025 (Genehmigtes Kapital 2025), as contemplated by this Agreement. Since such date through the date of this Agreement, Buyer has not issued any shares of capital stock or voting securities of, or other equity interests in, Buyer, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other equity interests in, Buyer, other than Buyer ADSs issued pursuant to any exercise of Buyer Options or the vesting of Buyer RSUs or Buyer PSUs outstanding as of such date in accordance with their terms.

(b) All issued and outstanding Buyer Shares and all Buyer Shares that are subject to issuance, upon issuance prior to the Closing in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable, (ii) are not, or upon issuance will not be, subject to any pre-emptive rights and (iii) are, to the extent owned directly or indirectly by the Buyer, owned free and clear of all material Liens and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the 1933 Act and other applicable securities Laws and restrictions set forth in the Tender and Support Agreements.

Section 4.06 SEC Filings.

(a) The Buyer has timely filed or furnished, as applicable, with the SEC all registration statements, forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date of this Agreement by it with the SEC since January 1, 2022 (collectively, the “Buyer SEC Documents”).

(b) As of their respective effective dates (in the case of Buyer SEC Documents that are registration statements filed pursuant to the requirements of the 1933 Act) and as of their respective filing or furnishing dates (in the case of all other applicable Buyer SEC Documents), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, each of the Buyer SEC Documents (i) complied as to form in all material respects with the requirements of the 1934 Act and the 1933 Act, as the case may be, applicable to such Buyer SEC Documents and in effect at such time and (ii) was prepared in all material respects in accordance with the applicable requirements of the 1933 Act, the 1934 Act and other applicable Law, each as in effect at such time.

(c) As of their respective filing or furnishing dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing with respect to the disclosures that are amended), none of the Buyer SEC Documents contained, and each Buyer SEC Document filed subsequently to the date hereof will not contain, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in comment letters received from the SEC or its staff and (ii) to the knowledge of the Buyer, none of the Buyer SEC Documents is the subject of an ongoing SEC review.

(d) No Subsidiary of the Buyer is subject to the periodic reporting requirements of the 1934 Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

Section 4.07 Financial Statements.

(a) Since January 1, 2022, the consolidated financial statements (not including the German statutory accounts) of the Buyer (including any related notes thereto) included or incorporated by reference in the Buyer SEC Documents:

(i) as of their respective filing or furnishing dates with the SEC (or, if such Buyer SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto in effect at the time of such filing;

(ii) were prepared in accordance with IFRS applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii) fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position of the Buyer and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the periods indicated.

(b) Since January 1, 2022, there has been no change in the Buyer’s accounting methods or principles that is material and would be required to be disclosed in the Buyer’s financial statements in accordance with IFRS, except as described in the notes thereto.

(c) Since January 1, 2022, neither the Buyer nor, to the knowledge of the Buyer, any third-party auditor of the Buyer has received any material written complaint, allegation, assertion or claim regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Buyer or any of its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2022.

Section 4.08 Internal Controls.

(a) The Buyer has implemented, and at all times since January 1, 2022, has maintained, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Buyer on a consolidated basis, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Buyer and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of the Buyer and its Subsidiaries that would have or would reasonably be expected to have a material effect on the Buyer’s financial statements.

(b) The Buyer has (i) implemented and maintained “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the 1934 Act) designed to ensure that material information relating to the Buyer and its consolidated Subsidiaries is or was, as applicable, made known on a timely basis to the individuals responsible for the preparation of the Buyer SEC Documents and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Buyer’s third-party auditors and the audit committee of the Supervisory Board (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material respect the Buyer’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Buyer’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Buyer SEC Document has been so disclosed.

(c) The Buyer is in compliance in all material respects with the applicable listing and corporate governance requirements of Nasdaq.

Section 4.09 Disclosure Documents.

(a) The information with respect to Buyer and any of its Affiliates that Buyer supplies to the Company for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b) The EU Prospectus and (if required) the UK Prospectus, when published, the Schedule TO and Form F-4, when effective, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the EU Prospectus Regulation, UK Prospectus Regulation (if applicable), the 1933 Act, the 1934 Act and all other applicable Laws governing the preparation, publication, distribution or dissemination of such documents, at the time of such publication, filing or the filing of any amendment or supplement thereto, at the time of such publication, distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the EU Prospectus, the UK Prospectus Document (if required), the Schedule TO, the Form F-4 and the Offer Documents based upon information supplied to Buyer by the Company or any of their Representatives specifically for use or incorporation by reference therein.

Section 4.10 Absence of Certain Changes.

(a) From December 31, 2024, until the date of this Agreement, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) From December 31, 2024, until the date of this Agreement, the business of the Buyer and its Subsidiaries has been conducted in the ordinary course of business of the Buyer and its Subsidiaries in a manner consistent with past practice.

Section 4.11 No Undisclosed Liabilities.

(a) As of December 31, 2024, there were no, and since such date there have not been any, Liabilities, of the Buyer or any of its Subsidiaries that would be required to be reflected or reserved against in a consolidated balance sheet of the Buyer and its consolidated Subsidiaries prepared in accordance with IFRS or in the notes thereto, other than:

(i) Liabilities disclosed or recorded on the Buyer Balance Sheet set forth in the Buyer SEC Documents;

(ii) Liabilities incurred since December 31, 2024, in the ordinary course of business consistent with past practice;

(iii) Liabilities incurred in connection with the Transactions or as expressly permitted or contemplated by this Agreement;

(iv) Liabilities and obligations solely between the Buyer and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of the Buyer; and

(v) other Liabilities that would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) Neither the Buyer nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Buyer and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1934 Act), where the result, purpose or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Buyer or any of its Subsidiaries, taken as a whole, in its published financial statements or other Buyer SEC Documents.

Section 4.12 Litigation. There is no Action pending against, or, to the knowledge of Buyer, threatened in writing against, Buyer or any of its Affiliates before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority, except as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.13 Ownership of Company Shares; Investment. As of the date of this Agreement, neither Buyer nor any of its Subsidiaries beneficially own any Company Shares. Except as contemplated by this Agreement and the Tender and Support Agreements, there are no voting trusts or other agreements or understandings to which Buyer or any Person controlling or controlled by Buyer is a party, with respect to the voting of the Company Shares.

Section 4.14 Tax-Free Reorganization Matters.

(a) Buyer is not, and will not be, immediately prior to the Closing, an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(b) Buyer has not taken any action, nor to the knowledge of Buyer are there any facts or circumstances, that could reasonably be expected to prevent the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election, from qualifying as one or more “reorganizations” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

Section 4.15 Absence of Certain Agreements. Neither Buyer nor any of its Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which any shareholder of the Company would be entitled to receive consideration in respect of their Company Shares of a different amount or nature than the Offer Consideration or pursuant to which any shareholder of the Company agrees to tender their Company Shares into the Offer, other than the Tender and Support Agreements.

Section 4.16 No Other Representations and Warranties.

(a) Except for the representations and warranties set forth in Article 3, Buyer acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Buyer, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company and notwithstanding the delivery or disclosure to Buyer, or any of its Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b) Buyer also acknowledges and agrees that, except for the representations and warranties set forth in Article 3 and except in the case of fraud, the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Buyer or its Representatives or Affiliates.

ARTICLE 5

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.01 Conduct of the Company. From the date of this Agreement until the Closing or the earlier valid termination of this Agreement in accordance with Article 8 (the “Pre-Closing Period”), except as (i) expressly required or expressly contemplated by this Agreement, (ii) set forth on Section 5.01 of the Company Letter, (iii) required by applicable Law or Tax Law or IFRS or (iv) consented to in advance by Buyer in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in all material respects in the ordinary course of business and (B) use its commercially reasonable efforts to preserve intact its business organization and material business relationships with Third Parties, including manufacturers, suppliers, vendors, distributors, Governmental Authorities, customers, licensors, licensees and other Third Parties with which it has material business relationships and keep available the services of its present officers and key employees; provided, that no action expressly permitted to be taken by the Company or any of its Subsidiaries in clauses (a) through (u) of this Section 5.01 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision; provided, further, that neither the Company nor any of its Affiliates shall be required to make any payments beyond that paid in the ordinary course of business to maintain such material business relationships or retain such officers and key employees. In addition to and without limiting the generality of the foregoing, during the Pre-Closing Period, except as (w) expressly required or expressly contemplated by this Agreement, (x) set forth on Section 5.01 of the Company Letter, (y) required by applicable Law or Tax Law or IFRS or (z) consented to in advance by Buyer in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(a) amend, adopt any amendment or otherwise change (whether by merger, consolidation or otherwise) any of the Company Organizational Documents;

(b) (i) split, combine, subdivide, exchange or reclassify any shares in its share capital or other equity interests, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares or other equity interests or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares in its share capital or other equity interests, except for dividends or distributions paid by any of its wholly owned Subsidiaries to the Company or other wholly owned Subsidiaries of the Company, (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, except as required by the terms of any Company Equity Plan or Company Equity Awards, (iv) enter into any Contract with respect to the voting or registration of its share capital or any other Company Securities or Company Subsidiary Securities or (v) other than offers and sales pursuant to Form S-8 that are otherwise permitted under this Agreement, register the offer or sale of any class of debt or equity securities pursuant to the 1933 Act or otherwise subject any class of debt or equity securities to the periodic reporting requirements of the 1934 Act;

(c) except as otherwise expressly permitted by Section 5.01(k), (i) issue, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any Lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, encumbrance (or subjection to any Lien), delivery of or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of any Company Shares upon the exercise of Company Options or Company Prior VSOP Awards or the settlement of Company RSUs and Company PSUs that are outstanding on the date of this Agreement in each case, in accordance with the terms of such Company Options, Company Prior VSOP Awards, Company RSUs and Company PSUs as of the date of this Agreement; provided that, in the event that the Company is required to make a performance determination prior to the Closing, such determination shall be made in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice, or (ii) adjust or amend the rights of, or any term of, any Company Security (including Company Equity Awards) or any Company Subsidiary Security;

(d) (i) acquire (whether by merger or consolidation, acquisition of stock or other securities or assets, license or by formation of a joint venture or otherwise) any other Person or business or any assets (other than ordinary course purchases from vendors) or properties or rights of any other Person or (ii) make any investment in any other Person by purchase of stock or securities, contributions to capital or property transfers, except in each case for (A) acquisitions from wholly owned Subsidiaries of the Company; (B) the purchase of equipment, supplies and inventory in the ordinary course of business; of the Company and its Subsidiaries in a manner consistent with past practice; (C) generally commercially available software licensed pursuant to a standard “off-the-shelf” or “shrink wrap” or “click wrap” agreement; and (D) acquisitions of any assets (other than ordinary course purchases from vendors) as to which the aggregate consideration for all such acquisitions does not exceed $5,000,000 in the aggregate;

(e) sell, assign, lease, license, transfer, divest, allow to lapse, dispose of (whether by merger or consolidation, sale of stock or other securities or assets or by formation of a joint venture or otherwise), or otherwise mortgage, encumber or subject to any Lien (other than Permitted Liens), to any Person (including any Subsidiary of the Company) in a single transaction or series of related transactions any of its assets, securities, properties, interests or businesses, including the capital stock of Subsidiaries of the Company, except (A) in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice (including granting non-exclusive licenses under Owned Company Intellectual Property, for the purpose of enabling research and development by Third Parties, which, for the avoidance of doubt, will not include commercialization licenses or exclusive licenses to Owned Company Intellectual Property), and (B) disposition of immaterial equipment and immaterial property no longer required in the operation of the business;

(f) (i) sell, assign, transfer, convey, pledge, encumber, dispose, license, sublicense, abandon, cancel, waive, permit to lapse or relinquish (other than any Patent or copyright expiring at the end of its statutory term and not capable of being extended), or impair any Owned Intellectual Property (in each case, other than granting non-exclusive licenses in the ordinary course of business in a manner consistent with past practice (including granting non-exclusive licenses under Owned Company Intellectual Property, for the purpose of enabling research and development by Third Parties, which, for the avoidance of doubt, will not include commercialization licenses or exclusive licenses to Owned Company Intellectual Property)), (ii) amend or extend any Patent or Trademark registration in the Company Intellectual Property Rights, or amend or abandon any Patent application or Trademark application in the Company Intellectual Property Rights except as required by diligent prosecution, (iii) fail to exercise a right of renewal or extension under or with respect to any Company Intellectual Property Right or (iv) disclose any confidential and non-public data or information of the Company, its Subsidiaries, or its Affiliates without a confidentiality agreement consistent with past practice in place protecting such confidential and non-public data;

(g) (i) commence any clinical study in respect of any Company Product, (ii) make any material change to, discontinue, terminate or suspend any clinical study or (iii) qualify any new site for manufacturing of any Company Product unless in line with existing development plans;

(h) enter into, amend, renew, extend, modify, terminate or waive any rights under, in each case, in any material respect, any Company Real Property Lease required to be listed in Section 3.15(b) of the Company

Letter or Material Contract required to be listed in Section 3.21 of the Company Letter (or any lease that if entered into prior to the date hereof would be a Company Real Property Lease or any Contract that if entered into prior to the date hereof would be a Material Contract) or any Affiliate Agreement (except, in the case of Company Real Property Leases and Material Contracts, renewals and extensions in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice and as not otherwise prohibited by an express provision of Section 5.01(a)-(u));

(i) except as set forth in Section 5.01(i) of the Company Letter, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions among the Company and any of its wholly owned Subsidiaries and capital contributions to or investments in its wholly owned Subsidiaries, in each case in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice;

(j) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise), other than indebtedness incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or guarantees by the Company of indebtedness of any wholly owned Subsidiary of the Company, in each case in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice;

(k) except as required by the terms of a Company Plan or Collective Bargaining Agreement, in each case, in effect as of the date hereof, (i) increase the annualized compensation or benefits of any then-current Company Service Provider (other than annual increases in base salary or hourly wage rate, as applicable, in the ordinary course of business consistent with past practice), (ii) grant any equity (or equity-based) award to any current, former or future Company Service Provider, (iii) grant any rights to severance, termination pay, retention or change in control benefit or agreement to any Company Service Provider or increase the amount of such rights, (iv) establish, adopt, enter into, amend or terminate any Company Plan or Collective Bargaining Agreement or become a member of an employers’ association, (v) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any benefit plan, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by IFRS, (vii) amend or waive any performance or vesting criteria or accelerate the payment or vesting of any payment, equity or other incentive award or benefit provided or to be provided to any current, former or future Company Service Provider or otherwise pay any amounts or provide any benefits (including the forgiveness of indebtedness of any loan) not required to be paid to such individual under the applicable Company Plan or Collective Bargaining Agreement, in each case, as in effect as of the date hereof, (viii) hire or terminate the employment of any Company Service Provider (other than a termination for “cause”), or (ix) promote any employee (A) to a position with an annual base salary or annual base compensation of EUR 120,000 or more or (B) to the “Vice President” level or above, in each case, other than in the ordinary course of business consistent with past practice, including to fill a vacant role;

(l) make or authorize any capital expenditures, except as consistent with (i) the Company’s current capital expenditure plan set forth in Section 5.01(l) of the Company Letter, and (ii) any other subsequent annual capital budget that (A) is prepared in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice by the Company and approved by the Company Boards and (B) provides for total capital expenditures that do not exceed, in the aggregate, 110% of those set forth in the capital expenditure plan referred to in subclause (i) above;

(m) (i) cancel any material indebtedness (other than intercompany indebtedness canceled in compliance with Law); (ii) waive, release, grant or transfer any material claim or right of material value or consent to the termination of any material claim or right of material value; or (iii) commence any Action, except in connection with a breach of this Agreement or any other agreements contemplated hereby or otherwise related to the Transactions;

(n) pay, discharge, compromise, settle or satisfy any Liability (whether absolute, accrued, asserted or unasserted, contingent or otherwise) or any Action, inquiry or investigation against the Company or any of its Subsidiaries or any of their respective directors or officers, other than (i) Liabilities or Actions relating to Taxes (which, for the avoidance of doubt, shall be governed by Section 5.01(r)), (ii) the payment, discharge, settlement or satisfaction of claims or Liabilities (A) fully covered by insurance, (B) reflected in or reserved against in the Company Balance Sheet (or the notes thereto) and for amounts not in excess of such reserves, (C) related to costs and expenses incurred by the Company in connection with the Transactions or (D) with respect to any Transaction Litigation in accordance with, and as permitted by, Section 7.06, or (iii) where the amount paid or to be paid by the Company and its Subsidiaries does not exceed $1,000,000, individually, or $5,000,000, in the aggregate (except with respect to settlement of the matters set forth on Section 5.01(n) of the Company Letter, which shall not exceed the amounts set forth therein) (in each case, net of insurance proceeds, indemnity, contribution or similar payments received or to be received by the Company or any of its Subsidiaries in respect thereof), in each case, only without the imposition of any material restrictions on the business or operations of the Company or any of its Subsidiaries or the imposition of equitable relief on, or the admission of criminal or fraudulent conduct by, the Company or any of its Subsidiaries or any of their respective officers or directors;

(o) convene any general meeting of the Company (or any adjournment or postponement thereof) other than the EGM and any Subsequent EGM pursuant to Section 2.04 or pursuant to Buyer’s request as set forth in Section 2.06(a) (unless (A) the Company determines in good faith, after consultation with outside legal counsel, that such a meeting is required by applicable Law, or (B) such a meeting would otherwise be in the ordinary course of business);

(p) write up, write down or write off the book value of any assets for accounting purposes, except (i) for depreciation and amortization in accordance with IFRS consistently applied, (ii) as otherwise required under IFRS (including to increase any reserves for contingent Liabilities) or (iii) in the ordinary course of business in accordance with IFRS;

(q) make any changes to the Company’s methods of accounting (including any change to the Company’s fiscal year), except as required by concurrent changes in IFRS or in Regulation S-X as promulgated by the SEC, as agreed to by its independent public accountants;

(r) (i) change any material method of Tax accounting, (ii) settle or compromise any audit or other proceeding relating to a material amount of Tax, (iii) change any material Tax election or file any material amended Tax Return, (iv) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes (other than extensions granted in connection with extensions of time to file Tax Returns obtained in the ordinary course of business and automatically granted), (v) enter into any closing agreement with respect to any material amount of Tax or surrender any right to claim any material Tax refund, or (vi) change its residency for Tax purposes;

(s) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of the Company or any of its Subsidiaries (other than wholly-owned Subsidiaries or as contemplated by Section 2.07);

(t) enter into a new line of business outside of the business of the Company and its Subsidiaries conducted as of the date hereof;

(u) notwithstanding any other provisions hereof, take any action that would reasonably be expected to (i) impede or materially delay consummation of the Transactions on a timely basis, (ii) require the receipt of any authorizations, consents, Orders or approvals from any Governmental Authority, or consent, approval or waiver of any Third Party, in each case in connection with the consummation of the Transactions, (iii) result in any of the conditions set forth in Annex I not being satisfied, or (iv) impair its ability to perform its obligations under this Agreement or to consummate the Transactions on a timely basis; or

(v) offer, propose, authorize, agree, resolve or commit to do any of the foregoing.

Section 5.02 Access to Information.

(a) During the Pre-Closing Period, subject to the Confidentiality Agreements, the Company shall, and shall cause each of its Subsidiaries to, and the Company and its Subsidiaries shall cause its and their respective Representatives to, (i) afford Buyer and its Representatives reasonable access on reasonable advance notice and in a manner not unreasonably disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours, to the officers, senior employees, Representatives, auditors, properties, assets, offices and other facilities and the books and records of the Company and its Subsidiaries, and (ii) promptly furnish or cause to be furnished to Buyer and its Representatives copies (including in electronic form) of books, records and other financial, tax, operating and other data and information (including the work papers of the Company’s or its Subsidiaries’ independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) as Buyer or its Representatives may reasonably request in writing; provided, that such access shall not permit Buyer and its Representatives to conduct any invasive environmental testing or sampling at any of the properties, offices and other facilities of the Company and its Subsidiaries. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to disclose any information (i) if providing such access or disclosing such information would cause significant competitive harm to the Company or its Subsidiaries, or would reasonably be expected to cause a strategic disadvantage to the Company or its Subsidiaries in ongoing legal proceedings between, among others, Buyer or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand, if the Transactions are not consummated, provided, that the Company shall use its reasonable best efforts to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Buyer and the Company, (ii) if providing such access or disclosing such information would violate any applicable Law (including antitrust and privacy Laws) or binding agreement entered into prior to the date of this Agreement, or (iii) in the reasonable judgement of the Company (following consultation with its outside legal counsel) that would result in the loss of attorney-client privilege with respect to such information or would constitute a waiver of any other privilege or trade secret protection held by the Company or any of its Subsidiaries; provided, that the Company shall use its reasonable best efforts (A) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or waiver of any other privilege or trade secret protection or violation of any such applicable Law or binding agreement or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Buyer and the Company. The Company shall advise Buyer in such circumstances that it is unable to comply with Buyer’s reasonable requests for information pursuant to the immediately preceding sentence, and the Company shall reasonably describe the reasons why such information is being withheld. The Company shall be entitled to have Representatives present at all times during any inspection by Buyer or its Representatives pursuant to this Section 5.02(a). No notice, access, review or investigation pursuant to this Section 5.02 or information provided, made available or delivered to Buyer or its Representatives pursuant to this Section 5.02 or otherwise shall affect any representations or warranties of the Company or conditions or rights of Buyer contained in this Agreement. No investigation after the date of this Agreement shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality agreements made by and between the Company and Buyer in connection with the Transactions (the “Confidentiality Agreements”). Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreements, the Confidentiality Agreements shall be deemed terminated as of the Closing.

(c) Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, rights to control the Company or any of its Subsidiaries before the Closing.

Section 5.03 No Solicitation; Adverse Recommendation Change.

(a) The Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to cause its and their other respective Representatives not to directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or knowingly encourage (including by providing information, cooperation or assistance) any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, an Alternative Acquisition Proposal, (ii) other than informing Persons of the provisions contained in this Section 5.03, enter into, continue or otherwise participate in any discussions or negotiations regarding any Alternative Acquisition Proposal or (iii) authorize, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract (whether or not binding) with respect to an Alternative Acquisition Proposal. The Company shall, and shall cause each of its Subsidiaries and its and their respective directors and officers to, and shall use their reasonable best efforts to cause each of the other Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any Person conducted prior to the date of this Agreement with respect to any Alternative Acquisition Proposal, and shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Alternative Acquisition Proposal and shall enforce the provisions of any such agreement; provided that the Company shall, subject to and in accordance with Section 5.03(b), be permitted to release or waive any such standstill obligations solely to the extent necessary to permit the party referenced therein to submit an unsolicited bona fide written Alternative Acquisition Proposal to any of the Company Boards on a confidential basis conditioned upon such Person agreeing that the Company shall not be prohibited from providing any information to Buyer regarding any such Alternative Acquisition Proposal in accordance with the terms of this Section 5.03. The Company shall promptly (and in any event within two (2) Business Days of the date of this Agreement) request each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of any Alternative Acquisition Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it shall promptly inform its Representatives of the obligations undertaken in this Section 5.03.

(b) Notwithstanding anything to the contrary contained in Section 5.03(a), prior to the Expiration Time, in the event that the Company receives an unsolicited bona fide written Alternative Acquisition Proposal, the Company may take the following actions upon giving notice to Buyer (but only if (x) the Company Boards determine in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Company Boards under the Laws of The Netherlands, (y) the Company Boards determine in good faith, after consultation with outside legal counsel and financial advisor, that such Alternative Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (z) the submission of such Alternative Acquisition Proposal did not result from or arise in connection with a breach of this Section 5.03):

(i) furnish non-public information with respect to the Company and its Subsidiaries to the Person or group making such Alternative Acquisition Proposal (and its Representatives); provided, that (A) prior to furnishing any such non-public information, it receives from such Person or group an executed confidentiality agreement containing terms at least as restrictive to the Person or group as the terms contained in the respective Confidentiality Agreement are to Buyer, and which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Company’s ability to consummate the Transactions or to comply with its disclosure obligations to Buyer pursuant to this Agreement (an “Acceptable Confidentiality Agreement”) and (B) prior to or contemporaneously with furnishing any such non-public information to such Person or group (or its Representatives), it furnishes such non-public information to Buyer to the extent Buyer has not previously been provided with such information; and

(ii) engage in discussions or negotiations with such Person or group with respect to such Alternative Acquisition Proposal.

(c) In addition to the obligations of the Company set forth in Sections 5.03(a), (b), and (d), as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Acquisition Proposal or any request for non-public information or any inquiry that would reasonably be expected to lead to any Alternative Acquisition Proposal, the Company shall provide Buyer with written notice of the material terms and conditions of such Alternative Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Acquisition Proposal, request or inquiry. Commencing upon the provision of any notice referred to above and continuing until such Alternative Acquisition Proposal, request or inquiry is withdrawn, (i) the Company (or its outside legal counsel) shall keep Buyer (or its outside legal counsel) informed on a reasonably current basis regarding the status and material terms (including any changes thereto) of discussions and negotiations relating to any such Alternative Acquisition Proposal, request or inquiry (and within twenty-four (24) hours after any changes to the material terms thereof) and (ii) the Company shall, as promptly as practicable (and in any event within twenty-four (24) hours following the receipt or delivery thereof), provide Buyer (or its outside legal counsel) with copies of all written materials, proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any such Alternative Acquisition Proposal (which may be redacted to the extent necessary to avoid disclosure of confidential information regarding the business or operations of the Person making such Alternative Acquisition Proposal, so long as such redaction does not extend to the identity of such Person or any material terms or conditions of such Alternative Acquisition Proposal).

(d) Except as provided in Section 5.03(e), neither the Company Boards nor any committee thereof shall, directly or indirectly:

(i) (A) withhold, withdraw, qualify, amend or modify in a manner adverse to Buyer, or publicly propose to withhold, withdraw, qualify, amend or modify in a manner adverse to Buyer, the Company Recommendation or fail to make, or include in the applicable Company Disclosure Documents, the Company Recommendation or the approval, adoption, recommendation or declaration of advisability by the Company Boards or any committee thereof of this Agreement, of the Offer or any of the other Transactions, or make any public statement inconsistent with the Company Recommendation; (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Acquisition Proposal; (C) publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal; (D) fail to publicly and without qualification recommend against any Alternative Acquisition Proposal or fail to reaffirm the Company Recommendation, in either case within ten (10) Business Days after such Alternative Acquisition Proposal is made public or after any reasonable, written request by Buyer to do so (or, if earlier, by the third (3rd) Business Day prior to the then-scheduled Expiration Time, or the EGM or any Subsequent EGM, as applicable); or (E) publicly propose to do any of the foregoing (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”); or

(ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract (other than an Acceptable Confidentiality Agreement as provided in Section 5.03(b)(i)) (A) relating to any Alternative Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Acquisition Proposal or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Transactions (an “Alternative Acquisition Agreement”).

(e) Notwithstanding anything to the contrary set forth in Section 5.03(d), solely in response to a Superior Proposal received by the Company Boards after the date of this Agreement, the Company Boards may, at any time prior to the Expiration Time, make an Adverse Recommendation Change, validly terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with

Section 8.01(d)(i) or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i) the Company has not breached any of its obligations under this Section 5.03;

(ii) the Company shall have (A) provided to Buyer four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person or group making the Superior Proposal), and shall have contemporaneously provided the most current version of the Alternative Acquisition Agreement and all ancillary agreements related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and a new three (3) Business Day period) and (3) that, subject to clause (iii) below, the Company Boards have determined to effect an Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.01(d)(i), as applicable, and the Company Boards shall have determined, in good faith, after consultation with outside legal counsel and financial advisor, that the failure to effect an Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.01(d)(i), as applicable, would be inconsistent with the fiduciary duties of the members of the Company Boards under the Laws of The Netherlands and (B) prior to making such an Adverse Recommendation Change or terminating this Agreement in accordance with Section 8.01(d)(i), as applicable, to the extent requested in writing by Buyer, engaged in good faith negotiations with Buyer during such four (4) or three (3) Business Day period, as applicable, to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; and

(iii) no earlier than the end of the four (4) or three (3) Business Day period, as applicable, the Company Boards shall have determined, in good faith, after consultation with outside legal counsel and financial advisor, that, taking into account any revised terms proposed by Buyer, such Superior Proposal continues to constitute a Superior Proposal and that the failure to effect an Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.01(d)(i) would continue to be inconsistent with the fiduciary duties of the members of the Company Boards under the Laws of The Netherlands.

(f) Notwithstanding anything to the contrary set forth in Section 5.03(d), upon the occurrence of any Intervening Event, the Company Boards may, at any time prior to the Expiration Time, make an Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i) the Company shall have (A) provided to Buyer four (4) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Company Boards have determined to effect an Adverse Recommendation Change and the Company Boards shall have determined, in good faith, after consultation with outside legal counsel and financial advisor, that the failure to effect an Adverse Recommendation Change would be inconsistent with the fiduciary duties of the members of the Company Boards under the Laws of The Netherlands and (B) prior to making such an Adverse Recommendation Change, to the extent requested in writing by Buyer, engaged in good faith negotiations with Buyer during such four (4) Business Day period to amend this Agreement in response to the Intervening Event in such a manner that the failure of the Company Boards to effect an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the fiduciary duties of the members of the Company Boards under the Laws of The Netherlands; and

(ii) no earlier than the end of the four (4) Business Day period, the Company Boards shall have determined in good faith, after consultation with outside legal counsel and financial advisor, that, in light of such Intervening Event and taking into account any revised terms proposed by Buyer, the failure to effect an Adverse Recommendation Change would continue to be inconsistent with the fiduciary duties of the members of the Company Boards under the Laws of The Netherlands (it being understood and agreed that any material change to the circumstances giving rise to the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to Buyer as provided above; provided, that, with respect to each such material change, each reference in the preceding clauses (i) and (ii) to a “four (4) Business Day” period shall be changed to refer to a “three (3) Business Day” period).

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Boards from (A) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or (B) making any disclosure to the Company’s shareholders that is required by applicable Law or if the Company Boards determine in good faith (after consultation with outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with their duties under applicable Law; provided that any disclosures with respect to any of the foregoing shall be deemed an Adverse Recommendation Change unless the Company Boards expressly publicly reaffirm the Company Recommendation.

Section 5.04 Compensation Arrangements. Prior to the Closing, the Company (acting through the Company Boards and the Compensation Committee) shall take all steps that may be required, necessary or advisable to cause (a) each Employment Compensation Arrangement that has been or, after the date of this Agreement, shall be entered into by the Company or any of its Subsidiaries with any current or former Company Service Provider, (b) the treatment of the Company Equity Awards, in accordance with the terms set forth in this Agreement, and (c) the applicable terms of Sections 6.01 and 6.02, in each case, to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) (2) promulgated under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) promulgated under the 1934 Act.

Section 5.05 Delisting; Deregistration. Prior to the Acceptance Time, the Company shall cooperate with Buyer and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to cause the delisting of the Company and the Company Shares from Nasdaq as promptly as practicable after the expiration of the Subsequent Offering Period (or such later time as requested by Buyer in writing) and the deregistration of the Company Shares under the 1934 Act as promptly as practicable after such delisting.

Section 5.06 Anti-Takeover Measures. The Company and the Company Boards (and any applicable committees thereof) shall take all actions within their power and authority necessary so that no Anti-Takeover Measure is or becomes applicable to the Transactions. If any Anti-Takeover Measure becomes applicable in such a manner that it would prevent, materially delay or impair any of the Transactions, the Company and the Company Boards (and any applicable committees thereof) shall grant such approvals and take such actions within their power and authority as are necessary so that any such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act within their power and authority to eliminate such Anti-Takeover Measures in respect of such Transactions.

Section 5.07 Internal Controls Remediation Actions. During the Pre-Closing Period, the Company shall take all actions and implement any measures required to remediate any deficiencies or weaknesses disclosed in any Company SEC Document or in the Company Letter related to the Company’s (i) system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS, or (ii) “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the 1934 Act).

Section 5.08 Tax Matters.

(a) The Company Group shall maintain its books and records in accordance with applicable Tax Law in all material respects through the Closing Date.

(b) The Company shall not take any action, or knowingly fail to take any action, if such action or failure to act (together with any other such actions or failures) would reasonably be expected to prevent the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election, from qualifying as one or more “reorganizations” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

(c) The Company and New Topco shall not make any election under Treasury Regulations Section 301.7701-3 with respect to itself or any of its Subsidiaries until after the Cancellation Effective Time to be treated other than as an association taxable as a corporation for U.S. federal income tax purposes.

ARTICLE 6

COVENANTS OF BUYER

Buyer agrees that:

Section 6.01 Director and Officer Liability.

(a) From Closing until six (6) years after the completion of the Transactions (including the Post-Offer Reorganization, if applicable), Buyer shall cause the Company or another member of the Company Group to indemnify and hold harmless, and provide advances to, the present and former directors and officers of the Company Group (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the completion of the Transactions (including the Post-Offer Reorganization, if applicable) pursuant to, in accordance with the terms of and to the fullest extent provided for in the Company Organizational Documents as they are in force on the date hereof and any relevant Indemnification Agreements and as permitted by applicable Law. From Closing until six (6) years after the completion of the Transactions (including the Post-Offer Reorganization if applicable), Buyer shall cause the Company and its Subsidiaries to honor and fulfill the obligations of the Company and its Subsidiaries under any and all indemnification agreements in effect as of the date hereof between the Company or any of its Subsidiaries and any Indemnified Person as listed in Section 3.19(a) of the Company Letter (the “Indemnification Agreements”). In addition, from Closing until six (6) years after the completion of the Transactions (including the Post-Offer Reorganization, if applicable), Buyer shall cause the Company and its Subsidiaries to cause the articles of association and rules and regulations of the Company Boards (or other similar organizational documents) of the Company and its Subsidiaries to contain provisions with respect to the indemnification of all Indemnified Persons that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provisions contained in the Company Organizational Documents as the date hereof. To the maximum extent permitted by applicable Law, such indemnification shall be mandatory rather than permissive.

(b) The Company shall, prior to the Closing, obtain and fully pay the premium for, and as of the Closing Buyer shall cause the Company to maintain in full force and effect, a “tail” insurance policy with a claims period until six (6) years after the completion of the Transactions (including the Post-Offer Reorganization, if applicable) with respect to directors’ and officers’ Liability insurance covering each Person currently covered by the Company’s directors’ and officers’ Liability insurance policy for acts or omissions occurring at or prior to the completion of the Transactions (including the Post-Offer Reorganization, if applicable) on terms that are no less favorable to those of such policy of the Company in effect on the date of this Agreement, which insurance shall, prior to the Closing, be in effect and prepaid for such period, provided, however, that in no event shall the total cost for such prepaid “tail” insurance policy exceed 300% of the annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then Buyer shall cause the Company may obtain, or cause to be obtained, a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap.

(c) If Buyer, the Company or any of their respective successors or assigns (other than pursuant to the Transactions) (i) shall consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, Buyer shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 6.01.

(d) Each of the Indemnified Persons is intended to be third-party beneficiaries of this Section 6.01, with full rights of enforcement as if such Indemnified Person was a party hereto. The rights of any Indemnified Person under this Section 6.01 shall be in addition to, and not in substitution of, any other rights that such Persons may have under the Company Organizational Documents, the Indemnification Agreements or applicable Law (whether at Law or in equity).

Section 6.02 Employee Matters.

(a) For a period commencing on the Closing Date and ending on the first (1) anniversary of the Closing Date, each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Closing and who remains employed by Buyer or any of its Affiliates (including, following the Closing, the Company or any of its Subsidiaries) as of immediately following the Closing (each, a “Continuing Employee”) shall receive from Buyer (or its applicable Affiliate) (i) at least the same base salary and the same target annual bonus opportunity that was provided to such Continuing Employee immediately prior to the Closing Date; and (ii) employee benefits (excluding severance, equity or equity-based incentive awards, change in control benefits, retiree medical benefits and defined benefit retirement benefits) that are substantially similar in the aggregate to the employee benefits provided to Continuing Employees immediately prior to the Closing.

(b) Buyer shall, and shall cause each of its controlled Affiliates to, use commercially reasonable efforts to (i) waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such Continuing Employee may be eligible to participate in after the Closing and (ii) credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under a Company Plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Buyer or any of its controlled Affiliates. As of the Closing, Buyer shall, or shall cause any of its controlled Affiliates to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Plan as of the Closing, in each case, insofar as not prohibited by applicable Law. In addition, as of the Closing, Buyer shall, and shall cause its controlled Affiliates to give Continuing Employees full credit for purposes of eligibility, vesting and determination of level of vacation benefits under any employee benefit and compensation plans or arrangements (excluding for any purpose benefits under defined benefit plans, retiree medical plans or frozen or grandfathered benefit plans) maintained by Buyer or its controlled Affiliates that such Continuing Employees may be eligible to participate in after the Closing for such Continuing Employees’ service with the Company or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable Company Plan immediately prior to the Closing, except, in each case, to the extent such treatment would result in duplicative benefits.

(c) Unless otherwise requested in writing by Buyer no later than three (3) days prior to the Closing, the Company Boards or board of directors of the applicable Subsidiary (or the appropriate committee thereof) shall take actions necessary to terminate any Company Plan intended to include a Code section 401(k) arrangement, such termination to be effective as of the day immediately prior to the Closing Date and contingent upon the Closing. The Company shall provide Buyer, prior to the Closing, with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Buyer). In the event of such a termination, Buyer shall establish or designate a 401(k) retirement plan maintained by Buyer or an Affiliate to accept the rollover of participant accounts distributed from the 401(k) plans maintained by the Company (including promissory notes evidencing employee loans, if any).

(d) Notwithstanding the generality of Section 9.09, the provisions of this Section 6.02 are solely for the benefit of the Parties, and no current or former Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 6.02. In no event shall the terms of this Agreement be deemed to confer upon any Company Service Provider any right to continued employment with Buyer or any of its Affiliates (including, following the Acceptance Time, the Company and its Subsidiaries) or to limit the ability of Buyer, or any of its Affiliates to terminate the employment of any employee at any time and for any reason. Nothing herein shall be deemed to establish, amend, modify or cause to be adopted any Company Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer, the Company or any of their respective Affiliates.

(e) From and after the Closing Date, Buyer shall cause the Company and its Subsidiaries to honor the terms of all Collective Bargaining Agreements to which the Company or its Subsidiaries are bound. In addition, the terms of employment of all Continuing Employees represented by a labor union, works council or other labor organization in connection with their employment or any other Continuing Employees employed in any jurisdiction where it is not permitted to differentiate between union and non-union employees in terms of compensation or benefits shall be governed by any such obligations, rather than the terms of this Agreement.

(f) Any written or oral communications to any Company Service Provider pertaining to compensation or benefit matters that relate to or are affected by the Transactions shall be provided to Buyer for prior approval by Buyer (such approval not to be unreasonably withheld, conditioned or delayed), it being agreed that Buyer shall have a reasonable time to review any such communication and that Buyer and the Company shall cooperate in providing any such mutually agreeable communication.

Section 6.03 Stock Exchange Listing. Prior to the Expiration Time, Buyer shall cause the Buyer ADSs to be issued in the Offer to be approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.04 Conduct of Buyer. During the Pre-Closing Period, except as (i) expressly required or expressly contemplated by this Agreement, (ii) set forth in Section 6.04 of the Buyer Letter, (iii) required by applicable Law or (iv) consented to in advance in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall, and shall cause each of its Subsidiaries to, (A) conduct its business in all material respects in the ordinary course of business consistent with past practice and (B) use its reasonable best efforts to preserve intact in all material respects its business organization and material business relationships with suppliers, vendors, Governmental Authorities, customers and other Persons with which Buyer has material business relationships; provided, that neither Buyer nor any of its Subsidiaries shall be required (or shall without the Company’s prior consent, not to be unreasonably withheld, conditioned or delayed) to make any payments to its business relationship counterparties, beyond that paid in the ordinary course of business in order to maintain such business relationships. In addition to and without limiting the generality of the foregoing, during the Pre-Closing Period, except as (w) expressly required or expressly contemplated by this Agreement, (x) set forth in Section 6.04 of the Buyer Letter, (y) required by applicable Law or (z) consented to in advance in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall cause its Subsidiaries not to:

(a) amend, adopt any amendment or otherwise change (whether by merger, consolidation or otherwise) any of the Buyer Organizational Documents, except for such amendments or changes as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect;

(b) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares or other equity interests, except for dividends or distributions paid by any of its Subsidiaries to Buyer or other Subsidiaries of Buyer;

(c) split, combine, subdivide, exchange or reclassify the Buyer Shares or Buyer ADSs including pursuant to any recapitalization, merger, issuer tender or exchange offer or other similar transaction, unless the

Offer Consideration and any other amounts payable pursuant to the Transactions contemplated in this Agreement are equitably adjusted in order to provide the (former) shareholders of the Company the same economic benefit as contemplated by this Agreement prior to such event; or

(d) agree, resolve or commit to do any of the foregoing.

Section 6.05 Tax Matters.

(a) Buyer shall not make (and shall cause each of its Affiliates to not make) any election under Section 338 of the Code or any similar provision of any U.S. state or local or foreign Law with respect to the Company or any of its Subsidiaries.

(b) Except pursuant to the New Topco U.S. Tax Election, Buyer shall not make any entity classification election pursuant to U.S. Treasury Regulations Section 301.7701-3 with respect to the Company or any of its Subsidiaries, which election would be effective on or prior to the Cancellation Effective Time.

(c) Buyer shall not take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election, from qualifying as one or more “reorganizations” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

(d) During the one-year period beginning on the date of the Cancellation Effective Date, Buyer shall not transfer any of the assets of the Company and, after the New Topco U.S. Tax Election pursuant to Section 2.07(b)(vi), New Topco to any entity that is treated as a corporation for U.S. federal income tax purposes of which the Buyer directly owns, or is considered to directly own, through New Topco, for U.S. federal income tax purposes, at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of each class of other stock.

ARTICLE 7

COVENANTS OF THE PARTIES

The Parties agree that:

Section 7.01 Regulatory Approvals; Efforts.

(a) During the Pre-Closing Period, the Parties shall use their respective reasonable best efforts to consummate and make effective the Transactions in accordance with the terms hereof and subject to Section 7.01(g). Without limiting the foregoing, during the Pre-Closing Period, the Parties shall use their respective reasonable best efforts to (i) promptly satisfy the Offer Condition set forth in paragraphs (B) and (L) of Annex I and (ii) avoid entry of, or effect the dissolution of, any Order that would have the effect of preventing or materially delaying the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each Party agrees to (A) submit its Notification and Report Form pursuant to the HSR Act with respect to the Transactions within twenty (20) Business Days of the date of this Agreement, and Buyer agrees to (B) make all other required filings with respect to the Other Required Antitrust Approvals and Other Required Regulatory Approvals as promptly as practicable (and consistent with market practice) and (C) to respond as promptly as practicable to any inquiries or requests received from the United States Federal Trade Commission, the United States Department of Justice or any other Governmental Authority in connection with antitrust or related matters.

(b) The Parties’ outside counsel shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and each Party’s outside counsel shall provide to the other Parties’ outside counsel in advance, any material written analyses, presentations, memoranda, briefs and proposals made or submitted to any Governmental Authority in connection with proceedings relating to the HSR Act and the Other Required Regulatory Approvals; provided, that each Party may limit disclosure of commercially sensitive portions of such materials to the outside legal counsel and consultants of the other Parties.

(c) Buyer shall consult and cooperate with the Company, and consider in good faith the views of the Company, in connection with, and shall provide to the Company in advance, any material written analyses, presentations, memoranda and briefs related to the Transactions, made or submitted to any Governmental Authority in connection with proceedings relating to any Antitrust Law and any Other Required Regulatory Approvals; provided, that each Party may limit disclosure of commercially sensitive portions of such materials. The Company shall not make any submissions related to the Transactions to any Governmental Authority in relation to any Antitrust Law and any Other Required Regulatory Approvals without the prior approval of the Buyer, such approval not to be unreasonably withheld, delayed or conditioned; provided, that no prior approval is required for the submission of the Notification and Report Form pursuant to the HSR Act or any submission related to the Transactions reasonably required to comply with the Company’s statutory obligations.

(d) Without limiting the generality of the foregoing, each Party shall give the other Party prompt notice upon becoming aware of any pending or threatened request, inquiry, or Action brought by a Governmental Authority, or brought by a Third Party before any Governmental Authority, in each case with respect to the Transactions under any Antitrust Laws (an “Antitrust Investigation”). With respect to any such Antitrust Investigation, and subject to applicable Laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and to preserve the attorney-client or other legal privileges, each Party shall use its reasonable best efforts to (i) keep the other Party informed as to the status of any such request, inquiry, or Action, (ii) promptly inform the other Party’s outside counsel of any material communication to or from the United States Federal Trade Commission, United States Department of Justice or any other Governmental Authority, in connection with any such request, inquiry or Action (and, if in writing, furnish the other Party with a copy of such communication), (iii) give each other’s outside counsel reasonable advance notice of all material meetings or teleconferences with any Governmental Authority in connection with any such request, inquiry or Action and (iv) consult in advance and cooperate with the other Party’s outside counsel and consider in good faith the views of the other Party’s outside counsel in connection with (including, to the extent reasonably practicable, providing reasonable opportunity for the other Party to comment upon) any material analysis, presentation, memorandum, brief or proposal to be made or submitted to any such Governmental Authority; provided that the Company shall not make any submissions related to the Transactions to any Governmental Authority in relation to any Antitrust Law without the prior approval of Buyer, such approval not to be unreasonably withheld, delayed or conditioned; provided, further, that no prior approval is required for the submission of the Notification and Report Form pursuant to the HSR Act or any submission related to the Transactions reasonably required to comply with the Company’s statutory obligations.

(e) The Company shall promptly furnish to Buyer all information required or requested to be included in any application, filing or submission to be made pursuant to the rules and regulations of any Governmental Authority in connection with the applications or other filings to be made under applicable Antitrust Laws or for any Other Required Regulatory Approvals. The Company shall have the right to review in advance, and to the extent reasonably practicable, shall consult Buyer’s outside counsel on, all material information relating to the Company and any of its respective Affiliates that appear in any filing made with, or written materials submitted to (in each case, including any material amendments thereto) in connection with the Other Required Antitrust Approvals (and any amendments thereto) and the Other Required Regulatory Approvals. Buyer shall consider in good faith comments proposed by the Company; provided, that with respect to any documents or materials that contain information (i) that is commercially sensitive or (ii) the provision of which would infringe Antitrust Laws, such information may be provided solely to those individuals acting as outside legal counsel for the other Party on an outside-counsel-to-counsel basis.

(f) Each Party further agrees to cooperate with the other and use its reasonable best efforts in order to resolve any investigation or other inquiry concerning the Transactions initiated by the United States Federal

Trade Commission, the Antitrust Division of the United States Department of Justice or any Governmental Authority. Each Party’s outside counsel shall promptly notify the other’s outside counsel of any material written notice or other communication received by such Party from any Governmental Authority in connection with the Transactions and, to the extent reasonably practicable and allowed by the Governmental Authority, all material discussions, telephone calls and meetings with a Governmental Authority regarding the Transactions shall include the Representatives of the Company and Buyer.

(g) Notwithstanding anything to the contrary in this Agreement, in no event shall Buyer or any of its Affiliates be required to, and “reasonable best efforts” will in no event require, or be construed to require, Buyer or any of its Affiliates to (i) initiate, litigate, challenge, defend or otherwise participate or take any action with respect to any Action, inquiry or investigation by, against or involving any Third Party or Governmental Authority with respect to the Transactions, (ii) enter into, offer, or agree to, any commitment, settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the Transactions, (iii) otherwise take any other steps or actions to defend against, vacate, modify or suspend any injunction, or order, judgment, ruling, decree or decision of any Governmental Authority, (iv) agree, propose, negotiate, offer, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate (including by establishing a trust, licensing any Intellectual Property Rights (whether pursuant to an exclusive or nonexclusive license) or otherwise), or take any other action (including by providing its consent to permit the Company or any of its Subsidiaries to take any of the foregoing actions), or otherwise proffer or agree to do any of the foregoing, with respect to any of the businesses, assets or properties of Buyer, the Company or any of their respective Affiliates or Subsidiaries, (v) terminate any existing relationships or contractual rights or obligations, (vi) take any action, or commit to take any action, or to accept any restriction, commitment or condition, involving Buyer, the Company or any of their respective Affiliates or Subsidiaries, or (vii) otherwise offer to take or offer to commit to take any action that would limit Buyer’s or any of its Affiliates’ freedom of action with respect to, or ability to retain, operate or otherwise exercise full rights of ownership with respect to, businesses, assets or properties of Buyer, the Company, or any of their respective Affiliates or Subsidiaries (or equity interests held by Buyer or any of its Affiliates in entities with businesses, assets or properties).

(h) Notwithstanding the foregoing or anything in this Agreement to the contrary, Buyer shall have principal right and responsibility for determining the timing and sequence of seeking the required authorizations, consents, expirations or terminations of any waiting periods, Orders and approvals under applicable Antitrust Laws and other Laws and from any Governmental Authorities and strategy with respect to obtaining any such authorizations, consents, Orders, expiration or termination of a waiting period and approvals. The Company shall, and shall cause its Subsidiaries to, take such actions as reasonably requested by Buyer in connection with obtaining any such authorizations, consents, expirations or terminations of any waiting periods, Orders and approvals.

(i) Buyer and the Company agree to refrain from, and to cause each of their respective Affiliates to refrain from, acquiring or agreeing to acquire any assets or businesses that would reasonably be expected to (1) prevent, materially impede, or materially delay receipt of any authorizations, consents, Orders, or approvals of Governmental Authorities, or (2) prevent, materially delay, or impede the Closing, or (3) cause any Governmental Authority to object to such Transactions.

Section 7.02 Certain Filings. The Parties shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are reasonably required to be obtained from parties to any Contracts, in connection with the consummation of the Transactions.

Section 7.03 Further Assurances. If, at any time before or after the Acceptance Time, the Company or Buyer reasonably believes that any further instruments, deeds, bills of sale, assignments or assurances are reasonably necessary or desirable to consummate the Transactions or to carry out the purposes and intent of this Agreement, then, subject to the terms and conditions of this Agreement, the Company and Buyer shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Transactions and to carry out the purposes and intent of this Agreement.

Section 7.04 Public Announcements. Buyer and the Company shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any press release, public announcement, public statement or other public disclosure with respect to this Agreement or the Transactions and shall not issue any such press release, public announcement, public statement or other public disclosure prior to such consultation without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or by the rules and regulations of Nasdaq, in which event Buyer and the Company shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to Buyer or the Company, as applicable, to review and comment upon such press release, public announcement, public statement or other public disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, that (a) each of the Company and Buyer may make press releases or public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press releases or public announcements made by Buyer or the Company in compliance with this Section 7.04 and (b) each of the Company and Buyer may make any public statements in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures, public statements or other public disclosures made by Buyer or the Company in compliance with this Section 7.04. The Company and Buyer agree to issue (or cause to be issued) the previously agreed upon form of joint press release announcing the execution of this Agreement promptly following the execution of this Agreement.

Section 7.05 Notices of Certain Events.

(a) Each Party shall give prompt notice to the other Party of (i) any material written notice or other material communication received by it from any Governmental Authority during the Pre-Closing Period in connection with this Agreement and the Transactions, (ii) any written notice or other communication received by it from any Third Party during the Pre-Closing Period alleging any material breach of, or material default under, any Material Contract, or (iii) any written notice or other communication received by it from any Third Party during the Pre-Closing Period alleging that the consent of such Third Party is or may be required in connection with this Agreement and the Transactions; provided, that the delivery of notice pursuant to this Section 7.05(a) shall not cure any breach of any representation, warranty, obligation, covenant or agreement contained in this Agreement or otherwise limit or otherwise affect the remedies available hereunder to the other Party.

(b) Each Party shall give prompt notice to the other Party of (i) any Action commenced or, to such Party’s knowledge, threatened, against it or any of its Affiliates, that purports to prevent, impede or delay the consummation of the Offer, the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation or any of the other Transactions or that makes allegations that, if true, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Buyer Material Adverse Effect, as the case may be, and (ii) (A) in the case of the Company, the knowledge of the Company of any breach of or inaccuracy in its representations or warranties set forth in this Agreement or failure to perform its covenants or agreements set forth in this Agreement to the extent such inaccuracy, breach or failure to perform would reasonably be expected to give rise to, individually or in the aggregate, the failure of any Offer Condition set forth in paragraph (D) or paragraph (E) of Annex I or (B) in the case of Buyer, the knowledge of Buyer of any breach of, or inaccuracy in, the representations or warranties of Buyer set forth in this Agreement or failure to perform the covenants or agreements of Buyer set forth in this Agreement to the extent such inaccuracy, breach or failure to perform would reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Buyer to perform its obligations under this Agreement or to consummate the Transactions; provided, that the delivery of any notice pursuant to this Section 7.05 shall not cure any breach of any representation, warranty, obligation, covenant or agreement contained in this Agreement or otherwise limit or affect any remedies available hereunder to the Party receiving such notice.

Section 7.06 Litigation.

(a) Except as otherwise set forth in Section 7.01, the Company shall control any Action brought against the Company or any of its Subsidiaries or their directors or officers relating in any way to this Agreement or the Transactions (“Transaction Litigation”); provided, that the Company shall give Buyer the right to (i) review and comment in advance on all filings or responses to be made by the Company in connection with any Transaction Litigation (and any amendments thereto) and the Company shall consider in good faith any comments proposed by Buyer, (ii) participate in (at Buyer’s sole expense), but not control, the defense of such Transaction Litigation, (iii) consult on any settlement with respect to such Transaction Litigation and (iv) participate in any negotiations or mediation with respect to any settlement with respect to such Transaction Litigation, and no such settlement shall be agreed to without Buyer’s prior written consent in Buyer’s sole discretion. The Company shall promptly notify Buyer of any Transaction Litigation brought, or, to the knowledge of the Company, threatened in writing, against the Company, members of the Company Boards or any Subsidiary of the Company and shall keep Buyer apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected); provided, that the delivery of any notice pursuant to this Section 7.06 shall not cure any breach of any representation, warranty, obligation, covenant or agreement contained in this Agreement or otherwise limit or affect any remedies available hereunder to the Party receiving such notice.

(b) The Parties further agree to the matters set forth on Schedule 7.06(b).

Section 7.07 Business Continuity. After Closing, the Parties shall use reasonable efforts to safeguard that (i) CureVac S.E. continues its biopharmaceutical research and development business, and (ii) CureVac Manufacturing GmbH continues its manufacturing business, in each case with respect to qualitative characteristics such as services or products offered, customer and supplier base, markets served and qualification of their employees.

Section 7.08 Tax Free Reorganization Matters.

(a) The parties intend that, for U.S. federal income tax purposes, the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election, will qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which one or both of Buyer and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election, to fail to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Code and the Treasury Regulations. The Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.

(b) In connection with the filing of the Offer Documents (including any amendment or supplement thereto), each of Buyer and the Company shall reasonably cooperate with each other in order to obtain one or both of: (i) a written opinion, in form and substance reasonably satisfactory to Buyer, of Covington & Burling LLP or other nationally recognized U.S. tax counsel reasonably acceptable to Buyer (“Buyer Tax Counsel”) or (ii) a written opinion, in form and substance reasonably satisfactory to the Company, of Skadden, Arps, Slate, Meagher & Flom LLP or other nationally recognized tax counsel reasonably acceptable to the Company (“Company Tax Counsel”) (each such opinion, a “Tax Opinion”), solely to the extent one or both of such Tax

Opinions is required by the SEC. Each Tax Opinion required by the SEC shall conclude, on the basis of customary representations, assumptions and undertakings set forth or referred to in such Tax Opinion and in the related Tax Representation Letters, the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election will qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder. In connection with the foregoing, each of Buyer and the Company shall deliver to Buyer Tax Counsel and Company Tax Counsel at such times as Buyer Tax Counsel and Company Tax Counsel shall reasonably request (i) a representation letter containing customary representations, assumptions and undertakings, reasonably satisfactory in form and substance to Buyer Tax Counsel and Company Tax Counsel (the “Tax Representation Letters”) and (ii) such other information as reasonably requested by Buyer Tax Counsel or Company Tax Counsel, in each case, for purposes of rendering their respective Tax Opinion. Buyer Tax Counsel and Company Tax Counsel shall be entitled to rely on the Tax Representation Letters and such reasonably requested information for purposes of rendering any Tax Opinion. For the avoidance of doubt, the delivery of one or more Tax Opinions shall not be a condition to the consummation of the Offer, the Post-Downstream Merger Share Sale, the Cancellation or the New Topco U.S. Tax Election, and the failure to deliver any Tax Opinion shall not be a basis for the termination of this Agreement.

ARTICLE 8

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time:

(a) by mutual written consent of the Company and Buyer;

(b) by either the Company or Buyer:

(i) if the Acceptance Time has not occurred on or before 11:59 p.m. (New York City time) on the nine-month anniversary of the date of this Agreement (as such date may be extended pursuant to the mutual written consent of the Company and Buyer, the “End Date”); provided, that if all of the Offer Conditions shall have been satisfied or shall be then capable of being satisfied (other than the Offer Condition set forth in paragraph (B) of Annex I), the End Date shall automatically extend until the date that is ninety (90) days following the initial End Date and if at the end of such ninety (90)-day period, all of the Offer Conditions shall have been satisfied or shall be then capable of being satisfied (other than the Offer Condition set forth in paragraph (B) of Annex I), then the End Date shall automatically extend for one (1) additional ninety (90)-day period; provided, further, the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party seeking to terminate if such Party is in breach of, or has breached, this Agreement prior to the Acceptance Time where such breach proximately caused the failure of the Acceptance Time to occur by the End Date;

(ii) if the Offer Condition set forth in paragraph (C) of Annex I is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final, permanent and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have complied in all material respects with its obligations under Section 7.01;

(iii) if the Offer shall have expired in accordance with its terms without all of the Offer Conditions having been satisfied and shall have not been extended by Buyer; provided, that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to any Party whose breach of this Agreement proximately caused the Offer to expire without all of the Offer Conditions having been satisfied; provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to Buyer if Buyer does not extend the Offer in circumstances where Buyer is required to extend the Offer under this Agreement; or

(c) by Buyer:

(i) if the Company breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in this Agreement, which breach or failure to perform, individually or in the aggregate, (A) would result in any Offer Condition not being satisfied and (B) such breach or failure to perform by its nature cannot be cured or has not been cured by the Company by the earlier of (1) the second (2nd) Business Day immediately prior to the End Date and (2) the date that is thirty (30) days after the Company’s receipt of written notice of such breach from Buyer; provided, that Buyer is not then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in this Agreement;

(ii) following an Adverse Recommendation Change;

(iii) if the Subsequent EGM has been held and been concluded and (A) the Governance Resolutions have not been adopted or (B) the Post-Offer Reorganization Resolutions have not been adopted;

(iv) following a Willful Breach of any of the Company’s obligations under Section 5.03 in any material respect; or

(d) by the Company:

(i) in order to concurrently with or immediately following such termination enter into a definitive agreement with respect to a Superior Proposal subject to, and in accordance with, the terms and conditions of Section 5.03(e); provided, that (A) substantially concurrently with such termination, the Company pays the Company Termination Compensation pursuant to Section 8.03(b)(i) and (B) the Company shall not have breached in any material respect any of its obligations under Section 5.03;

(ii) if Buyer breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (A) would result in any Offer Condition not being satisfied and (B) such breach or failure by its nature cannot be cured or has not been cured by Buyer, as applicable, by the earlier of (A) the second (2nd) Business Day immediately prior to the End Date and (B) the date that is thirty (30) days after Buyer’s receipt of written notice of such breach from the Company; provided, that the Company is not then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in this Agreement;

(iii) if (A) the Acceptance Time has occurred and (B) the First Capital Increase has not become effective within ninety (90) calendar days after the Acceptance Time; or

(iv) if (A) the Acceptance Time has occurred, (B) Buyer has failed to exchange the First Company Shares within ten (10) Business Days following the effectiveness of the First Capital Increase, (C) the First Capital Increase has become effective, (D) the Company delivers written notice to Buyer after the occurrence of the events described in clauses (A), (B) and (C) demanding that Buyer make (or cause to be made) such exchange and (E) Buyer fails to make (or cause to be made) such exchange within three (3) Business Days of receiving such notice.

Section 8.02 Effect of Termination. In the event of the valid termination of this Agreement as provided in this Article 8, notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 8.01(a)), and this Agreement shall immediately become void and of no effect, without any Liability on the part of any Party (or its respective directors, officers, employees, shareholders, Representatives, agents or advisors); provided, that, subject in all respects to this Section 8.02, Section 8.03 and Section 9.11 (including, in each case, the limitations set forth therein), (a) the Confidentiality Agreements, Section 5.02(b), Section 7.04, this Section 8.02, Section 8.03, Article 1 and Article 9 (in each case, subject to the limitations set forth therein) shall survive the valid termination hereof and (b) nothing herein shall relieve either Party of any Liability for damages resulting from such Party’s fraud or Willful Breach prior to such valid termination (including, with respect to the Company, damage to the Company’s shareholders resulting from the failure of the Closing to occur).

Section 8.03 Expenses; Termination Compensation.

(a) Except as set forth in this Section 8.03, all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees, costs and expenses, whether or not the Transactions are consummated.

(b) Company Termination Compensation. The Company shall pay, or cause to be paid, to Buyer by wire transfer of immediately available funds an amount equal to the Company Termination Compensation (without interest and less any applicable withholding Taxes):

(i) if this Agreement is validly terminated by the Company pursuant to Section 8.01(d)(i), in which case payment shall be made concurrently with such termination;

(ii) if this Agreement is validly terminated by Buyer pursuant to Section 8.01(c)(ii) or Section 8.01(c)(iv), in which case payment shall be made within five (5) Business Days following any such termination; or

(iii) if (A) an Alternative Acquisition Proposal shall have been publicly made or otherwise becomes generally known to the public prior to the Acceptance Time, (B) this Agreement is thereafter validly terminated (1) by the Company or Buyer pursuant to Section 8.01(b)(i) (if by Buyer, only if at such time Buyer would not be prohibited from terminating this Agreement by the proviso set forth in Section 8.01(b)(i)), (2) by the Company or Buyer pursuant to Section 8.01(b)(iii) (if by Buyer, only if at such time Buyer would not be prohibited from terminating this Agreement by either proviso in Section 8.01(b)(iii)) and the Minimum Condition has not been satisfied as of the final Expiration Time of the Offer (provided, that the Offer Conditions set forth in paragraphs (B) and (C) of Annex I have been satisfied as of such date) or (3) by Buyer pursuant to Section 8.01(c)(i) or Section 8.01(c)(iii) and (C) prior to the date that is twelve (12) months following the date of such termination, the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Alternative Acquisition Proposal” or any such transaction is consummated, in each case, whether or not involving the same Alternative Acquisition Proposal or the Person making the Alternative Acquisition Proposal referred to in clause (A), in which case payment shall be made to Buyer concurrently with the earlier of the date on which such transaction is consummated and the date on which the Company enters into such Contract. For purposes of the foregoing clause (C), references in the definition of the term “Alternative Acquisition Proposal” to the figure “twenty percent (20%)” shall be deemed to be replaced by “fifty percent (50%).”

Section 8.04 Buyer Termination Compensation.

(a) If this Agreement is terminated:

(i) by Buyer or the Company pursuant to Section 8.01(b)(i), if, as of the time of such termination, the only Offer Conditions that have not been satisfied or waived (to the extent such waiver is not prohibited by applicable Law and other than those conditions that by their nature are to be satisfied by actions taken at the Expiration Time) are any one or more of those set forth in (a) paragraph (B) of Annex I or (b) paragraph (C) of Annex I if the Legal Restraint by any Governmental Authority of competent jurisdiction is based on Antitrust Law to prevent the Offer, the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation or any of the other Transactions, or to impose a condition or require a remedy pursuant to any Antitrust Law that Buyer is not required to accept or agree to;

(ii) by Buyer or the Company pursuant to Section 8.01(b)(ii) if the Legal Restraint by any Governmental Authority of competent jurisdiction is based on Antitrust Law to prevent the Offer, the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation or any of the other Transactions, or to impose a condition or require a remedy pursuant to any Antitrust Law that Buyer is not required to accept or agree to; or

(iii) by Buyer or the Company pursuant to Section 8.01(b)(iii), if, as of the time of such termination, the only Offer Conditions that have not been satisfied or waived (to the extent such waiver is not prohibited under applicable Law, other than those conditions that by their nature are to be satisfied by actions taken at the Expiration Time) are any one or more those conditions set forth in (a) paragraph (B) of Annex I or (b) paragraph (C) of Annex I if the Legal Restraint by any Governmental Authority of competent jurisdiction is based on Antitrust Law to prevent the Offer, the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation or any of the other Transactions, or to impose a condition or require a remedy pursuant to any Antitrust Law that Buyer is not required to accept or agree to;

then Buyer shall, concurrently with such termination, in the case of a termination by Buyer, or within five (5) Business Days in the case of a termination by the Company, pay, or cause to be paid, to the Company an amount equal to the Buyer Termination Compensation by wire transfer of immediately available funds (without interest and less any applicable withholding Taxes); provided, however, that Buyer shall not be obligated to pay the Buyer Termination Compensation if (x) the Company’s breach of any of its obligations or representations and warranties under this Agreement proximately caused the failure to satisfy the Offer Condition set forth in paragraph (C) of Annex I or of the imposition of the applicable Legal Restraint (or of the applicable condition or imposition of a remedy) or (y) if, at the time of such termination, Buyer was entitled to terminate this Agreement pursuant to Section 8.01(c)(i).

(b) The Parties acknowledge that the agreements contained in Section 8.03 and Section 8.04(a) are an integral part of the Transactions and that, without these agreements, the Parties would not have entered into this Agreement. Accordingly, if any Party fails to promptly pay the amount due pursuant to Section 8.03(b) or Section 8.04(a) and, in order to obtain such payment, Buyer or the Company, as applicable, commences an Action that results in an Order in its favor for such payment, the Company or Buyer, as applicable, shall pay to the other Party its reasonable and documented costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Action, together with interest on each such amount at the rate equal to the U.S. Prime Rate as published on the website of the Board of Governors of the Federal Reserve System (https://www.federalreserve.gov/releases/h15/), calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment. In the event this Agreement is terminated and Buyer is entitled to receive the Company Termination Compensation pursuant to Section 8.03(b) or the Company is entitled to receive the Buyer Termination Compensation pursuant to and Section 8.04(a), the Company Termination Compensation or the Buyer Termination Compensation, as applicable, shall, subject to Section 9.11 and except with respect to claims for fraud or Willful Breach, be the sole and exclusive remedy of the applicable Party and its Affiliates, on the one hand, against the other Party and its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives, on the other hand, for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the Transactions. Upon payment of such Company Termination Compensation or Buyer Termination Compensation, as applicable, none of the Company or Buyer, as applicable, or any of their respective former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives shall have any further Liability relating to or arising out of this Agreement or the Transactions, except with respect to fraud or Willful Breach. Notwithstanding anything to the contrary contained in this Agreement, in no event shall a Party be required to pay the Company Termination Compensation or the Buyer Termination Compensation, as applicable, more than once.

ARTICLE 9

MISCELLANEOUS

Section 9.01 Notices. All notices, consents, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via electronic mail, (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery) or (c) on the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Buyer, to:

BioNTech SE

An der Goldgrube 12

55131 Mainz

Germany

Attention: James Ryan, Chief Legal Officer & Chief Business Officer

Email: [****]

with copies, which shall not constitute notice, to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention:  Paul Claydon

Jack S. Bodner

Email:   [****]

     [****]

and

Hengeler Mueller Partnerschaft von Rechtsanwälten mbB

Bockenheimer Landstraße 24

60323 Frankfurt am Main

Attention: Lucina Berger

Email:   [****]

and

Loyens & Loeff N.V.

Parnassusweg 300

1081 LC Amsterdam

The Netherlands

Attention:  Michel van Agt

Email:   [****]

if to the Company, to:

CureVac N.V.

Friedrich-Miescher-Strasse 15

72076 Tübingen

Germany

Attention:  Thaminda Ramanayake, Chief Business Officer

     Marco Rau, General Counsel

Email:   [****]

     [****]

with copies, which shall not constitute notice, to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

395 9th Avenue,

New York, NY 10001

Attention:  Howard L. Ellin

     June S. Dipchand

     Stephan Hutter

     Holger Hofmeister

Email:   [****]

     [****]

     [****]

     [****]

and

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam

The Netherlands

Attention:  Paul van der Bijl

Email:   [****]

Section 9.02 Non-Survival of Representations and Warranties; Survival of Certain Covenants and Agreements. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant to this Agreement shall not survive the Acceptance Time. This Section 9.02 shall not limit Section 8.02, Section 8.03(b) or Section 8.04 or any covenant or agreement of the Parties that by its terms contemplates performance after the Acceptance Time. The terms of Article 1 and this Article 9, as well as the covenants and other agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Acceptance Time shall survive the Acceptance Time in accordance with their terms.

Section 9.03 Amendments and Waivers.

(a) Except as otherwise expressly provided for in Annex I, this Agreement may only be amended or supplemented at any time by additional written agreements signed by, or on behalf of, the Parties, as may mutually be determined by the Parties to be necessary, desirable or expedient to further the purpose of this Agreement or to clarify the intention of the Parties.

(b) No provision of this Agreement may be waived or extended except by a written instrument signed by the Party against whom the waiver or extension is to be effective. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement in this Agreement, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.

Section 9.04 Rules of Construction. The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 9.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, that without the consent of the Company, (a) Buyer may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries or Affiliates controlled by Buyer and (b) after the Acceptance Time, Buyer may transfer or assign its rights and obligations under this Agreement to any Person; provided, further, that, in each of clauses (a) and (b), such transfer or assignment shall not (i) adversely impact the rights of the Company under this Agreement or (ii) relieve Buyer of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.06 Governing Law. This Agreement, and any Action arising out of or relating to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of Law principles thereof; provided, that, notwithstanding the foregoing, any matters concerning or implicating the Company Boards’ fiduciary duties shall be governed by and construed in accordance with the applicable fiduciary duty Laws of The Netherlands.

Section 9.07 Dispute Resolution. Any dispute, controversy, or claim arising out of or relating to this Agreement (and any subsequent amendments thereof), or the breach, termination, or validity thereof, or the Transactions contemplated hereby (each a “Dispute”) shall be resolved in accordance with this Section 9.07.

(a) Consent to Jurisdiction. For purposes of resolving any Dispute, each Party (a) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) (the “Chosen Court”), (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (c) waives any claim of improper venue or any claim that the Chosen Court is an inconvenient forum, and (d) agrees that, subject to Section 9.07(b) below, it shall not bring any action relating to a Dispute in any forum other than the Chosen Court. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to a Dispute: (i) any claim that such Party is not personally subject to the jurisdiction of the Chosen Court as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such Chosen Court or from any legal process commenced in such courts (whether through service of process, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) the action in any such court is brought in an inconvenient forum, (B) the venue of such action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such Chosen Court.

(b) Arbitration. In the event that a Chosen Court of first instance declines jurisdiction over an action brought in accordance with Section 9.07(a), the associated Dispute shall be resolved by final and binding arbitration administered by the International Chamber of Commerce (the “ICC”) in accordance with its Rules of Arbitration in effect at the time (the “Rules”), except as modified herein.

(i) The seat of arbitration shall be Frankfurt, Germany and the arbitration shall be conducted in the English language.

(ii) The arbitration shall be conducted by three arbitrators. The claimant and respondent shall each nominate one arbitrator within thirty (30) days of receipt by respondent of the demand for arbitration. The two arbitrators so nominated shall nominate the third and presiding arbitrator (the “Presiding Arbitrator”) within thirty (30) days of the confirmation by the ICC Court of Arbitration (“ICC Court”) of the second arbitrator. If any party fails to nominate an arbitrator, or if the two party-nominated arbitrators fail to nominate the Presiding Arbitrator, within the time periods specified herein, then any such arbitrator shall, upon any party’s request, be appointed by the ICC Court in accordance with the Rules.

(iii) By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue an injunction, attachment or other order in aid of arbitration proceedings. Without prejudice to such provisional remedies that may be granted by a court, the arbitrators shall have full authority to grant provisional remedies, to order a party to request that a court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitrators’ orders to that effect.

(iv) The award of the arbitrators shall be final and binding upon the parties thereto, and shall be the sole and exclusive remedy between the parties regarding any Dispute presented to the arbitrators. Judgment upon any award may be entered in any court having jurisdiction over any party or any of its assets.

(c) Waiver of jury trial. Each Party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Action (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement, the other documents and agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or the actions of the parties in the negotiation, administration, performance and enforcement hereof or thereof. Each Party certifies and acknowledges that (a) no Representative of any other Party has represented, expressly or otherwise, that such other Party would not seek to enforce the foregoing waiver in the event of an Action, (b) such Party has considered and understands the implications of this waiver, (c) such Party makes this waiver voluntarily and (d) such Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.07(c).

Section 9.08 Counterparts; Electronic Delivery; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to email (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a Contract, and each Party hereby forever waives any such defense, except to the extent that such defense relates to lack of authenticity. This Agreement shall become effective when each Party shall have received a counterpart of this Agreement signed by each other Party. Until and unless each Party has received a counterpart of this Agreement signed by each other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.09 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Annexes and Exhibits hereto, the Company Letter and the Confidentiality Agreements, and the other documents delivered in connection with this Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions. This Agreement is not intended to, and shall not, confer upon any Person other than the Parties any rights or remedies; provided, that (a) the provisions of Section 6.01 are intended to be for the benefit of, and shall be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs and representatives; and (b) the provisions of Section 2.04(a)(iii) and Section 2.05(g) are intended to be for the benefit of, and shall be enforceable by, the members of the Company Boards in office at the time of holding the EGM or Subsequent EGM, as applicable, and any Independent Director as referred to in Section 2.05 and all members of the Supervisory Board resigning at the Acceptance Time.

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the Transactions is not affected in any material way. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, will occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (a) the Parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 8.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific performance and (c) the right of specific performance is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.11 shall not be required to provide any bond or other security in connection with any such Order or injunction.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

BioNTech SE

By:	/s/ Uğur Şahin
Name: Uğur Şahin
Title: Chief Executive Officer and Management Board Member

By:	/s/ Sierk Poetting
Name: Sierk Poetting
Title: Chief Operating Officer and Management Board Member

CureVac N.V.

By:	/s/ Alexander Zehnder
Name: Alexander Zehnder
Title: Chief Executive Officer

By:	/s/ Thaminda Ramanayake
Name: Thaminda Ramanayake
Title: Chief Business Officer

[Signature Page to Purchase Agreement]

ANNEX I

OFFER CONDITIONS

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Buyer’s right and obligation to extend, terminate, amend or modify the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, Buyer shall not be required to, or, in the case of paragraph (G), may not be permitted to, accept for exchange or exchange any Company Share validly tendered and not properly withdrawn pursuant to the Offer unless, as of the scheduled Expiration Time:

A. there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Company Shares that, together with the Company Shares then owned by Buyer or its controlled Affiliates, represents at least eighty percent (80%) of the Company’s issued and outstanding capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time (the “Minimum Condition”); provided that if all of the Offer Conditions have been satisfied or waived other than the Minimum Condition, and Buyer has extended the Offer on four (4) or more occasions in consecutive periods of ten (10) Business Days each in accordance with Section 2.01(e)(ii) of the Agreement, Buyer may in its sole discretion, by written notice to the Company, amend the reference to “eighty percent (80%)” in the foregoing definition of Minimum Condition to “seventy-five percent (75%)”, in which case the reference to “eighty percent (80%)” in the foregoing definition of Minimum Condition shall be deemed to be a reference to “seventy-five percent (75%)” of the Company’s issued and outstanding capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time;

B. any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and the Other Required Antitrust Approvals shall have been received, or be deemed to have been received due to the expiry of applicable statutory deadlines, or through any other informal comfort letter that is satisfactory to Buyer, and be in full force and effect;

C. no applicable Law or Order (whether temporary, preliminary or permanent), entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction (collectively, the “Legal Restraints”) shall be in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Post-Offer Reorganization, the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation, or the other Transactions;

D. the representations and warranties of the Company (i) set forth in Section 3.11(a) of the Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Expiration Time with the same effect as though made at and as of the Expiration Time, (ii) set forth in Section 3.05(a), Section 3.05(b), Section 3.05(c) and Section 3.06 of the Agreement shall be true and correct in all respects (except for any de minimis inaccuracies), at and as of the date of this Agreement and at and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.01, Section 3.02, Section 3.22 and Section 3.23 of the Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) set forth in the Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this paragraph (D), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and at and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made at and as of an earlier date, in which case at and as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

E. the Company shall have performed or complied with, in all material respects, each of the obligations, agreements and covenants, required to be performed by, or complied with by, it under the Agreement at or prior to the Expiration Time;

F. since the date of the Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing; provided that clause (ii) of the definition of Company Material Adverse Effect shall be excluded from such definition for the purposes of determining the satisfaction of this paragraph (F);

G. since the date of the Agreement, there shall not have occurred any Buyer Material Adverse Effect that is continuing; provided that clause (ii) of the definition of Buyer Material Adverse Effect shall be excluded from such definition for the purposes of determining the satisfaction of this paragraph (G);

H. the Governance Resolutions shall have been adopted at the EGM;

I. the Post-Offer Reorganization Resolutions shall have been adopted at the EGM;

J. the Company shall have delivered to Buyer a certificate signed by an executive officer of the Company, dated as of the Expiration Time, certifying that the Offer Conditions specified in paragraphs (D), (E) and (F) have been satisfied;

K. a stop order suspending the effectiveness of the Form F-4 shall have not been issued, or, if issued, not withdrawn, by the SEC or proceedings for that purpose shall have not been initiated or threatened by the SEC;

L. the Other Required Regulatory Approvals shall have been obtained, or be deemed to have been obtained by applicable Law, as a result of the lapse, expiration or termination of waiting periods, or the applicable Governmental Authority for such approvals having declined jurisdiction or granted a derogation; and

M. the Agreement shall not have been terminated in accordance with its terms.

Except for the condition specified in paragraph (G), which is for the sole benefit of the Company and may therefore only be waived by the Company in writing, the foregoing conditions in this Annex I are for the sole benefit of Buyer and may be asserted by Buyer regardless of the circumstances giving rise to any such conditions and, other than the Minimum Condition, may be waived, subject to applicable Law, by Buyer in whole or in part at any time and from time to time in its sole discretion, in each case, subject to the terms of the Agreement. The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Buyer to extend, terminate, amend or modify the Offer in accordance with the terms and conditions of the Agreement and the applicable rules and regulations of the SEC. The failure by Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

Capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Purchase Agreement, dated as of June 12, 2025, by and between BioNTech SE (“Buyer”) and CureVac N.V. (the “Company”) (the “Agreement”).